As filed with the Securities and Exchange Commission on July 8, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

CBS RADIO INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

1271 Avenue of the Americas, Fl. 44

New York, NY 10020

(212) 649-9600

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jo Ann Haller

1271 Avenue of the Americas, Fl. 44

New York, NY 10020

(212) 649-9600

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000 (Telephone)	Lawrence P. Tu CBS Corporation 51 West 52nd Street New York, NY 10019 (212) 975-4321 (Telephone)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common stock, $0.01 par value per share	$ 100,000,000	$ 10,070

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, and includes shares of common stock that the underwriters have an option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY 8, 2016

             Shares

CBS Radio Inc.

Common Stock

This is the initial public offering of CBS Radio Inc. (“CBS Radio” or the “Company”), currently an indirect wholly owned subsidiary of CBS Corporation (“CBS”). We are offering              shares of our common stock. Prior to this offering, there has been no public market for shares of our common stock. We anticipate that the initial public offering price per share of our common stock will be between $         and $         per share.

CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Underwriting” (the “Separation”). CBS has advised us that it intends to effect the Separation by means of a tax-free split-off. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect to not dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS. See “The Separation.”

We intend to apply to list our common stock on                      under the symbol “            .”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to CBS Radio Inc. before expenses	$	$

Delivery of the shares of our common stock is expected to be made on or about             . We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional              shares of our common stock solely to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

Prospectus, dated July 8, 2016.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until             ,          (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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BASIS OF PRESENTATION

Except as otherwise indicated, all references in this prospectus to (i) “we,” “our,” “us,” “ourselves,” “CBS Radio,” “the Company,” and “our Company” refer to CBS Radio Inc., a Delaware corporation, together with its consolidated subsidiaries, and (ii) “CBS” refers to CBS Corporation, a Delaware corporation, and, unless the context otherwise requires, its consolidated subsidiaries.

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars. Unless otherwise indicated, (i) all references in this prospectus to “markets” and “radio markets” each refer to radio markets in the United States, (ii) all local market radio station ratings data are based on the average of the full year 2015 Nielsen individual market reports and (iii) all national ratings data is based on the Fall 2015 Nielsen National Regional Database. Unless otherwise indicated, all references in this prospectus to “our radio stations” refer to the radio stations owned and operated by CBS Radio as of June 30, 2016.

Prior to the completion of this offering, we intend to complete certain transactions as a result of which, at or before the completion of this offering, we will, directly or indirectly, own all of the entities that currently conduct the business described in this prospectus. For convenience, we describe our business in this prospectus as if we had been the owner of these entities prior to this offering.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus, assumes that the underwriters’ over-allotment option is not exercised and assumes that the common stock to be sold in this offering is sold at $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. Information related to our initial business and with respect to uses of proceeds is estimated as of the anticipated completion of this offering and the pre-offering financing.

Some of the statements in this prospectus constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

MARKET AND INDUSTRY DATA

Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. The industry forward-looking statements included in this prospectus may be materially different than actual results.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase our common stock in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our combined financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus before making an investment decision to purchase our common stock.

For more information on how we calculate and define Adjusted OIBDA and a reconciliation of Adjusted OIBDA to net income (loss) from continuing operations, see “—Summary Financial Data.”

Overview

CBS Radio is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. We focus on three areas of content: Sports, News and Music & Entertainment. Our radio portfolio includes many of the leading radio stations in the United States, including the most listened-to Sports (WFAN® in New York), News (1010 WINS® in New York) and Alternative Rock (KROQ® in Los Angeles) radio stations. We own the #1- or #2-rated local Sports radio station and the #1-rated All-News radio station in each of the markets in which we program these formats. Our radio stations reached an audience of more than 65 million people per week in 2015, making us the second largest radio group in the United States as measured both by audience and by revenue. We also distribute our content through an integrated suite of digital properties, including market-focused local websites, Radio.comTM (a streaming service), Eventful® (an event discovery platform) and Play.it® (a podcast network), which collectively reached an average of 63.1 million internet and mobile unique users per month in 2015. In addition, we produce events across our markets, including concerts, multi-day musical festivals, speaker series, trade shows and sports-related events. We produced, co-produced or co-promoted approximately 500 such events in 2015.

We focus primarily on large metropolitan markets through clusters of radio stations and digital properties. We have the #1 or #2 station clusters in approximately 75% of our markets as measured by revenue, as reported by the public accounting firm Miller Kaplan Arase, LLP. As of June 2016, we employed over 900 sales personnel dedicated to local and national radio advertising, digital advertising and events, with a local presence in all of the markets in which we operate.

Upon completion of both this offering and the Separation, we believe we will be a very well-capitalized company and well-positioned to take advantage of our strong assets, scale and competitive strengths to grow our business.

Content and Programming

We produce and distribute compelling content for multiple media platforms, including our radio stations and owned web, mobile, streaming and podcast properties, as well as on third party platforms such as Facebook, Twitter, Instagram, Tune-In and YouTube. Our local on-air personalities create original programming that delivers the latest in Sports, News and Music & Entertainment tailored to specific markets and their target audiences:

•

Sports. We are a leading sports radio company in the United States with the two most listened-to sports radio stations in the United States (WFAN AM/FM in New York and WBZ-FM in Boston). We own the #1-rated local Sports radio station in 13 of the 14 markets in which we program a local Sports format. For the year ended December 31, 2015, we broadcast over 3,000 live games for over 30 professional sports franchises, including the New York Yankees, the New England Patriots, the Chicago Cubs and the Detroit Red Wings, and for over 15 collegiate sports programs, including teams from the University of Michigan, the University of Pittsburgh, the University of Connecticut, the University of Maryland and the University of Texas. Our sports radio stations feature popular local personalities, who deliver sports-related news, opinion and debate and facilitate audience interaction on local sports. In addition, we own the CBS Sports Radio Network™, which provides national sports content that is syndicated by a third party to more than 300 affiliated radio stations (including 22 of our radio stations) across the United States.

•	News. We provide our communities with trusted, live, up-to-the-minute news, traffic and weather information. We own the #1-rated All-News radio station in all of the markets in which we program an all-news format and the #1-rated News-Talk station in six markets where we program the format. Our award-winning All-News radio stations include 1010 WINS in New York, KNX (AM)® in Los Angeles and WBBM (AM)® in Chicago. Our News Talk stations include KDKA (AM)® in Pittsburgh, KMOX (AM)® in St. Louis and WTIC (AM)® in Hartford.

•	Music & Entertainment. We provide our audience with unique music and entertainment experiences through personality-driven local programming. Our programming includes a wide variety of music genres, including Rock, Adult Album Alternative, Classic Hits, Adult Contemporary, Top 40, Urban, Spanish and Country, each targeting a distinct demographic group. We have the most listened-to station in the United States in numerous formats, including Classic Hits (WCBS-FM in New York), Adult Hits (KCBS-FM® in Los Angeles), Alternative Rock (KROQ-FM in Los Angeles) and Adult Album Alternative (WXRT-FM® in Chicago), according to Nielsen. We also introduce new and emerging artists to our audiences through our over-the-air and digital platforms and develop exclusive content with artists, including interviews and live performances.

Radio Stations

As of June 30, 2016, we own and operate 117 radio stations in the United States, including stations in all of the top 10 radio markets and 19 of the top 25 radio markets. The following table summarizes our radio stations, which are grouped by market size as defined by Nielsen.

	Format Type
	Sports	News/ News-Talk	Music & Entertainment	Total
Top 25 radio markets (1)(2)	18	16	56	90
Non-Top 25 radio markets	4	3	20	27
Total	22	19	76	117

(1)	Market rankings based on Nielsen Audio Radio Market Survey, Fall 2015.
(2)	Includes two Victor Valley, CA stations operated as part of the Riverside market: KRAK, a Sports station, and KVFG, a Music & Entertainment station.

Digital Properties

We operate digital properties on multiple platforms, including websites, mobile apps, and social media, and through third-party distribution partners. We stream our over-the-air radio station broadcasts and internet-only stations and provide on-demand audio and video content and text, imagery and event information.

•

Music & Entertainment Station Websites. We maintain an online presence for each of our Music & Entertainment stations, including KROQ.com in Los Angeles, B96.com in Chicago and V103.com in Atlanta. We distribute content that we broadcast on our radio stations across our Music &

Entertainment station websites, and we drive traffic to these websites by using extensive and integrated on-air promotion. Our Music & Entertainment station websites, in turn, promote and drive traffic to our radio stations.

•	Market-Focused Local Websites. All of our Sports and News radio stations have a digital presence on 23 market-focused local websites that are operated jointly with CBS, including CBSNewYork.com, CBSBoston.com and CBSSanFrancisco.com. Each of these market-focused local websites provides extensive locally focused news, sports and traffic and weather information utilizing the video and audio content produced by our radio stations and CBS’s owned and operated television stations, where applicable, in that market. In connection with this offering, we will enter into a joint digital services agreement with CBS, pursuant to which, for a period of time following this offering, CBS will continue to operate certain aspects of the market-focused local websites covering our markets on behalf of both CBS and CBS Radio, and CBS Radio will continue to sell advertising on these websites. See “Certain Relationships and Related Person Transactions.”

•	Radio.com. We provide streaming services through our Radio.com platform, where users can listen live to over 250 stations online, including simulcasts of our over-the-air radio stations as well as internet-only radio stations, such as Today’s Big Country and Smooth Jazz. Radio.com generates more than 24.5 million listening hours per month.

•	Eventful. Our local event discovery business, Eventful, provides its 26 million registered users and over 9 million monthly unique visitors with local event information ranging from concerts to movies to restaurants. Eventful’s services can also be accessed through our music radio station websites and the 23 CBS market-focused local websites in all of our markets. Eventful also provides ticketing services to consumers and licenses its events data to third parties.

•	Play.it. Our podcast network, Play.it, offers a portfolio of over 300 different podcast titles and delivers approximately 24 million streams and downloads per month. Examples include “Engage: The Official Star Trek PodcastTM” focused on Star Trek® and “Rap Radar®” focused on hip hop.

Events

We create, promote and produce a diverse range of live events, ranging from concerts and multi-day music festivals to speaker series and sports-related events. In 2015, we produced, co-produced or co-promoted approximately 500 live events. Live events offer unique, out-of-home experiences for our audiences, as well as sponsorships, exhibit space and consumer engagement opportunities for our advertisers. Our events in 2015 included:

•	Tent-pole events with national appeal, such as “We Can SurviveTM” and “The Night BeforeTM,” that pair marquee experiences with world-class performing artists.

•	Heritage local live events, such as “B96 Summer BashTM” in Chicago and “Downtown Hoedown®” in Detroit.

•	Events that showcase key station talent, such as “Wing Bowl®” in Philadelphia and the “April FoolishnessTM” in Los Angeles.

Sources of Revenue

Our revenue is derived from Broadcasting and Digital, Events and Other sources. For the year ended December 31, 2015, approximately 75% of our revenue was from local advertisers and 25% was from national advertisers.

Broadcasting Revenue. We generate Broadcasting revenue from the sale of advertising time on our radio stations to a wide range of local and national advertisers in consumer-focused industries, including automotive, entertainment, retail and financial services. Local advertising is generated primarily in a station’s individual market and national advertising is generated across multiple markets. For the year ended December 31, 2015, we generated Broadcasting revenue of $1.00 billion, representing approximately 81% of our total revenues for this period.

Digital, Events and Other Revenue. We generate digital revenue primarily from the sale of display, audio and video advertising across our digital properties, which enables us to further monetize the content produced by our radio stations. We also generate digital revenue through content and data licensing, local offers, and affiliate commissions. Events revenue is generated primarily from advertising and sponsorships associated with various live events which we produce, co-produce and co-promote. Other revenues are generated primarily from the syndication of our programming, sponsorships of programming features and naming rights of radio station assets. For the year ended December 31, 2015, we generated Digital, Events and Other revenues of $229.5 million, representing approximately 19% of our total revenues for this period.

The Radio Industry

Radio is a proven and effective mass-marketing medium given its broad reach, resilient audience, low price-point and access to audience at key buying times. In particular:

1.	Radio has the highest and most stable reach of any media, reaching 93% of all adults aged 18+ across the United States, according to Nielsen.

2.	Radio listenership has remained resilient for the past 10 years, growing from 230 million listeners in 2006 to 240 million listeners in 2015, according to Nielsen.

3.	Radio offers a cost-efficient and creatively simple way for advertisers to reach a broad diverse audience. According to 2016 data from Intermedia Dimensions, based on national coverage, the cost per thousand (“CPM”) for a local spot radio 30-second advertisement during the afternoon drive period is $10.97 versus $24.40 CPM for a 30-second network prime time television spot and $14.62 CPM for a one-third page black and white advertisement in a newspaper.

Business Strengths

Large Market Focus and National Footprint. Our radio stations and digital properties are predominantly concentrated in large metropolitan markets, which account for a significant share of local advertising revenues. According to SNL Kagan’s report titled “Broadcast Industry Overview: U.S. TV & Radio Stations, 2016 edition,” the 25 top radio markets generated $6.51 billion in radio advertising revenue for the year ended December 31, 2015. Our radio stations are in all 10 of the top radio markets, and 19 of the top 25 radio markets. We generate approximately 90% of our revenue from these 19 markets. Our portfolio of large market stations and digital properties, such as Radio.com, Eventful.com and Play.it, provides us with a national footprint and the ability to create compelling local and national campaigns for our advertisers across our broadcast, digital and live event offerings.

Strong Radio Station Clusters and Local Market Scale. We own three or more radio stations in 24 of our 26 markets. Owning multiple stations and digital properties in a market allows us to capture a greater share of audience and advertising dollars. Station clusters allow us to gain scale in local markets, which increases our operating efficiency and profitability. We carefully construct our clusters and program our stations to appeal to distinct demographic groups to maximize their collective in-market reach. For example, in New York, we own seven radio stations operating out of a single facility, including the popular WFAN sports radio simulcast on two frequencies, two All-News stations and three stations with music formats.

Powerful Local Brands. Our radio portfolio includes many of the leading national and local radio stations in the United States, including the most listened-to Sports (WFAN in New York), News (1010 WINS in New York), Classic Hits (WCBS-FM in New York), Alternative Rock (KROQ in Los Angeles), Adult Album Alternative (WXRT in Chicago) and Adult Hits (KCBS-FM in Los Angeles) radio stations in the United States. We also own the #1- or #2-rated Sports radio stations and the #1-rated All-News radio stations in each of the markets in which we program these formats. Among our powerful local brands are the “World Famous KROQ®” in Los Angeles and the unmistakable “teletype” sound of 1010 WINS, as well as “Traffic and Weather Together®”, “All News All The Time®” and “You Give Us 22 Minutes. We’ll Give You the World.®”

Compelling, Exclusive Content. We produce live radio and digital content with up-to-the-minute broadcasts of timely information such as sports, news, traffic and weather that drive listenership, loyalty and engagement from our audience. Our audience turns to us for exclusive content, including news, live sports and sports talk. We employ more than 900 on-air talent who inform and entertain their listeners and serve their local communities. For the year ended December 31, 2015, we broadcast more than 3,000 live games for over 30 professional sports franchises in the National Football League (“NFL”), Major League Baseball (“MLB”), the National Basketball Association (“NBA”), the National Hockey League (“NHL”) and Major League Soccer (“MLS”) and for over 15 collegiate sports programs.

Extensive Digital Platform. We own and operate digital properties in all of our 26 markets, each of which is integrated with our in-market over-the-air radio stations, enabling our audience to consume our audio and video content across multiple platforms. Our digital properties expand our in-market reach, increase and broaden our audience and enhance our audience engagement. Our extensive local digital properties allow us to better serve our audience and provide our advertisers with increasingly effective, targeted and measurable digital advertising solutions, including as part of integrated campaigns utilizing our broadcast and live event platforms. Radio.com is our national web destination and dedicated mobile app providing the streams for all CBS Radio over-the-air and internet only stations, allowing for targeted demographic and geographic streaming audio sales opportunities. Play.it is our podcast platform for both radio station shows and national talent, and the sales brand for broad-based sponsorships of on-demand audio.

Attractive Financial Profile. Our business is highly profitable, requires low levels of capital expenditures and generates significant operating cash flow. We also benefit from our national scale and the local clustering of our radio station and digital assets, which allows us to generate significant cash flows from incremental revenues. Upon completion of both this offering and the Separation, we believe we will be a very well-capitalized company and well-positioned to take advantage of our strong assets, scale and competitive strengths to grow our business.

Sales-Oriented Organization Led by Experienced Management Team. We have a strong sales-oriented culture with extensive local relationships focused on growing revenue across our platform through innovative marketing campaigns for our advertising clients. As of June 2016, we employed over 900 sales personnel dedicated to local and national advertising, digital advertising and events, with a local presence in all of the markets in which we operate. In the year ended December 31, 2015, we generated revenue share in excess of our audience share in every one of our 26 markets. CBS Radio is led by an experienced senior management team with strong sales and leadership capabilities and deep knowledge of the radio, digital and local media industries. Our President, Andre J. Fernandez, previously served as President of a publicly traded, diversified local media company and has a successful track record of delivering results. Further, we benefit from highly experienced, sales-focused management teams in each of our local markets.

Operating Strategy

Continue to Develop Compelling Content. We develop and invest in compelling local and national content, including exclusive live sports broadcasts and live sports, news, talk, music, and entertainment programming hosted by more than 900 trusted local personalities across our integrated radio, digital and event offerings. We focus on news and sports content in particular because of the live, up-to-the-minute nature of news and our audience’s passion for local sports, which increases our audience size and engagement with our radio stations and affiliated digital properties, providing attractive platforms for our advertisers. By continuing to seek, develop and invest in relevant audio, video and digital content we intend to build upon the longstanding and intimate relationship between our local brands and on-air personalities and their audiences to sustain and increase listenership and provide effective advertising campaigns to our marketing partners.

Expand Multi-Platform Distribution. We distribute our audio and video content across our owned sites and third-party digital and mobile platforms to maximize our reach, serve our audience and enhance our offerings. Our audience expects the flexibility to consume content across multiple platforms wherever, whenever and however they choose and expect increasingly integrated, intuitive and personalized experiences that our digital platforms deliver. We believe that by increasing the availability and accessibility of our content across multiple platforms, including mobile and social media, we will expand our audience, strengthen our local brands and increase our relevance among our audience and our advertisers.

Grow Digital, Events and Other Revenues. We are focused on growing our digital and other non-broadcasting based revenues. Our large market footprint of strong radio station clusters and promotional capabilities provide us with a platform to expand our brands and content into digital platforms and develop new, complementary marketing products, including live local events. Digital platforms provide us opportunities to monetize our audio and video content through syndication, licensing and sponsorship arrangements. These non-broadcast revenue sources enhance our local brands and provide additional channels for us and our advertisers to engage audience via immersive and novel experiences.

Drive Enhanced Revenue Management. We focus on advertising rate discipline to improve revenue yield on our radio and digital properties. By carefully managing the amount of advertising inventory sold through third-party networks and selling that inventory at higher local and national spot rates, we seek to improve revenue yield on spot advertising. In addition, we collect and use audience data to inform our programming and enhance the targeting and measurement capabilities of our advertisers’ marketing campaigns. This data allows us to demonstrate to our advertisers the effectiveness of their campaigns, and helps us to attract and retain new advertisers for radio and digital platforms. We use our national radio and digital footprints to enhance our appeal to national advertisers and grow our national revenues.

Enhance Radio Clusters and Digital Assets via Selective Acquisitions. We will seek to optimize our existing radio clusters and expand into new markets. We will also evaluate opportunities to acquire synergistic digital properties and capabilities to enhance our local presence and broaden our national footprint. We believe that our existing scale, digital capabilities, strong balance sheet and management experience position us well to exploit potential consolidation opportunities to grow our business.

Summary Risk Factors

An investment in our common stock involves various risks. You should carefully consider the matters discussed in “Risk Factors” beginning on page 12 of this prospectus before making a decision to invest in our common stock. Some of the risks include the following:

•	The success of our business is dependent on advertising revenues, which are affected by numerous factors, many of which are beyond our control. A decline in advertising revenues could adversely impact our business, financial condition and results of operations;

•	Major changes in how professional sports teams distribute and license content could adversely impact our business, financial condition and results of operations;

•	We operate in a highly competitive industry. We may lose audience or market share to competing media companies offering similar content on the media platforms in which we operate or other media platforms. These competing platforms include broadcast radio, cable and broadcast television networks, satellite radio, the internet, mobile devices and other technologically innovative platforms for content distribution;

•	We may lose key talent to competing radio stations or other types of media competitors;

•	We will continue to be controlled by CBS following the offering. CBS’s interests in our business may conflict with our interests or the interests of our other stockholders;

•	After the Separation, we may lose some benefits of our association with CBS, particularly with CBS owned and operated television stations, with which our radio stations share various services;

•	Our board of directors has the power to take or cause certain actions and our certificate of incorporation contains certain governance features that could make a change in control of our Company more difficult, which could adversely impact stockholders; and

•	There is currently no public market for our common stock. An active trading market for our common stock may not develop following this offering, and you may be unable to sell your stock at a price above the initial public offering price or at all.

Corporate Information

Our principal executive offices are located at 1271 Avenue of the Americas, Fl. 44, New York, NY 10020. Our telephone number is (212) 649-9600.

Our Relationship with CBS

Currently, and at all times prior to the completion of this offering, CBS indirectly will own 100% of our outstanding common stock. We are offering             shares of our common stock in this offering, and upon the completion of this offering, CBS indirectly will own approximately    % of our outstanding common stock, or approximately     % if the underwriters exercise their over-allotment option in full, and we will continue to be controlled by CBS. As a result, CBS will be able to exert significant influence over us and our corporate decisions. See “Risk Factors—Risks Related to Our Affiliation with and Separation from CBS.”

CBS provides us with certain services, such as use of certain brands and call signs, insurance, support for technology systems, operation of market-focused local websites for CBS’s owned and operated television stations and our radio stations, and also provides benefits to our employees, including medical, dental, life and disability insurance, participation in a 401(k) savings plan and certain post-employment benefits. CBS also provides us with centralized corporate services, such as tax, internal audit, cash management and other services. Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation, for the period after the effective date of the Separation and to complete the Separation of our business from CBS. For a description of these agreements, see “Certain Relationships and Related Person Transactions.”

Pre-Offering Financing

Prior to the completion of this offering, we intend to complete the following financing transactions as part of our transition to becoming a public company:

•	We will incur indebtedness of $ (the “Pre-Offering Borrowing”). We intend to distribute the net proceeds from the Pre-Offering Borrowing to CBS. Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business; and

•	We will enter into a -year $ revolving credit facility (the “Revolving Credit Facility”), with third-party financial institutions. The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering.

We refer to the above transactions as the “pre-offering financing.”

The Separation

CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly will own upon the completion of this offering, following the “lock-up” period described under “Underwriting.” CBS has advised us that it intends to effect the Separation by means of a tax-free split-off, pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of our common stock in an exchange offer. If the exchange offer is undertaken and consummated and not fully subscribed because less than all of the shares of our common stock owned by CBS are exchanged, the remaining shares of our common stock owned by CBS may be offered in one or more subsequent exchange offers (together with the initial exchange offer, the “exchange offer(s)”) and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS common stock remain outstanding after consummation of the exchange offer(s) (such distribution, together with the exchange offer(s), the “split-off”). If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect not to dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS.

Except for the “lock-up” period described under “Underwriting,” CBS is not subject to any contractual obligation to maintain its share ownership. For more information on the potential effect of CBS’s disposition of our common stock by means of the Separation or otherwise, please read “Risk Factors—Risks Related to Our Affiliation with and Separation from CBS—Transfers of our common stock owned by CBS could adversely impact your rights as a stockholder and the market price of our common stock.”

This Offering

Common Stock Offered by Us	Shares

Common Stock to Be Outstanding After this Offering	Shares

Use of Proceeds	We estimate that we will receive gross proceeds from this offering of approximately $ , or approximately $ if the underwriters exercise their over-allotment option in full. After deducting the underwriting discounts, commissions and expenses of this offering, we estimate that we will receive aggregate net proceeds from this offering of approximately $ , or approximately $ , if the underwriters exercise their over-allotment option.

We intend to distribute a portion of the net proceeds from this offering to CBS and to use the remaining net proceeds of this offering for general corporate purposes and ongoing cash needs. We intend to distribute the net proceeds from the Pre-Offering Borrowing to CBS. Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business. See “Pre-Offering Financing.”

Listing	We intend to apply to list our common stock on under the symbol “ .”

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page 12 and all other information in this prospectus before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering excludes shares of our common stock reserved for future issuance under the CBS Radio Omnibus Incentive Plan, which we refer to as the “Omnibus Incentive Plan,” and which we intend to adopt immediately prior to the completion of this offering.

Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised and assumes that the common stock to be sold in this offering is sold at $        per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

Summary Financial Data

The following table summarizes our combined financial data for the periods presented. The summary historical combined statements of operations and cash flow data for the three months ended March 31, 2016 and 2015 and the summary historical combined balance sheet information as of March 31, 2016 have been derived from our unaudited historical combined financial statements, included elsewhere in this prospectus. The summary historical combined statements of operations and cash flow data for the years ended December 31, 2015, 2014 and 2013 and the summary historical combined balance sheet information as of December 31, 2015 and 2014 have been derived from our audited historical combined financial statements, included elsewhere in this prospectus. The summary historical combined balance sheet information as of December 31, 2013 has been derived from our audited combined financial statements, not included in this prospectus. The summary historical combined balance sheet information as of March 31, 2015 has been derived from our unaudited combined financial statements, not included in this prospectus. The summary pro forma condensed combined statements of operations for the three months ended March 31, 2016 and for the year ended December 31, 2015 and the summary pro forma condensed combined balance sheet information as of March 31, 2016 have been derived from our unaudited pro forma condensed combined financial statements, included elsewhere in this prospectus. The unaudited historical combined financial statements have been prepared on the same basis as our audited historical combined financial statements and in the opinion of our management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The summary unaudited pro forma condensed combined statements of operations and balance sheet information has been adjusted to reflect our pre-offering financing, the sale of the common stock offered hereby, the receipt of the estimated net proceeds from this offering, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us, and the use of the estimated net proceeds as described under “Use of Proceeds” and incremental costs we will incur as a stand-alone public company. The unaudited pro forma condensed combined financial information for the year ended December 31, 2015 and as of and for the three months ended March 31, 2016 is presented as if this offering, the use of net proceeds therefrom and our pre-offering financing all had occurred as of the last day of the period presented for the purposes of the unaudited pro forma condensed combined balance sheet information and on January 1, 2015 for the purposes of the unaudited pro forma condensed combined statements of operations.

No pro forma adjustments have been made with regard to the disposition of the remaining shares of common stock to be held by CBS after the completion of this offering. See “The Separation.”

Our historical combined financial statements included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of CBS Radio and include allocations of expenses from CBS. The summary historical combined and unaudited pro forma condensed combined financial information set forth below and the financial statements included elsewhere in this prospectus do not necessarily reflect what our results of operations, financial condition or cash flows would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

You should read the following information together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,				Year Ended December 31,
	Pro Forma		Historical		Pro Forma		Historical
	2016		2016	2015	2015		2015	2014	2013
(in millions, except per share amounts)
Statement of Operations data:
Revenues		$264.1	$264.1	$271.1		$1,230.6	$1,230.6	$1,303.0	$1,306.4

Operating income (loss)	$		$55.7	$52.7	$		$(240.3)	$299.3	$360.2

Adjusted OIBDA (a)	$		$66.0	$64.4	$		$321.8	$402.3	$413.1
Less:
Stock-based compensation (b)		3.6	3.6	4.4		14.2	14.2	16.6	16.5
Impairment charges		—	—	—		482.9	482.9	48.6	—
Restructuring charges		—	—	—		36.5	36.5	7.0	5.1
Depreciation		6.7	6.7	7.3		28.5	28.5	30.8	31.3
(Provision) benefit for income taxes			(22.3)	(21.2)			103.8	(122.8)	(146.1)
Net income (loss) from continuing operations	$		$33.4	$31.5	$		$(136.5)	$176.5	$214.1

Basic net income (loss) per common share	$				$
Diluted net income (loss) per common share	$				$
Balance Sheet data (at period end):
Total assets	$		$5,148.6	$5,735.3			$5,216.5	$5,771.6	$5,790.2
Current liabilities	$		$92.1	$81.0			$105.9	$102.3	$112.4
Long-term debt	$		$—	$—			$—	$—	$—
Total invested equity/ stockholders’ equity	$		$3,938.4	$4,330.3			$3,994.1	$4,360.2	$4,392.0

Cash Flow data:
Cash flow provided by operating activities from continuing operations		$85.0	$85.0	$61.5		$212.8	$212.8	$276.9	$264.3

(a)	Adjusted OIBDA is a measure of performance not calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). We define “Adjusted OIBDA” as operating income before depreciation, stock-based compensation expense, restructuring charges and impairment charges. We use Adjusted OIBDA to evaluate our operating performance. Adjusted OIBDA is among the primary measures we use for planning and forecasting of future periods, and it is an important indicator of our operational strength and business performance. We believe Adjusted OIBDA is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by our management, helps improve investors’ understanding of our operating performance and makes it easier for investors to compare our results with other companies that have different financing and capital structures or tax rates. In addition, Adjusted OIBDA is among the primary measures used by investors, analysts and peers in our industry for purposes of valuation and the comparison of the operating performance of companies in our industry.

Since Adjusted OIBDA is a measure not calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income (loss) or operating income (loss) as indicators of operating performance. Adjusted OIBDA, as we calculate it, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs. Since Adjusted OIBDA excludes certain financial information that is included in net income (loss), the most directly comparable GAAP financial measure, users of this information should consider the types of events and transactions that are excluded.

(b)	For the year ended December 31, 2015, stock-based compensation of $2.9 million was reflected in restructuring charges.

RISK FACTORS

Investment in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

The success of our business is dependent on advertising revenues, which are affected by numerous factors, many of which are beyond our control. A decline in advertising revenues could adversely impact our business, financial condition and results of operations.

The majority of our revenue is generated from the sale of local and national advertising on our broadcast radio and digital platforms. Our advertising revenue is substantially impacted by overall economic conditions. If the national economy experiences a downturn or stagnation, it could result in reductions in spending by advertisers in general or in segments of the advertising market that purchase a relatively large amount of advertising from us. Such reductions could adversely impact our business, financial condition and results of operations.

Other factors that may impact our ability to sell advertising, and which are beyond our control, include:

•	regional or local economic conditions in the areas where our radio stations are located or where potential advertisers’ businesses are located;

•	our competitors’ activities, including increased competition from other advertising-based media;

•	reductions in advertising spending levels or changes in advertisers’ strategies regarding advertising spending, both generally and on the platforms through which we deliver content to our customers;

•	a general perception among advertisers of the effectiveness of advertising on the broadcast radio and digital platforms through which we deliver content to our customers; and

•	advertising agency consolidation could result in a reduction of our rates and, in turn, advertising revenue.

We cannot ensure that our existing advertisers will continue to purchase advertising from us, or that we will be able to replace in a timely or effective manner departing advertisers with new advertisers from whom we can generate comparable revenue. Advertising agreements are generally short term in nature and are cancelable upon short notice.

Advertising rates and revenues are seasonal, which may cause our quarterly earnings to vary.

Advertising rates and revenues are impacted by seasonal cycles that are separate from general economic trends, which may cause our quarterly earnings to vary. Generally, lower revenue is generated in the first quarter of the year and higher revenue is generated in the second and fourth quarters of the year. This seasonality causes and will likely continue to cause a variation in our quarterly operating results, which could impact our ability to generate predictable revenue. These advertising cycles may adversely impact our business, financial condition and results of operations.

We operate in a highly competitive industry. We may lose audience or market share to competing media companies offering similar content on the media platforms in which we operate or other media platforms.

In each media distribution platform on which we operate, we compete for audience and advertising revenues with a wide range of media companies offering similar content, including through broadcast radio, cable and broadcast television and networks, satellite radio, local, regional and national newspapers, magazines, the internet and mobile devices and other technologically innovative platforms for content distribution. If we are unable to compete successfully with other media companies to attract and maintain our audience, advertisers may be less willing to purchase advertising from us, which could adversely impact our business, financial condition and results of operations.

We compete with other media companies by providing high-quality content to our audiences. Our ability to attract audiences depends in large part upon audience acceptance of our content, which is based, among other things, on (1) our ability to determine the type of content that our audience wants and to adapt to changes in audience’s tastes and behavior on a timely basis, (2) our ability to deliver the content we develop (see “—We compete to distribute the same or similar content across various media distribution platforms. We may lose audience or market share to competing distribution platforms. In particular, if we fail to expand our digital audience or our ability to monetize our digital platforms, it could adversely affect our business, financial condition and results of operations.”), (3) the quality and acceptance of competing content released into the marketplace at or near the same time by other media companies and (4) our ability to market our content to our potential audience. Our failure in any of these factors or others could decrease our audience size, threaten our ability to generate advertising revenues and adversely impact our business, financial condition and results of operations.

Our competitors may adversely impact our business, financial condition and results of operations.

Our broadcast radio competitors compete intensely to increase their respective audience shares, which may impact our profitability. Our competitors may drop advertising rates, operate commercial-free for periods of time or a combination of these and other practices, which could result in the loss of our audience and/or increase the market share of our competitors. In addition, some of our pure-play digital competitors in the digital marketplace operate at significant losses year-to-year to win market share or to increase interest in a particular product or platform. All of these practices make it more difficult for us to attract advertisers at profitable rates in the broadcast radio advertising market, which could adversely impact our business, financial condition and results of operations.

Increases in or new royalties, including through legislation, could adversely impact our business, financial condition and results of operations.

We currently pay royalties to song composers and publishers through the American Society of Composers, Authors and Publishers (ASCAP), Broadcast Music, Inc. (BMI) and SESAC, Inc. for the performance of music on our radio stations and websites. Although we pay royalties to record labels and recording artists for distributing music content online, we do not pay royalties to record labels or recording artists for broadcasts of music on our radio stations. From time to time, the U.S. Congress considers legislation that could require that radio broadcasters pay performance royalties to record labels and recording artists. The proposed legislation has been the subject of considerable debate and activity by the radio broadcast industry and other parties that could be affected. We cannot predict whether any proposed legislation will become law. In addition, royalty rates are subject to adjustment and it is possible that our royalty rates associated with obtaining rights to use musical compositions and sound recordings in our programming content could increase as a result of private negotiations, regulatory rate-setting processes, or administrative and court decisions. Various independent record companies that claim to own the rights to several hundred sound recordings created prior to February 15, 1972 (the “Pre-1972 Recordings”) have sued several radio broadcasters (including us) for infringing their exclusive right of public performance in certain states. In August 2015, we were named as a defendant in two separate putative class action lawsuits in a federal court in each of California and New York for common state law copyright infringement as well as violations of other state laws. The California court dismissed the case against us in

May 2016, which judgment is being appealed by the record companies in this case. Our motion to dismiss the New York case remains pending. We intend to vigorously defend ourself in these matters; however, decisions adverse to us in these matters could impede our ability to broadcast or stream the Pre-1972 Recordings and/or increase our royalty payments. New or increased royalty payments could increase our expenses, which could adversely impact our business, financial condition and results of operations.

Major changes in how professional sports teams distribute and license content could adversely impact our business, financial condition and results of operations.

We are a major distributor of sports content. We are the exclusive radio broadcast play-by-play rights holder for over 30 professional sports teams in the NFL, MLB, the NBA, the NHL and MLS. Changes in how the major professional leagues or teams license or control the rights to their programming may threaten our position as a rights holder. For example, if professional sports leagues or teams decide to broadcast their own content on radio stations that they own or control, our exclusive position could be adversely impacted. Furthermore, changes in technology or audience viewing habits, or a decline in popularity in any or all sports, may negatively affect the audience for this exclusive content. Any of these events could adversely impact our business, financial condition and results of operations.

In addition, our exclusive radio broadcast rights are generally governed by multi-year contracts. If we are unable to renew these contracts, we will lose the related revenues, which we may be unable to replace through other content. Even if these contracts are renewed, the cost of obtaining the exclusive radio broadcast rights may increase and/or the related revenue may be reduced. Any of these events could adversely impact our business, financial condition and results of operations.

We compete to distribute the same or similar content across various media distribution platforms. We may lose audience or market share to competing distribution platforms. In particular, if we fail to expand our digital audience or our ability to monetize our digital platforms, it could adversely affect our business, financial condition and results of operations.

We have historically operated as a broadcast radio company, and, over time, have increased our digital presence. We now distribute our content through a variety of distribution platforms, including over-the-air and online. We compete with other radio companies as well as digital content providers in these platforms for audience attention and advertising revenues. If we are unable to continue broadening our ability to deliver content over multiple distribution platforms to meet market demands, it could threaten our ability to maintain and increase our audience size or to access different forms of advertising revenues. Furthermore, if our audiences choose to access content through platforms on which we have relatively less presence, or through which we do not distribute any content, it could result in a decrease in our audience size and loss of advertising revenues.

In the event we succeed in expanding our digital platforms, we may not be able to expand our digital audience if we fail to market our new distribution platforms properly to existing and new audiences. Potential audiences may expect to find our content on broadcast radio because we are a radio broadcaster, but may be unaware of, or not sufficiently interested in, our newer and more innovative distribution platforms. Any of these results could result in a loss of audience or market share to competing distribution platforms, which results could adversely impact our business, financial condition and results of operations.

In addition, even if we succeed in expanding our digital audience, we may risk failing to expand our ability to monetize our digital platforms. Although we are increasingly distributing our content through digital platforms, the rates we charge for online and mobile advertisements are currently less than those we charge for broadcast radio advertisements. If we are unable to sufficiently increase the rates we charge for online and mobile advertisements, a significant shift in audience to those platforms could lower our advertising revenues, which could adversely impact our business, financial condition and results of operations. Our costs associated with online distribution may be higher than distribution via broadcast radio for the same content. As more music content is distributed to customers through online platforms, these costs may increase more than if such an increase in audience size had occurred in a broadcast radio audience. These increases in costs could adversely impact our business, financial condition and results of operations.

Further, profitability is generally lower from our content distributed through digital platforms than that distributed over broadcast radio because of higher costs and lower revenue generation potential associated with digital platforms. See “—We compete to distribute the same or similar content across various media distribution platforms. We may lose audience or market share to competing distribution platforms. In particular, if we fail to expand our digital audience or our ability to monetize our digital platforms, it could adversely affect our business, financial condition and results of operations.” As a result, the distribution of content on a digital platform may, in general, be less profitable than the distribution of the same content on the broadcast radio platform, which could adversely impact our business, financial condition and results of operations.

Revenue generated from the distribution of broadcast radio to audiences in automobiles may decline as a result of various factors.

We operate in an industry that has been and will be subject to significant technological change, including the addition of online and other listening platforms to deliver content in automobiles in addition to, or instead of, broadcast radio. See “—Our failure to respond timely or appropriately to changes in technology could adversely impact our business, financial condition and results of operations.” Our listeners in automobiles historically listened to our content over AM/FM broadcast radio platforms. As more automobiles are equipped with online platforms, our listeners may access that content through one of our online platforms, or not at all. Any of these developments could adversely impact our business, financial condition and results of operations.

Our failure to respond timely or appropriately to changes in technology could adversely impact our business, financial condition and results of operations.

Our industry is subject to rapid technological change, including in the ways in which content is delivered to our audience and advertisements are distributed to customers, including:

•	personal digital audio devices (e.g., smartphones, tablets), some of which may not be compatible with the platforms on which we currently offer or plan to offer our content to our audience;

•	satellite radio stations;

•	internet-only content providers, cable systems, direct broadcast satellite systems, streaming services and other digital audio platforms; and

•	on-demand streaming and podcasting that permit users to listen to programming on a time-delayed basis and to fast-forward through programming and/or advertisements.

These or other new technologies have the potential to change the means by which advertisers can reach target audiences effectively. We cannot predict the effect, if any, that competition arising from these technological changes to distribution methods or other technology changes may have on our business. We may not have the resources to acquire and deploy other technologies or to create or introduce new services that could effectively compete with these technological changes to distribution methods or other technologies. Further, changes in technology and how consumers interact with new technologies could cause us to invest at higher levels on research and development relating to products, services and capabilities so that we can remain competitive. During such time as we are making such investments our profit margins may be reduced. Any of these factors could adversely impact our business, financial condition and results of operations.

We could suffer losses due to asset impairment charges for FCC licenses and goodwill, which may adversely impact our business, financial condition and results of operations.

As of March 31, 2016, our FCC licenses and goodwill comprised 92% of the book value of our assets. We test goodwill and FCC licenses for impairment during the fourth quarter of each year and between annual tests if events or circumstances require an interim impairment assessment. FCC licenses are tested for impairment at the geographic market level and goodwill is tested at the reporting unit level, which is one level below our operating segment. As of March 31, 2016, we had three reporting units. During 2015, we recorded a pretax noncash impairment charge of $482.9 million to reduce the carrying value of FCC licenses in 18 radio markets to their fair value. Based on our most recent annual impairment test for goodwill and FCC licenses performed during the fourth quarter of 2015, after the above-mentioned impairment charge, the carrying value of one of our three reporting units was within 5% of its estimated fair value, another reporting unit was within 10% of its estimated fair value, the carrying values of FCC licenses in 18 radio markets was equal to their respective fair values and the carrying values of FCC licenses in four radio markets was within 10% of their respective estimated fair values. Any downward revisions to the estimated fair value of our reporting units and/or these FCC licenses could cause the estimated fair value to fall below their respective carrying values, which could result in a noncash impairment charge. Any impairment charge for goodwill and/or FCC licenses could have a material adverse effect on our net income.

We are a business with a significant number of fixed costs. These high fixed costs could adversely impact our business, financial condition and results of operations.

Our broadcast radio operations have high fixed costs. These fixed costs include talent, infrastructure (including tower leases and rent) and licensing costs (including our contracts for broadcast content), among others. We also have high fixed costs associated with our digital platforms, including talent and content licensing costs, equipment costs and computer software licensing costs. These significant fixed costs may result in greater difficulties during periods of economic downturn when revenues decrease and our fixed costs remain relatively constant, which could adversely impact our business, financial condition and results of operations.

Unavailability of or inaccuracies in third-party measurements of our audience size or demographics may adversely impact our ability to maintain or grow advertising revenue.

We rely on third-party services to measure the reach of our radio stations and composition of their audiences and their digital distribution. Third-party measurements may underreport our audience size or inaccurately report our audience demographics, including relative to our competitors’ comparable measurements or relative to other forms of media. In addition, if advertisers do not have confidence in the accuracy of these third-party measurements or there are changes in the measurement methodologies, such developments could lower advertiser interest in advertising with us and lower the rates that we can charge for advertising, thereby adversely impacting our business, financial condition and results of operations.

It may take time for third-party services to develop rating systems that comprehensively and accurately measure the audience reach provided by new media platforms. For example, we presently deliver content to our customers through digital platforms, including mobile hardware and through various applications on both mobile and other electronic devices. Measurement methodologies across various distribution platforms may not be consistent and, as a result, it may be difficult to ascertain the true reach of our content across multiple platforms. The lack of an accurate report of our total audience reach across distinct platforms could make it difficult to generate advertising revenues on these platforms, which could adversely impact our business, financial condition and results of operations.

Any failure to remain current with search engine methodologies and social media distribution techniques could adversely impact our online traffic.

Our ability to sell online advertising is determined in part by our volume of online traffic. Online traffic is driven in part by internet search results and discovery through social media platforms. Search engines and social media platforms frequently update the algorithms determining how and when relevant publisher content is surfaced to the consumer. The failure to successfully manage search engine optimization efforts and social media platform distribution techniques across our business could result in a decrease in traffic to our various websites. If traffic levels stagnate or decline, we may not be able to create sufficient advertiser interest in our digital platforms or maintain or increase the advertising rates. These events could adversely impact our business, financial condition and results of operations.

Current and future government regulation, including by the FCC, may limit our broadcast radio and other operations or adversely impact our business, financial condition and results of operations.

We cannot be sure that the FCC will approve the renewal of the licenses we must have to operate our radio stations or that our licenses will be renewed without conditions and for a full term. The nonrenewal, or conditioned renewal, of a substantial number of our FCC licenses could adversely impact our business, financial condition and results of operations.

Furthermore, the U.S. Congress, the FCC and other regulatory agencies have adopted, and may in the future consider and adopt, new laws, regulations, policies and decisions that could, directly or indirectly, adversely impact our business, financial condition and results of operations. These rules include:

•	The FCC’s local radio ownership rule applies in all markets where we own radio stations. Under that rule, one party may own up to eight radio stations in the largest markets, no more than five of which may be either AM or FM. With a few exceptions, the rule permits the common ownership of eight radio stations in the top 50 radio markets, where we have significant holdings. This rule and others limit our ability to own broadcast radio and some other types of media, such as newspapers and television stations, could impede future growth in the radio or other media industries and could adversely impact our business, financial condition and results of operations.

•	In general, the Communications Act of 1934, as amended (the “Communications Act”), prohibits foreign individuals or entities from owning more than 25% of the voting power or equity of the Company.

•	In October 2015, the FCC proposed rules that could reduce the degree of interference protection afforded to certain of our AM radio stations that serve wide areas.

Any of these regulatory developments and other regulatory changes could adversely impact our business, financial condition and results of operations.

The failure or destruction of any transmitter or other facility that we depend upon to distribute our content could adversely impact our business, financial condition and results of operations.

We use studios, transmitter facilities and the internet to originate and/or distribute our content. We rely on third-party contracts and services to operate some of these facilities, including those providing electrical power, telecom circuits and internet connectivity. Broadcasting or digital distribution may be disrupted due to one or more third parties losing their ability to provide particular services to us. A disruption can be caused by any number of events, such as local disasters (accidental, criminal, intentional or environmental), acts of terrorism, power outages and/or telecommunications and internet connectivity failures. Furthermore, if such event occurs, until we repair or find alternative studios and/or distribution facilities, the inability to originate or distribute content could adversely impact our business, financial condition and results of operations.

The failure to protect our intellectual property could adversely impact our business, financial condition and results of operations.

Our ability to protect and enforce our intellectual property rights is important to the success of our business. We endeavor to protect our intellectual property under trade secret, trademark, copyright and patent law, and through a combination of employee and third-party nondisclosure agreements, other contractual restrictions, and other methods. We have registered trademarks in state and federal trademark offices in the United States and enforce our rights through administrative actions. There is a risk that competitors may adopt service names similar to ours or use confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and leading to confusion among our audience or advertisers. Moreover, policing our intellectual property rights, or litigation or proceedings before the United States Patent and Trademark Office, courts or other administrative bodies, is unpredictable, costly and may not always be cost effective. The failure to protect our intellectual property could adversely impact our business, financial condition and results of operations.

Our success depends in part on the continued service and skills of our existing management team.

Our success depends in part on the continued service and skills of our existing management team, which has significant experience and business relationships within their respective areas of operation. Given their skills, knowledge of the market, years of industry experience and the difficulty of finding qualified replacement personnel, the loss of any of our key management personnel could adversely impact our business, financial condition and results of operations. Moreover, if any of these key personnel were to leave and/or compete with us, it could adversely impact our business, financial condition and results of operations.

The loss of key talent to media competitors could adversely impact our business, financial condition and results of operations.

We compete for talent with other radio stations and radio station groups, radio networks, other providers of syndicated content and other media such as broadcast, cable and satellite television, the internet and satellite radio, among others. Our key talent may be lost to competitors or for other reasons. Any such losses could reduce our ratings and our ability to attract advertisers, which could adversely impact our business, financial condition and results of operations.

Labor disputes or increased labor costs could adversely impact our business, financial condition and results of operations.

We employed approximately 3,700 people as of June 2016. Approximately 600 (or approximately 16%) of our employees are covered by collective bargaining agreements. Collective bargaining agreements with various unions provide specified benefits to certain of our union employees. Our collective bargaining agreements expire periodically, at which time we expect to negotiate a renewal of such agreements, but there can be no assurances that we will be able to successfully renew any such agreement. There can be no assurances that there will be no strikes, work stoppages or other labor disputes, including as we negotiate new or renewed collective bargaining agreements from time to time. Such actions, higher costs in connection with these collective bargaining agreements or a significant labor dispute could disrupt our ability to distribute scheduled content or cause delays in the production of our content. Any such disruption could adversely impact our business, financial condition and results of operations.

Our live events are sensitive to many factors, some of which are beyond our control.

Our live events business depends in part on our ability to anticipate the tastes of audience and to offer events that appeal to them. The unavailability of popular artists, including due to illness, could affect the audience size, as could competition from other live event producers. Our live events compete with other forms of entertainment for our audience’s discretionary spending, and may suffer if audience preferences shift, or if any other unforeseen trends or occurrences result in lower attendance at our live events. For outdoor events, weather conditions could affect ticket sales and public interest in attending live events, thereby affecting audience size. While we from time to time insure against such risks, there are some risks that we cannot mitigate with insurance or for which we elect not to purchase insurance coverage, both of which may create liabilities for us. A decline in attendance at or reduction in the number of our live events could adversely impact our business, financial condition and results of operations.

Future acquisitions, dispositions and other strategic transactions could adversely impact our business, financial condition and results of operations.

We regularly evaluate strategic opportunities to pursue acquisitions and dispositions of certain businesses, and such transactions, if consummated, involve numerous risks which could adversely impact our business, financial condition and results of operations, including:

•	our acquisitions may prove unprofitable or fail to generate anticipated cash flows;

•	we may encounter difficulties in the integration of operations and systems with new acquisitions; and

•	we may not realize expected benefits from any potential future disposition.

We may not be successful in consummating future acquisitions, which could be an element of our business strategy, which could impair our future growth.

We may not be successful in consummating future acquisitions, which could be an element of our business strategy, which could impair our future growth, because, among other things:

•	competitors and other parties may be able to outbid us for acquisitions;

•	required regulatory approvals, including review by U.S. federal antitrust agencies, may result in unanticipated delays in completing acquisitions or bar us from acquiring additional radio or other media businesses in certain or any markets; and

•	we may be required to raise additional financing to consummate future acquisitions and that financing may not be available to us on acceptable terms.

Any failure to consummate future acquisitions that we decide to pursue could adversely impact our business, financial condition and results of operations.

Radio broadcasting is a consolidating industry, with many companies seeking to consummate acquisitions and increase their market share. If we are unable to identify and consummate future acquisitions in markets where we have the opportunity to purchase additional radio stations, our ability to compete in those markets could be impaired. If there are changes in the FCC regulations that reduce existing restrictions on media ownership, and allow other companies to enter the broadcast business through acquisitions, that could further increase competition and costs of acquisitions or make them impossible to carry out. Such changes in FCC regulations could also make it legally possible for our competitors to make acquisitions and grow in size, allowing them to compete more effectively against us. The failure to continue to grow through acquisitions, including to the extent that may be anticipated by securities analysts and investors, could adversely impact our business, financial condition and results of operations.

Agreements governing our indebtedness may place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

We intend to enter into debt agreements, including prior to the consummation of this offering, which may contain covenants that place restrictions on us and our subsidiaries. These covenants may require us to satisfy certain financial ratios and conditions and may restrict, among other things, our ability to conduct business combinations or asset transfers, make certain investments, acquisitions or capital expenditures, incur further indebtedness, pay dividends on or repurchase our stock and change the nature of our business. These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete with other businesses that may have fewer or no restrictions on their conduct as a result of covenants relating to debt, all of which could adversely impact our business, financial condition and results of operations.

Furthermore, any breach of any of these covenants or covenants under any other agreements governing our indebtedness could result in an event of default. Any cross-default provisions in our debt agreements could cause an event of default under one debt agreement and trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, the lenders could proceed against any assets pledged to secure that debt and our assets may not be sufficient to repay such debt in full. Any breach of any covenant relating to our debt agreements could adversely impact our business, financial condition and results of operations.

Risks Related to Our Affiliation with and Separation from CBS

We will be controlled by CBS prior to the Separation. CBS’s interests in our business may conflict with our interests or the interests of our other stockholders.

Upon completion of this offering, CBS will own approximately     % of the voting power of our outstanding stock, or approximately     % if the underwriters exercise their option to purchase additional shares in full. Accordingly, until a disposition by CBS of a substantial portion of its shares (e.g., through the Separation), CBS will continue to be able to exert significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of CBS.

Various conflicts of interest between CBS and us could arise. Some of our officers and directors may own more stock in CBS than in our Company following this offering. Ownership interests of officers and directors of CBS in our common stock, or a person’s service as either an officer or director of both companies, could create or appear to create potential conflicts of interest when those officers and directors are faced with decisions that could have different implications for CBS and us. Potential conflicts of interest could also arise if we enter into any new commercial arrangements with CBS while it remains one of our principal stockholders. Our charter will provide that, except as otherwise agreed to in writing by CBS and us, CBS will have no duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our customers or employing or otherwise engaging any of our directors, officers or employees.

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. These agreements will include a master separation agreement, a tax matters agreement, a transition services agreement, a joint digital services agreement, intellectual property license agreements and a registration rights agreement. Some of these agreements will continue in accordance with their terms after the Separation. The terms of our separation from CBS, the related agreements and other transactions with CBS will be determined by CBS and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party. For a description of these agreements and the other agreements that we will enter into with CBS, see “Certain Relationships and Related Person Transactions.”

Following this offering, we will be a “controlled company” within the meaning of applicable stock market rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon the completion of this offering, CBS will own more than 50% of the voting power of all of the then-outstanding shares of our stock entitled to vote generally in the election of directors, and we will be a “controlled company” under applicable stock exchange corporate governance standards. As a controlled company, we intend to rely on exemptions from certain stock exchange corporate governance standards, including the requirements that:

•	the majority of our board of directors consists of independent directors;

•	we have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to rely on these exemptions, and, as a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

We may not realize the expected benefits from the Separation.

We believe that, as an independent publicly traded company, we will be able to benefit from designing and implementing more specific corporate strategies and structures that are more targeted to our industry. However, we may not be able to achieve some or all of the expected benefits. By separating from CBS, there is a risk that market fluctuations and other events may adversely impact us more significantly than if we were still a part of a larger company. Further, as part of CBS, we were able to enjoy certain benefits from CBS’s operating diversity, economies of scale and related cost benefits, which may no longer be available to us after we separate from CBS. In addition, completion of the Separation will require a significant amount of our management’s time and effort, which may divert attention from operating and growing our business. Lastly, we risk other operational inefficiencies from the Separation, especially for those radio stations that, prior to the Separation, shared facilities with a CBS owned and operated television station. Overall and for these radio stations in particular, there is a risk that the Separation could disrupt normal business operations. If we fail to achieve some or all of the benefits in the time frame we expect following the Separation, it could adversely impact our business, financial condition and results of operations.

CBS has historically provided us with significant overhead support and economic scale in negotiations, the absence of which could adversely impact our business, financial condition and results of operations.

While some of our predecessor entities did historically operate as public companies, we have no recent operating history as an independent public company. We cannot assure you that our past experience will be sufficient to successfully operate our Company as an independent public company.

Because we operated as a subsidiary of CBS prior to the offering, CBS was responsible for a significant amount of the overhead costs and responsibilities of CBS Radio. These responsibilities included: negotiating certain CBS-wide contracts, conducting collective bargaining, recruiting of personnel, providing technical support, management activities and providing accounting, legal, real estate and other services. While CBS will continue some of these activities after the Separation by contract, see “Certain Relationships and Related Person Transactions—Agreements between CBS and Us Relating to this Offering and the Separation,” we will have to develop the capabilities to conduct at least some of these activities after the Separation. Furthermore, even if we develop these capabilities quickly, we will not have the same negotiating position as that of CBS when conducting labor or contract negotiations due to our smaller market capitalization and relative negotiating inexperience. Any failure to develop these capabilities or benefit from the economies of scale could adversely impact our business, financial condition and results of operations.

Upon completion of this offering, we will be required to implement substantial control systems and procedures in order to satisfy our periodic and current reporting requirements under applicable Securities and Exchange Commission (“SEC”) regulations and comply with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and listing standards. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations. These costs and time commitments could be substantially more than we currently expect. Therefore, our historical combined and unaudited pro forma condensed combined financial statements may not be indicative of our future costs and performance as a stand-alone public company. If our finance and accounting personnel are unable for any reason to respond adequately to the increased demands that will result from being an independent public company, the quality and timeliness of our financial reporting may suffer, and we could experience significant deficiencies or material weaknesses in our disclosure controls and procedures or our internal control over financial reporting.

An inability to establish effective disclosure controls and procedures and internal control over financial reporting or remediate existing deficiencies could cause us to fail to meet our reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or result in material weaknesses, material misstatements or omissions in our Exchange Act reports, any of which could cause investors to lose confidence in our Company, which could adversely impact our business, financial condition and results of operations.

If we fail to establish a new, independently recognizable brand name and a brand with a strong reputation, it could adversely impact our business, financial condition and results of operations.

Prior to the completion of this offering, we will enter into several licensing agreements with a CBS subsidiary. First, we will enter into a license agreement with CBS to allow us to use the company name “CBS Radio Inc.” and the brand “CBS Radio” to continue to identify our business after the Separation for a limited period of time, but we will then change our name. If we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our audience size could decrease, especially if CBS offers similar products in the future under a “CBS” name. Loss of audience could result in fewer advertisers or lower advertising rates which could adversely impact our business, financial condition and results of operations.

Second, we will also enter into several intellectual property license agreements with CBS subsidiaries, pursuant to which we will have the rights to continue to use the mark “CBS” and other brands as part of call letters and radio station brands, which are used in the CBS television business, including but not limited to the call letters and brands WCBS and KCBS. We will also license the use of the “CBS” mark for the name of the CBS Sports Radio Network, which we own and operate. Any failure to conclude these agreements or loss of rights to use the “CBS” mark and other brands that we presently use could adversely impact our business, financial condition and results of operations. See “Certain Relationships and Related Person Transactions.”

After the Separation, we may compete with CBS in digital or other lines of business.

After the Separation, we may compete with CBS in digital or in other lines of business, whereas other operating segments and divisions of CBS have traditionally not engaged in competitive actions with us in the past.

After the Separation, CBS will no longer have any incentive or contractual requirement to restrict any of its operating segments or divisions from competing with us in the media industry. If such competition occurs, we may be at a competitive disadvantage given the disparity in size and financial resources and diversity of operations at CBS (particularly CBS’s experience in television and video production and distribution), both of which factors can give CBS an advantage in negotiating media contracts, attracting talent, selling advertising or other factors that may give CBS a competitive advantage over us. This competition could adversely impact our business, financial condition and results of operations.

Our charter will provide that, except as otherwise agreed to in writing by us and CBS:

•	neither we nor CBS will have any duty to refrain from engaging, directly or indirectly, in the same or similar activities or lines of business as the other company, doing business with any potential or actual customer or supplier of the other company, or employing or engaging or soliciting for employment any director, officer or employee of the other company; and

•	no director or officer of our Company or CBS will be liable to the other company, or to the stockholders of either, for breach of any duty by reason of any such activities of our Company or CBS,

as applicable, or for the presentation or direction to our Company or CBS of, or participation in, any such activities, by a director or officer of our Company or CBS, as applicable.

Our charter will provide that we renounce any interest in any such opportunity presented to CBS. These provisions create the possibility that a corporate opportunity of CBS Radio may be used for the benefit of CBS. However, the corporate opportunity provisions in our charter will cease to apply and will have no further force and effect from and after the date that both (1) CBS ceases to own shares of our common stock representing at least 20% of the total voting power of our common stock and (2) no person who is a director or officer of our Company is also a director or officer of CBS.

The historical and pro forma financial information that we have included in this prospectus may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical combined financial statements and unaudited pro forma condensed combined financial statements that we have included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of CBS Radio and include allocations of expenses from CBS. As a result, our historical and pro forma financial statements may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been an independent, stand-alone entity during the periods presented or those that we will achieve in the future. Therefore, our combined historical financial statements that we have included in this prospectus may not necessarily be indicative of what our financial condition, results of operations or cash flows will be in the future. For additional information, see “Selected Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Transfers of our common stock owned by CBS could adversely impact your rights as a stockholder and the market price of our common stock.

After completion of this offering and the waiver or expiration of the “lock-up” period described in “Underwriting,” CBS will be permitted to transfer all or part of the shares of our common stock that it owns, without allowing you to participate or realize a premium for your shares of common stock, or to distribute our shares that it owns to its stockholders. Sales or distributions by CBS of such common stock in the public market or to its stockholders could adversely impact prevailing market prices for our common stock.

Additionally, a sale of a controlling interest by CBS to a third party could adversely impact the market price of our common stock and our business, financial condition and results of operations. For example, a change in control caused by the sale of our shares by CBS may result in a change of management decisions and business policy. CBS has advised us that it intends to dispose of the shares of our common stock that it owns following this offering. See “The Separation.”

We cannot assure our stockholders that adequate sources of funding will be available to us on favorable terms or at all.

We intend to distribute the net proceeds from the Pre-Offering Borrowing and a portion of the net proceeds from this offering to CBS. See “Use of Proceeds.” Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business. In addition, following this offering, CBS will have no obligation to fund our business and operations, and we cannot assure our stockholders that adequate sources of funding will be available to us on favorable terms or at all. As a result, we may not be able to fund our future capital needs, which could adversely impact our business, financial condition and results of operations.

Risks Related to Governance Structure

Our board of directors has the power to take or cause certain actions and our certificate of incorporation contains certain governance features that could make a change in control of our Company more difficult, which could adversely impact stockholders.

Our certificate of incorporation will authorize our board of directors to issue authorized but unissued shares of common or preferred stock. In addition, our certificate of incorporation will permit our board of directors to, without stockholder approval, amend our certificate of incorporation to increase or decrease the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. See “Principal Stockholders—Description of Securities—Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock.”

Other provisions in our certificate of incorporation could also make a change in control of our Company more difficult, such as provisions providing for: the authorized number of directors to be changed only by resolution of our board of directors, no cumulative voting in the election of directors, the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, limitations on shareholder rights to act by written consent and call shareholder meetings, a prohibition on shareholders removing directors without cause and a classified board of directors for which stockholders will elect only one-third of its members every year, among others. Any of these authorized actions by our board of directors or these features of our governance structure could delay, deter, discourage or make more difficult a change in control of our Company, even if such a change in control could be in the interest of our stockholders or if such a change in control would provide our stockholders with a premium for their shares over the then-prevailing market price for the common stock.

Certain aspects of Delaware law may limit the ability of a third party to acquire control of us.

We have elected not to opt out of Section 203 of the Delaware General Corporation Law (the “DGCL”). We expect, however, to include a provision in our charter that will exempt us from the provisions of the DGCL with respect to combinations between CBS or its affiliates, on the one hand, and us, on the other. In general, Section 203 of the DGCL prevents an “interested stockholder” (as defined in the DGCL) from engaging in a “business combination” (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder, unless one or more of the following occurs:

•	before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

The DGCL generally defines “interested stockholder” as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

Our certificate of incorporation will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Delaware law. Any indemnification may cause any liability they incur to be paid by us, which may be costly.

Our certificate of incorporation will contain a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Delaware law. See “Management—Indemnification and Limitation of Directors’ and Officers’ Liability.”

In part, our certificate of incorporation will provide that directors of the CBS Radio shall not be personally liable to our Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to our Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (d) for any transaction from which the director derives an improper personal benefit.

Accordingly, in the event that any of our directors or officers are immune or exculpated from, or indemnified against, liability in connection with actions they have taken but which actions impede our performance, our and our stockholders’ ability to recover damages from that director or officer will be limited.

Our directors and officers may have interests that are different from, or in addition to, those of our stockholders generally.

Our directors and officers may not own significant quantities of our equity securities. Some of our officers may be entitled to receive severance benefits and other payments for health insurance. In addition, our directors and officers will be entitled to continuing indemnification and liability insurance. These factors could result in our directors and officers having interests that are different from or additional to those interests of stockholders, which could adversely impact the interests of stockholders.

Risks Related to this Offering

There is currently no public market for our common stock. An active trading market for our common stock may not develop following this offering, and you may be unable to sell your stock at a price above the initial public offering price or at all.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of shares of our common stock will be determined by negotiations between us and the underwriters. The initial public offering price will not necessarily bear any relationship to our book value, assets or financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering. Our common stock has been approved for listing on the             , subject to notice of issuance. We cannot assure you, however, that an active trading market for our common stock will develop after this offering or, if one develops, that it will be sustained. Upon the completion of this offering, CBS indirectly will own approximately     % of our outstanding common stock, or approximately    % if the underwriters exercise their over-allotment option in full. As a result, we will maintain a low public float following this offering. In the absence of a public market, you may be unable to resell your shares in our common stock, and the price at which shares of our common stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the trading volume and market price of our common stock may be volatile. Some of these factors, many of which are beyond our control, could adversely impact the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including:

•	actual or anticipated variations in our quarterly results of operations or distributions;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the radio broadcast industry;

•	changes in market interest rates that may cause purchasers of our shares to demand a different yield;

•	changes in market valuations of similar companies;

•	market reaction to any additional debt we may incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community about our Company or industry or the economy in general;

•	the occurrence of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price or at all.

Future offerings of debt, preferred equity or other securities, which may be senior to our common stock upon liquidation or for purposes of distributions, could adversely impact the market price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt, preferred equity or other securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution, which could adversely impact their position relative to holders of other equity or debt. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of our common stock. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that any future offerings could adversely impact market price of our common stock and/or dilute their holdings in us.

If you purchase shares of our common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share of our common stock.

We expect the initial public offering price of our common stock to be higher than the book value per share of our outstanding common stock immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $         in the net tangible book value per share of common stock from the price you pay for our common stock in this offering, based on an initial public offering

price of $        per share based on the midpoint of the price range set forth on the front cover of this prospectus. See “Dilution” for further discussion of how your ownership interest in us will be immediately diluted.

Increases in market interest rates may cause potential investors to seek higher returns and therefore reduce demand for our common stock, which could adversely impact the market price of our common stock.

One of the factors that may influence the price of our common stock is the return on our common stock (i.e., the amount of distributions as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently low relative to historical rates, may lead prospective purchasers of our common stock to expect a return that we may be unable or choose not to provide. Higher interest rates also could increase our borrowing costs and potentially decrease the cash available for distribution. Thus, higher market interest rates could adversely impact the market price of our common stock, which would adversely impact investors.

Our board of directors will assess relevant factors when considering the declaration of a dividend on any equity. We cannot guarantee that it will declare dividends at all or, if it does, at what rates. Furthermore, our board of directors may not have unilateral discretion to determine dividend payments, amounts or frequencies due to restrictions imposed on dividend distributions by certain debt covenants into which we may enter. See “—Risks Related to Our Business and Operations—Agreements governing our indebtedness may place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.”

We may not pay any dividend to holders of our common stock, which could affect the market price of our common stock.

We may not pay any dividend to holders of our common stock, either in the near-term or ever. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including agreements governing our indebtedness, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment may depend on the appreciation of the price of our common stock, which may never occur.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management and expected market growth are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology, such as “believes,” “expects,” “could,” “may,” “will,” “should,” “seeks,” “likely,” “intends,” “plans,” “pro forma,” “projects,” “estimates” or “anticipates,” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements in discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described herein will happen as described herein (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	a decline in advertising revenues;

•	the seasonality of advertising revenue;

•	competing content and other intense competition from other media companies;

•	competition to distribute the same or similar content across various media distribution platforms;

•	increases in or new royalties;

•	changes in the distribution of content from the professional sports teams;

•	impact on advertising rates and revenues due to technological changes;

•	a decline in revenue generated from the distribution of broadcast radio in automobiles;

•	failure to timely or appropriately respond to changes in technology;

•	impairment charges for FCC licenses and goodwill;

•	high fixed costs;

•	unavailability of or inaccuracies in third-party measurements of our audience size or demographics;

•	failure to remain current with search engine methodologies and social media distribution techniques;

•	current and future government regulation;

•	the failure or destruction of any transmitter or other facility;

•	failure to protect our intellectual property;

•	risks of losing our existing management team;

•	risks of losing our key talent;

•	labor disputes or increased labor costs;

•	risks to the popularity of our live events;

•	risks associated with future acquisitions and other strategic transactions;

•	failure to consummate future acquisitions;

•	restrictions placed on us by agreements governing our indebtedness;

•	control by and conflicting interests with CBS;

•	status as a controlled company;

•	failure to realize the expected benefits from the Separation;

•	loss of overhead support, service and economies of scale from CBS;

•	failure to establish a new, independently recognizable brand name and a brand with a strong reputation;

•	competition with CBS in broadcast radio, digital or other lines of business;

•	financial information may not be representative of our future results;

•	transfers of our common stock owned by CBS;

•	lack of adequate sources of funding on favorable terms or at all;

•	issuance of additional shares of our stock by our board of directors or other actions that make a change of control more difficult;

•	aspects of Delaware law that may limit the ability of a third party to acquire control of us;

•	limited liability of our directors and officers and our indemnity obligations;

•	directors and officers may have interests that are different from, or in addition to, those of our stockholders generally;

•	lack of public market for our common stock;

•	volatile price or trading volume of our common stock;

•	any future offerings of debt or other securities which may be senior to our common stock;

•	dilution of book value per share of common stock upon purchase;

•	increases in market interest rates; and

•	failure to pay any dividend to holders of our common stock.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

USE OF PROCEEDS

We estimate that we will receive gross proceeds from this offering of $        , or approximately $         if the underwriters exercise their over-allotment option in full, in each case based on the midpoint of the price range set forth on the front cover of this prospectus. After deducting the underwriting discounts and commissions and estimated expenses of this offering, we expect net proceeds from this offering of approximately $        , or approximately $         if the underwriters exercise their over-allotment option in full.

We intend to distribute a portion of the net proceeds from this offering to CBS and to use the remaining net proceeds of this offering for general corporate purposes and ongoing cash needs.

Prior to the completion of this offering, we intend to complete two transactions which we refer to as the “pre-offering financing.” See “Pre-Offering Financing.”

•	We will incur indebtedness of $ . We intend to distribute the net proceeds from this Pre-Offering Borrowing to CBS. Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business; and

•	We will enter into a -year $ Revolving Credit Facility with third-party financial institutions. The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2016:

•	on a historical basis;

•	on a pro forma basis to give effect to the pre-offering financing; and

•	on a pro forma basis to give effect to (1) the pre-offering financing, (2) the issuance of shares of common stock in this offering at an assumed public offering price of $ per share after deducting the underwriting discount, commissions and offering expenses payable by us and (3) the use of proceeds as described herein in “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes to our financial statements appearing elsewhere in this prospectus.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing.

	As of March 31, 2016
	Historical	Pro Forma for Pre-Offering Financing		Pro Forma for Pre-Offering Financing and Offering
	(Unaudited; in millions)
Cash (1)(4)	$1.9		$1.9	$
Debt:
Long-term debt (1)	$—	$		$
Revolving credit facility (2)	—		—		—
Total Debt	—
Invested Equity/Stockholders’ Equity:
Common stock, par value $0.01 per share, shares authorized, and shares issued and outstanding (Pro Forma for pre-offering financing and offering) (4)
Additional paid-in-capital (3)(4)	—
Invested capital (1)(3)	3,938.4		—		—
Total Invested Equity/Stockholders’ Equity (1)(4)	3,938.4
Total Capitalization	$3,938.4	$		$

(1)	Prior to the completion of this offering, we expect to incur indebtedness of $ through the Pre-Offering Borrowing. We intend to distribute the net proceeds from the Pre-Offering Borrowing to CBS. Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business. Invested Capital on a pro forma basis for the pre-offering financing reflects the transfer of such proceeds to CBS.
(2)	Prior to the completion of this offering, we expect to enter into a -year $ Revolving Credit Facility with third-party financial institutions, which will expire on . The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under the Revolving Credit Facility upon completion of this offering.
(3)	Invested capital and additional paid-in-capital on a pro forma basis for the pre-offering financing and this offering, reflects the conversion of CBS’s net equity investment in our Company into shares of our common stock.

(4)	We estimate that we will receive net proceeds from this offering of $ , or approximately $ if the underwriters exercise their over-allotment option in full, in each case based on the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated expenses of this offering. We intend to distribute a portion of the net proceeds from this offering to CBS and to use the remaining net proceeds of this offering for general corporate purposes and ongoing cash needs. The above table includes shares of our common stock outstanding as of , after the issuance of shares in this offering. Additional paid-in-capital on a pro forma basis for the pre-offering financing and this offering reflects the transfer of the offering proceeds to CBS.

DILUTION

Our net tangible book value represents the amount of our total tangible assets less total liabilities. We calculate the net tangible book value per share by dividing the net tangible book value by the number of outstanding shares of our common stock, after giving effect to the pre-offering financing. As of            , after giving effect to the pre-offering financing, our pro forma net tangible book value would have been approximately $        , or approximately $         per share of our total outstanding common stock, based on shares of our common stock outstanding immediately prior to the completion of this offering. After giving effect to the pre-offering financing and the sale of shares of common stock offered by us at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of              would have been approximately $        , or $         per share of our total outstanding common stock. This represents an immediate dilution of $         per share to new investors purchasing shares of our common stock in this offering.

Assumed initial public offering price per share	$

Net tangible book value per share as of March 31, 2016
Net increase in net tangible book value per share attributable to investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in pro forma as adjusted net tangible book value per share to investors in this offering

The foregoing discussion does not give effect to shares of common stock that we will issue if the underwriters exercise their option to purchase additional shares of common stock from us.

The following table summarizes, as of             , the differences between the number of shares of our common stock purchased from us, after giving effect to the pre-offering financing, the total cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing shares of common stock in this offering at the assumed initial public offering price of the common stock of $         per share, which is the midpoint of the price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Amount	Number	Amount
Existing stockholders
New investors
Total		100%		100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $         million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

After giving effect to the sale of shares in this offering, if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, CBS would own approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding after this offering.

The above table and discussion include shares of our common stock outstanding as of                 , after giving effect to the pre-offering financing, and exclude shares of common stock reserved for future issuance under the Omnibus Incentive Plan, which we will adopt in connection with this offering.

SELECTED COMBINED FINANCIAL DATA

The following table presents our selected combined financial data. The selected historical combined statements of operations and cash flow data for the three months ended March 31, 2016 and 2015 and the selected historical combined balance sheet information as of March 31, 2016 have been derived from our unaudited historical combined financial statements, included elsewhere in this prospectus. The selected historical combined statements of operations and cash flow data for the years ended December 31, 2015, 2014 and 2013 and the selected historical combined balance sheet information as of December 31, 2015 and 2014 have been derived from our audited historical combined financial statements, included elsewhere in this prospectus. The selected historical combined balance sheet information as of December 31, 2013 has been derived from our audited combined financial statements, not included in this prospectus. The selected historical combined statements of operations and cash flow data for the years ended December 31, 2012 and 2011 and the selected historical combined balance sheet information as of March 31, 2015 and December 31, 2012 and 2011 have been derived from our unaudited combined financial statements, not included in this prospectus. The unaudited historical combined financial statements have been prepared on the same basis as our audited historical combined financial statements and, in the opinion of our management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

Our historical combined financial statements included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of CBS Radio and include allocations of expenses from CBS. The selected historical combined financial information set forth below and the financial statements included elsewhere in this prospectus do not necessarily reflect what our results of operations or financial condition would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

You should read the following information together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015 (a)	2014 (b)	2013	2012 (c)	2011
(in millions)
Statement of Operations data:
Revenues	$264.1	$271.1	$1,230.6	$1,303.0	$1,306.4	$1,313.4	$1,340.2

Operating income (loss)	$55.7	$52.7	$(240.3)	$299.3	$360.2	$362.2	$362.4

Adjusted OIBDA	$66.0	$64.4	$321.8	$402.3	$413.1	$425.5	$416.6
Less:
Stock-based compensation (d)	3.6	4.4	14.2	16.6	16.5	15.1	14.3
Impairment charges	—	—	482.9	48.6	—	11.4	—
Restructuring charges	—	—	36.5	7.0	5.1	4.7	—
Depreciation	6.7	7.3	28.5	30.8	31.3	32.1	39.9
(Provision) benefit for income taxes	(22.3)	(21.2)	103.8	(122.8)	(146.1)	(154.8)	(154.2)
Net income (loss) from continuing operations	$33.4	$31.5	$(136.5)	$176.5	$214.1	$207.4	$208.2

Balance Sheet data (at period end):
Total assets	$5,148.6	$5,735.3	$5,216.5	$5,771.6	$5,790.2	$5,769.1	$5,706.9
Current liabilities	$92.1	$81.0	$105.9	$102.3	$112.4	$127.0	$134.9
Invested equity	$3,938.4	$4,330.3	$3,994.1	$4,360.2	$4,392.0	$4,401.7	$4,382.1

Cash Flow data:
Cash flow provided by operating activities from continuing operations	$85.0	$61.5	$212.8	$276.9	$264.3	$308.9	$337.0

(a)	For the year ended December 31, 2015, we recorded a noncash impairment charge of $482.9 million ($292.5 million, net of tax) to reduce the carrying value of FCC licenses to their fair value.
(b)	In 2014, we completed a radio station swap with Beasley Broadcast Group, Inc. In connection with the swap, we recorded a noncash impairment charge of $48.6 million ($29.3 million, net of tax) to reduce the carrying value of goodwill allocated to the disposed radio stations to its fair value.
(c)	In 2012, in connection with the sale of five radio stations in West Palm Beach, we recorded a noncash impairment charge of $11.4 million ($6.8 million, net of tax) to reduce the carrying value of the goodwill allocated to the disposed radio stations to its fair value.
(d)	For the year ended December 31, 2015, stock-based compensation of $2.9 million was reflected in restructuring charges.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Currently, and at all times prior to the completion of this offering, CBS indirectly will own 100% of our outstanding common stock. We are offering              shares of our common stock in this offering, and upon the completion of this offering, CBS indirectly will own approximately     % of our outstanding common stock, or approximately     % if the underwriters exercise their over-allotment option in full, and we will continue to be controlled by CBS.

The following unaudited pro forma condensed combined statements of operations and balance sheet have been adjusted to reflect the incurrence of indebtedness through the Pre-Offering Borrowing as described under “Pre-Offering Financing”; the sale of the common stock offered hereby; the receipt and use of the estimated net proceeds from this offering and our Pre-Offering Borrowing, as described under “Use of Proceeds”; and incremental costs we will incur to operate as a stand-alone public company. The unaudited pro forma condensed combined balance sheet at March 31, 2016 is presented as if each of these events had occurred at March 31, 2016. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2016 and the year ended December 31, 2015 are presented as if these events had occurred on January 1, 2015. No pro forma adjustments have been made with regard to the disposition of the remaining shares of common stock to be held by CBS after the completion of this offering.

The unaudited pro forma condensed combined financial statements are based upon our historical combined financial statements for each period presented. In the opinion of management, all adjustments and/or disclosures necessary for a fair statement of the pro forma data have been made. These unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily reflect what our results of operations and financial condition would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity.

These unaudited pro forma condensed combined financial statements and the notes thereto should be read together with the following, which are included elsewhere in this prospectus:

(a) our unaudited interim combined financial statements and the notes thereto as of and for the three months ended March 31, 2016;

(b) our audited combined financial statements and the notes thereto as of and for the year ended December 31, 2015; and

(c) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AT MARCH 31, 2016

(In millions, except per share amounts)

	Historical	Pro Forma Adjustments			Pro Forma
Assets
Current assets:
Cash	$1.9			$(1)(2)	$
Receivables, net	218.3		—			218.3
Prepaid expenses and other current assets	43.1		—			43.1
Total current assets	263.3
Property and equipment, net	147.8		—			147.8
FCC licenses	2,868.1		—			2,868.1
Goodwill	1,861.9		—			1,861.9
Other assets	7.5		—			7.5
Total assets	$5,148.6	$			$
Liabilities and Invested Equity
Current liabilities:
Accounts payable and other current liabilities	$92.1		$—			$92.1
Current portion of long-term debt	—			(1)
Total current liabilities	92.1
Long-term debt	—			(1)
Deferred income tax liabilities, net	1,060.2		—			1,060.2
Other liabilities	57.9		—			57.9

Invested equity/stockholders’ equity:
Invested capital	3,938.4			(1)(2)		—
Common stock, par value $0.01 per share; shares authorized; shares issued and outstanding on a pro forma basis	—			(2)
Additional paid-in-capital	—			(2)
Total invested equity/stockholders’ equity	3,938.4
Total liabilities and invested equity/stockholders’ equity	$5,148.6	$			$

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2016

(In millions, except per share amounts)

	Historical	Pro Forma Adjustments			Pro Forma
Revenues	$264.1		$—			$264.1

Operating expenses	86.6		—			86.6
Selling, general and administrative expenses	115.1			(5)
Depreciation	6.7		—			6.7
Operating income	55.7

Interest expense	—			(3)
Income before income taxes	55.7

Provision for income taxes	(22.3)			(4)
Net income	$33.4	$			$
Net income per common share:
Basic	$—			$(2)	$
Diluted	$—			$(2)	$

Weighted average number of common shares outstanding:
Basic	—			(2)
Diluted	—			(2)

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

(In millions, except per share amounts)

	Historical	Pro Forma Adjustments			Pro Forma
Revenues	$1,230.6		$—			$1,230.6

Operating expenses	421.6		—			421.6
Selling, general and administrative expenses	501.4			(5)
Depreciation	28.5					28.5
Restructuring charges	36.5					36.5
Impairment charges	482.9		—			482.9
Operating loss	(240.3)

Interest expense	—			(3)
Loss from continuing operations before income taxes	(240.3)

Benefit (provision) for income taxes	103.8			(4)
Net loss from continuing operations	(136.5)
Net income from discontinued operations, net of tax	3.8		—			3.8
Net loss	$(132.7)	$			$
Net loss per common share:
Basic	$—			$(2)	$
Diluted	$—			$(2)	$

Weighted average number of common shares outstanding:
Basic	—			(2)
Diluted	—			(2)

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(Tabular dollars in millions)

1)	PRE-OFFERING FINANCING

Prior to the completion of this offering, we expect to incur indebtedness of $         through the Pre-Offering Borrowing. We intend to distribute the net proceeds from the Pre-Offering Borrowing to CBS. Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business. In addition, prior to the completion of this offering, we expect to enter into a              -year $         million Revolving Credit Facility with third-party financial institutions, which will expire on                         . The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under the Revolving Credit Facility upon completion of this offering.

2)	SHARE ISSUANCE AND USE OF PROCEEDS

We expect to issue approximately             shares of common stock in connection with this offering, and upon the completion of this offering, CBS indirectly will own approximately    % of our outstanding common stock, or approximately     % if the underwriters exercise their over-allotment option in full, and we will continue to be controlled by CBS.

We estimate that we will receive net proceeds from this offering of approximately $        , or approximately $        if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated expenses of this offering. We intend to distribute a portion of the net proceeds from this offering to CBS and to use the remaining net proceeds of this offering for general corporate purposes and ongoing cash needs.

The adjustment to “Invested capital” of $        billion reflects the conversion of CBS’s net equity investment in our Company into shares of our common stock.

3)	INTEREST EXPENSE

The adjustments to interest expense reflect interest expense and the amortization of deferred financing costs on the Pre-Offering Borrowing, as well as commitment fees associated with the Revolving Credit Facility. The estimate of interest expense for the three months ended March 31, 2016 and the year ended December 31, 2015 is presented as if the Pre-Offering Financing occurred on January 1, 2015. The amortization of deferred financing costs is presented as if the financing costs were incurred on January 1, 2015 and amortized over the term of the financings using the effective interest method. The following table presents the adjustments to pro forma interest expense.

	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Interest expense on Pre-Offering Borrowing	$	$
Deferred financing costs
Revolving Credit Facility commitment fees
Pro forma adjustment to interest expense	$	$

An increase or decrease of 1/8% in the interest rate on the variable-rate portion of the debt will change interest expense by approximately $        million and $        million for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively.

4)	BENEFIT (PROVISION) FOR INCOME TAXES

Adjustments to the benefit (provision) for income taxes on the unaudited pro forma condensed combined statements of operations are calculated at blended statutory tax rates of     % and     % for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively.

5)	OTHER

Our historical combined financial statements have been prepared on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, assets and liabilities of CBS Radio. CBS provides us with certain services, such as insurance and support for technology systems, and also provides benefits to our employees, including medical, dental, life and disability insurance, participation in a 401(k) savings plan and certain post-employment benefits. The costs of these services and benefits have been charged to us based on the specific identification of costs. Our historical combined financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were allocated based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. We believe that the assumptions and estimates used to allocate these expenses are reasonable.

We intend to enter into transition services agreements with CBS immediately prior to completing this offering to cover substantially all of the services CBS currently provides to us, including the use of certain brands and call signs, until such time that we establish our own infrastructure. See “Certain Relationships and Related Person Transactions.” As a stand-alone public company, we expect to incur incremental expenses for services previously provided by CBS and for additional public company expenses that did not apply to us historically. We estimate these incremental expenses to be approximately $         million for the three months ended March 31, 2016 and $         million for the year ended December 31, 2015. These incremental costs were determined principally based on various agreements we intend to enter into with CBS prior to completing this offering to cover the services that CBS will be providing to us (see “Certain Relationships and Related Person Transactions”), and employment agreements for new senior executives.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Tabular dollars in millions)

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Combined Financial Data,” “Business and Properties” and our historical combined financial statements and unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” that could cause our actual results to differ materially from the results described herein or implied by such forward-looking statements.

Our historical financial statements included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of CBS Radio and include allocations of corporate expenses from CBS. These allocations reflect significant assumptions, and the financial statements do not fully reflect what our financial position, results of operations or cash flows would have been had we been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of our future results of operations, financial position or cash flows. See “Risk Factors—Risks Related to Our Affiliation with and Separation from CBS—The historical and pro forma financial information that we have included in this prospectus may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.”

We have set forth below a discussion of our historical operations. The effects of the pre-offering financing and this offering are reflected in the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

Overview

Business Overview and Strategy

CBS Radio is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. We focus on three areas of content: Sports, News and Music & Entertainment. Our radio portfolio includes many of the leading radio stations in the United States, including the most listened-to Sports (WFAN in New York), News (1010 WINS in New York) and Alternative Rock (KROQ in Los Angeles) radio stations. We own the #1- or #2-rated local Sports radio station and the #1-rated All-News radio station in each of the markets in which we program these formats. Our radio stations reached an audience of more than 65 million people per week in 2015, making us the second largest radio group in the United States as measured both by audience and by revenue. We also distribute our content through an integrated suite of digital properties, including market-focused local websites, Radio.com (a streaming service), Eventful (an event discovery platform) and Play.it (a podcast network), which collectively reached an average of 63.1 million internet and mobile unique users per month in 2015. In addition, we produce events across our markets, including concerts, multi-day musical festivals, speaker series, trade shows and sports-related events. We produced, co-produced or co-promoted approximately 500 such events in 2015.

We focus primarily on large metropolitan markets through clusters of radio stations and digital properties. We have the #1 or #2 station clusters in approximately 75% of our markets as measured by revenue, as reported by Miller Kaplan Arase, LLP. As of June 2016, we employed over 900 sales personnel dedicated to local and national radio advertising, digital advertising and events, with a local presence in all of the markets in which we operate.

Our principal strategy is to develop and invest in compelling local and national content, including sports, news, talk, music and entertainment programming; expand the distribution of our audio and video content across multiple platforms; focus on advertising rate discipline to improve revenue yield on our radio and digital properties; and enhance our existing radio clusters and digital assets in order to grow our business. We believe this strategy will increase our relevance among our audiences and advertisers, strengthen our local brands and provide us additional opportunities to monetize our content.

During 2015, we initiated several strategic changes to our business in an effort to streamline our operations, create efficiencies and reduce our cost structure. Such actions included changing our senior management, including the appointment of a new President, realigning the structure of our sales team, and combining certain station management functions. These actions were implemented with the ultimate goal of improving our long-term profitability and enhancing the overall value of our business. As we continue to execute such changes, we will look for opportunities to further reduce our cost structure, which could lead to additional restructuring activities during 2016.

All references to historical financial market performance and market share included herein have been obtained from information published by the public accounting firm Miller Kaplan Arase, LLP.

Revenues

We derive our revenues from the following revenue streams:

Broadcasting Revenue. We generate broadcasting revenue from the sale of advertising time on our radio stations to a wide range of local and national advertisers in consumer-focused industries, including automotive, entertainment, retail and financial services. Local advertising is generated primarily in a station’s individual market and national advertising is generated across multiple markets. Political advertising is generated across our markets and reflects advertising spending by political candidates and special interest groups relating to local and national elections. Revenue is recognized in the period during which the advertising spot is broadcast and is reported net of agency commissions, which are calculated based on a stated percentage applied to gross billing revenue. We also earn revenues from advertising spots sold across radio networks and from advertising time provided in exchange for goods and services in trade and barter transactions.

Digital, Events and Other Revenue. We generate digital revenue primarily from the sale of display, audio and video advertising across our digital properties, which enables us to further monetize the content produced by our radio stations. Events revenue is generated primarily from advertising and sponsorships associated with various live events which we produce, promote, co-produce and co-promote. Other revenues are generated primarily from the syndication of our programming, sponsorships of programming features and naming rights of radio station assets. Digital advertising revenues are recognized in the period during which the advertising is displayed. Other revenues, including events, are recognized when the related service is provided and syndication revenue is recognized when the program is made available.

Expenses

Operating Expenses. Our operating expenses include costs relating to the production and acquisition of our radio programming, including on-air talent, acquired sports programming rights, music license fees and employee compensation costs.

Selling, General and Administrative Expenses. Our selling, general and administrative (“SG&A”) expenses include advertising and promotion costs, commissions, employee compensation, bad debt expense and other costs associated with administrative departments which support our operations.

Discontinued Operations

Discontinued operations reflects the results of several non-radio businesses which were historically included in the legal entity structure of CBS Radio Inc. During 2015, these businesses were distributed to another subsidiary of CBS.

Non-GAAP Measures

Adjusted OIBDA and Adjusted net income from continuing operations are measures of performance not calculated in accordance with GAAP. We calculate “Adjusted OIBDA” as operating income before depreciation, stock-based compensation expense, restructuring charges and impairment charges and “Adjusted net income from continuing operations” as net income from continuing operations before restructuring charges and impairment charges. We use Adjusted OIBDA and Adjusted net income from continuing operations to evaluate our operating performance. We believe Adjusted OIBDA and Adjusted net income from continuing operations are relevant and useful for investors because they allow investors to view performance in a manner similar to the method used by our management, help improve investors’ understanding of our operating performance and make it easier for investors to compare our results with other companies that have different financing and capital structures or tax rates. Adjusted OIBDA is among the primary measures we use for planning and forecasting of future periods, and it is an important indicator of our operational strength and business performance. In addition, Adjusted OIBDA is among the primary measures used by investors, analysts and peers in our industry for purposes of valuation and the comparison of the operating performance of companies in our industry. As Adjusted OIBDA and Adjusted net income from continuing operations are non-GAAP financial measures, reconciliations of Adjusted OIBDA and Adjusted net income from continuing operations to net income from continuing operations, the most directly comparable GAAP financial measure, are provided when Adjusted OIBDA and Adjusted net income from continuing operations are presented.

Results of Operations

Three Months Ended March 31, 2016 versus Three Months Ended March 31, 2015

Operational Highlights—First Quarter 2016 versus 2015

	Three Months Ended March 31,
			Increase/(Decrease)
	2016	2015	$	%
Revenues	$264.1	$271.1	$(7.0)	(3)%
Operating income	$55.7	$52.7	$3.0	6%
Operating income margin (a)	21%	19%
Adjusted OIBDA(b)	$66.0	$64.4	$1.6	2%
Adjusted OIBDA margin (a)	25%	24%
Net income from continuing operations	$33.4	$31.5	$1.9	6%
Operating cash flow from continuing operations	$85.0	$61.5	$23.5	38%

(a)	Margin is defined as operating income or Adjusted OIBDA divided by revenues.
(b)	See “—Reconciliation of Non-GAAP Measures” for reconciliations of adjusted results to the most directly comparable financial measures in accordance with GAAP.

For the three months ended March 31, 2016, the 3% decrease in revenues was primarily driven by a decline in local and national broadcasting revenues. Operating income increased 6% and Adjusted OIBDA increased 2%, with the operating income margin expanding two percentage points to 21% and the Adjusted OIBDA margin expanding one percentage point to 25%, demonstrating improvement in our profitability resulting from the strategic changes and restructuring activities we implemented during 2015.

Our business converts a significant amount of its revenues and income to operating cash flow. We generated operating cash flow from continuing operations of $85.0 million for the three months ended March 31, 2016 compared to $61.5 million for the three months ended March 31, 2015. This increase was primarily due to the higher operating income, improved collection efforts and lower payments for employee bonuses during the three months ended March 31, 2016.

Reconciliation of Non-GAAP Measures

The following table presents a reconciliation of Adjusted OIBDA to net income from continuing operations, the most directly comparable financial measure in accordance with GAAP.

	Three Months Ended March 31,
			Increase/(Decrease)
	2016	2015	$	%
Net income from continuing operations	$33.4	$31.5	$1.9	6%
Exclude:
Provision for income taxes	22.3	21.2
Depreciation	6.7	7.3
Stock-based compensation	3.6	4.4
Adjusted OIBDA	$66.0	$64.4	$1.6	2%

Revenues

	Three Months Ended March 31,
Revenues by Type	2016	% of Total Revenues	2015	% of Total Revenues	Increase/(Decrease)
					$	%
Broadcasting revenue	$215.6	82%	$222.0	82%	$(6.4)	(3)%
Digital, events and other revenue	48.5	18	49.1	18	(.6)	(1)
Total revenues	$264.1	100%	$271.1	100%	$(7.0)	(3)%

Broadcasting Revenue

	Three Months Ended March 31,
			Increase/(Decrease)
	2016	2015	$	%
Local	$148.7	$152.0	$ (3.3)	(2)%
National	47.8	50.3	(2.5)	(5)
Political	2.5	.5	2.0	n/m
Network and other	16.6	19.2	(2.6)	(14)
Total broadcasting revenue	$215.6	$222.0	$(6.4)	(3)%

n/m–not meaningful

Local Advertising

For the three months ended March 31, 2016, the 2% decrease in local advertising revenue reflects decreased spending on our stations by advertisers in several industries, including entertainment and financial services, which was partially offset by increased spending from advertisers in the automotive industry. The revenue decrease was primarily driven by declines in the New York and Detroit markets, where we performed below the overall radio market during the first quarter of 2016, partially offset by growth in the Dallas market, where we outperformed the overall radio market during the first quarter of 2016.

National Advertising

For the three months ended March 31, 2016, national advertising sales decreased 5%. In connection with initiatives implemented by our new management, beginning in the second quarter of 2015 we stopped entering into those national sales contracts that resulted in significant discounts and which in our view did not preserve the long-term value of our advertising spot pricing. We believe that this and other measures intended to improve overall pricing discipline will benefit our operating margin over the longer term.

Political Advertising

For the three months ended March 31, 2016, the increase in political advertising was driven by the 2016 U.S. Presidential election primaries. During the second half of 2016, we expect to benefit from higher political spending associated with the U.S. Presidential election.

Network and Other Advertising

For the three months ended March 31, 2016, the 14% decrease in network and other advertising revenue was principally driven by lower sales from the CBS Sports Radio Network, which provides national sports content that is syndicated by a third party to more than 300 affiliated radio stations (including 22 of our radio stations) across the United States.

Digital, Events and Other Revenue

For the three months ended March 31, 2016, the 1% decrease in digital, events and other revenues was principally driven by a decline in digital sales associated with the above-mentioned change to national advertising sales contracts. This decline was partially offset by growth from naming rights of station assets, including radio station studios and performance spaces.

Costs and Expenses

	Three Months Ended March 31,
		% of Revenues		% of Revenues	Increase/(Decrease)
	2016		2015		$	%
Operating	$86.6	33%	$90.4	33%	$(3.8)	(4)%
Selling, general and administrative	115.1	44	120.7	45	(5.6)	(5)
Depreciation	6.7	2	7.3	3	(.6)	(8)
Total costs and expenses	$208.4	79%	$218.4	81%	$(10.0)	(5)%

Operating Expenses

For the three months ended March 31, 2016, the 4% decrease in operating expenses was principally driven by lower employee compensation and talent costs resulting from restructuring activities in connection with the strategic changes we implemented during 2015.

Selling, General and Administrative Expenses

For the three months ended March 31, 2016, the 5% decrease in SG&A expenses was principally driven by lower employee compensation costs and rent expense resulting from the restructuring activities in connection with the strategic changes we implemented during 2015. During the second quarter of 2016, we expect to continue to benefit from cost decreases associated with 2015 restructuring activities. As we continue to execute such changes, we will look for opportunities to further reduce our cost structure, which could lead to additional restructuring activities during 2016.

Depreciation

For the three months ended March 31, 2016, the 8% decrease in depreciation expense was the result of lower capital expenditure levels in recent years.

Provision for Income Taxes

	Three Months Ended March 31,
			Increase/(Decrease)
	2016	2015	$	%
Provision for income taxes	$22.3	$21.2	$1.1	5%
Operating income from continuing operations before income taxes	$55.7	$52.7	$3.0	6%
Effective tax rate	40%	40%

The provision for income taxes represents federal, and state and local taxes on operating income from continuing operations before income taxes. Our income tax accounts are calculated on a separate tax return basis, even though our operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision, taxes paid and related tax accounts in the combined financial statements may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company.

Cash Flows

We participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the pre-offering financing, such participation will cease. The changes in cash were as follows:

	Three Months Ended March 31,
	2016	2015	Increase/ (Decrease)
Net cash flow provided by operating activities from:
Continuing operations	$85.0	$61.5	$23.5
Discontinued operations	—	2.5	(2.5)
Net cash flow provided by operating activities	85.0	64.0	21.0
Net cash flow provided by (used for) investing activities	4.1	(2.7)	6.8
Net cash flow used for financing activities	(93.0)	(65.7)	(27.3)
Net decrease in cash	$(3.9)	$(4.4)	$.5

Operating Activities. For the three months ended March 31, 2016, the increase in cash provided by operating activities from continuing operations was driven by higher operating income, improved collection efforts and lower payments for employee bonuses during the three months ended March 31, 2016.

Investing Activities

	Three Months Ended March 31,
	2016	2015
Capital expenditures (a)	$(3.9)	$(3.7)
Proceeds from dispositions (b)	8.0	1.0
Net cash flow provided by (used for) investing activities	$4.1	$(2.7)

(a)	Our capital expenditures for the years ended December 31, 2015, 2014 and 2013 were $21.5 million, $26.7 million and $23.3 million, respectively. We anticipate capital expenditures for the year ended December 31, 2016 to be at a similar level to the prior three years.
(b)	The three months ended March 31, 2016 reflects the sale of KFWB (AM)® in Los Angeles.

Financing Activities. For the three months ended March 31, 2016 and the three months ended March 31, 2015, cash used for financing activities reflects net cash distributions to CBS.

Results of Operations—2015 versus 2014

Operational Highlights 2015 versus 2014

			Increase/(Decrease)
Year Ended December 31,	2015	2014	$	%
Revenues	$1,230.6	$1,303.0	$(72.4)	(6)%
Operating income (loss)	$(240.3)	$299.3	$(539.6)	n/m
Operating income margin (a)	n/m	23%
Adjusted OIBDA (b)	$321.8	$402.3	$(80.5)	(20)%
Adjusted OIBDA margin (a)	26%	31%
Net income (loss) from continuing operations	$(136.5)	$176.5	$(313.0)	n/m
Adjusted net income from continuing operations (b)	$178.1	$210.0	$(31.9)	(15)%
Operating cash flow from continuing operations	$212.8	$276.9	$(64.1)	(23)%

n/m–not meaningful

(a)	Margin is defined as operating income or Adjusted OIBDA divided by revenues.
(b)	See “—Reconciliation of Non-GAAP Measures” for reconciliations of adjusted results to the most directly comparable financial measures in accordance with GAAP.

2015 represented a transitional year for our company. During this period our sales performance was below the overall radio market. We initiated several strategic changes to our business in an effort to streamline our operations, create efficiencies and reduce our cost structure. Such actions included changing our senior management, including the appointment of a new President, realigning our sales team and combining certain station management positions. These actions were implemented with the ultimate goal of improving our long-term profitability and enhancing the overall value of our business. The 6% decrease in revenues for the year ended December 31, 2015 also reflected lower political advertising, as 2014 benefited from midterm elections, and the impact of owning fewer radio stations in 2015, as a result of a radio station swap in December 2014.

We reported an operating loss of $240.3 million for the year ended December 31, 2015 versus operating income of $299.3 million for the year ended December 31, 2014. Included in operating income (loss) were impairment charges of $482.9 million for the year ended December 31, 2015 and $48.6 million for the year ended December 31, 2014 and restructuring charges of $36.5 million for the year ended December 31, 2015 and $7.0 million for the year ended December 31, 2014. Adjusted OIBDA, which excludes these impairment and restructuring charges, declined 20%, primarily as a result of the decline in revenues.

Our business converts a significant amount of its revenues and earnings to operating cash flow. We generated operating cash flow from continuing operations of $212.8 million for the year ended December 31, 2015 and $276.9 million for the year ended December 31, 2014. This decrease was primarily due to the decline in revenues.

Reconciliation of Non-GAAP Measures

The following tables present reconciliations of Adjusted OIBDA and Adjusted net income from continuing operations to net income (loss) from continuing operations, the most directly comparable financial measure in accordance with GAAP.

	2015	2014	Increase/(Decrease)
Year Ended December 31,			$	%
Net income (loss) from continuing operations	$(136.5)	$176.5	$(313.0)	n/m
Exclude:
(Benefit) provision for income taxes	(103.8)	122.8
Impairment charges	482.9	48.6
Restructuring charges	36.5	7.0
Depreciation	28.5	30.8
Stock-based compensation (a)	14.2	16.6
Adjusted OIBDA	$321.8	$402.3	$(80.5)	(20)%

n/m–not meaningful

(a)	For the year ended December 31, 2015, stock-based compensation of $2.9 million was reflected in restructuring charges.

			Increase/(Decrease)
Year Ended December 31,	2015	2014	$	%
Net income (loss) from continuing operations	$(136.5)	$176.5	$(313.0)	n/m
Exclude:
Impairment charges (net of tax benefit of $190.4 million in 2015 and $19.3 million in 2014)	292.5	29.3
Restructuring charges (net of tax benefit of $14.4 million in 2015 and $2.8 million in 2014)	22.1	4.2
Adjusted net income from continuing operations	$178.1	$210.0	$(31.9)	(15)%

n/m–not meaningful

Revenues

Revenues by Type Year Ended December 31,		% of Total Revenues		% of Total Revenues	Increase/(Decrease)
	2015		2014		$	%
Broadcasting revenue	$1,001.1	81%	$1,077.8	83%	$(76.7)	(7)%
Digital, events and other revenue	229.5	19	225.2	17	4.3	2
Total revenues	$1,230.6	100%	$1,303.0	100%	$(72.4)	(6)%

Broadcasting Revenue

			Increase/(Decrease)
Year Ended December 31,	2015	2014	$	%
Local	$683.5	$712.7	$(29.2)	(4)%
National	208.2	224.8	(16.6)	(7)
Political	4.1	16.3	(12.2)	(75)
Network and other	69.8	74.6	(4.8)	(6)
Advertising from noncomparable radio stations	35.5	49.4	(13.9)	(28)
Total broadcasting revenue	$1,001.1	$1,077.8	$(76.7)	(7)%

Local Advertising

For the year ended December 31, 2015, the 4% decrease in local advertising revenue reflects lower spending on our stations from advertisers in several industries, including entertainment, automotive and retail, while spending increased from the healthcare industry. The revenue decrease was principally driven by declines in the New York, Los Angeles and Chicago markets, where we performed below the overall radio market during 2015. These market declines were partially offset by revenue growth from new sports rights agreements for the Baltimore Orioles and Atlanta Falcons as well as improved ratings in the Boston market, where we outperformed the overall radio market for the year ended December 31, 2015.

National Advertising

For the year ended December 31, 2015, national advertising revenue declined 7%. In connection with initiatives implemented by our new management, beginning in the second quarter of 2015 we stopped entering into those national advertising sales contracts that resulted in significant discounts and which in our view did not preserve the long-term value of our advertising spot pricing. We believe that this and other measures intended to improve overall pricing discipline will benefit our operating margin over the longer term.

Political Advertising

The decline in political advertising revenue was driven by the benefit in 2014 from midterm elections.

Network and Other Advertising

For the year ended December 31, 2015, the 6% decrease in network and other advertising revenue was principally driven by lower sales from the CBS Sports Radio Network and a decrease in noncash barter advertising.

Advertising from Noncomparable Radio Stations

In December 2014, we completed a radio station swap with Beasley Broadcast Group, Inc. through which we exchanged 13 of our radio stations in Tampa and Charlotte and one radio station in Philadelphia, for two radio stations in Philadelphia and three radio stations in Miami. The swap resulted in lower revenues for the year ended December 31, 2015. Advertising from noncomparable radio stations of $35.5 million and $49.4 million for the years ended December 31, 2015 and 2014, respectively, reflect broadcasting revenues from the stations exchanged in the swap.

Digital, Events and Other Revenue

For the year ended December 31, 2015, the 2% increase in digital, events and other revenue was primarily driven by growth from live events and the syndication of our sports programming. These increases were partially offset by the impact from owning fewer radio stations in 2015 as a result of the aforementioned radio station swap.

Costs and Expenses

Year Ended December 31,	2015	% of Revenues	2014	% of Revenues	Increase/(Decrease)
					$	%
Operating	$421.6	34%	$408.1	31%	$13.5	3%
Selling, general and administrative	501.4	41%	509.2	39%	(7.8)	(2)
Depreciation	28.5	2%	30.8	2%	(2.3)	(7)
Restructuring charges	36.5	n/m	7.0	n/m	29.5	n/m
Impairment charges	482.9	n/m	48.6	n/m	434.3	n/m
Total costs and expenses	$1,470.9	n/m	$1,003.7	n/m	$467.2	47%

n/m–not meaningful

Operating Expenses

For the year ended December 31, 2015, the 3% increase in operating expenses was principally driven by costs for new sports rights agreements, including the Chicago Cubs, Baltimore Orioles and Atlanta Falcons.

Selling, General and Administrative Expenses

For the year ended December 31, 2015, the 2% decrease in SG&A expenses was principally driven by lower employee compensation costs resulting from restructuring activities in connection with the strategic changes we implemented during 2015 as well as the impact of owning fewer radio stations in 2015.

Depreciation

For the year ended December 31, 2015, the 7% decrease in depreciation expense was the result of lower capital expenditure levels.

Restructuring Charges

During the year ended December 31, 2015, we implemented restructuring activities in an effort to streamline our operations, create efficiencies and reduce our cost structure. Such actions included changing our senior management, realigning the structure of our sales team, and combining certain station management functions. As a result, we recorded restructuring charges of $36.5 million, reflecting $24.7 million of severance costs and $11.8 million of costs associated with exiting contractual obligations. These restructuring activities are expected to reduce our annual cost structure by approximately $50 million.

During the year ended December 31, 2014, we recorded restructuring charges of $7.0 million, reflecting $5.9 million of severance costs and $1.1 million of costs associated with exiting contractual obligations. During the year ended December 31, 2013, we recorded restructuring charges of $5.1 million reflecting severance costs. As of December 31, 2015, the cumulative settlements for the 2015, 2014 and 2013 restructuring charges were $24.4 million, of which $19.7 million was for severance costs and $4.7 million related to costs associated with exiting contractual obligations. We expect to substantially utilize our restructuring reserves by the end of 2016.

Impairment Charges

During 2015, we recorded a pretax noncash impairment charge of $482.9 million to reduce the carrying value of FCC licenses in 18 radio markets to their fair value. (See “Critical Accounting Policies.”)

In December 2014, we completed a radio station swap with Beasley Broadcast Group, Inc. through which we exchanged 13 of our radio stations in Tampa and Charlotte and one radio station in Philadelphia, for two radio stations in Philadelphia and three radio stations in Miami. In connection with the radio station swap, we recorded a pretax noncash impairment charge of $48.6 million to reduce the carrying value of the allocated goodwill.

Benefit (Provision) for Income Taxes

			Increase/(Decrease)
Year Ended December 31,	2015	2014	$	%
Benefit (provision) for income taxes	$103.8	$(122.8)	$226.6	n/m
Operating income (loss) from continuing operations before income taxes	$(240.3)	$299.3	$(539.6)	n/m
Effective tax rate	43%	41%

n/m–not meaningful

The benefit (provision) for income taxes represents federal, and state and local taxes on operating income (loss) from continuing operations before income taxes. Our income tax accounts are calculated on a separate tax return basis, even though our operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision, taxes paid and related tax accounts in the combined financial statements may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company. Our income tax benefit for the year ended December 31, 2015 included a tax benefit of $190.4 million associated with a noncash impairment charge of $482.9 million to reduce the carrying value of FCC licenses to their fair value.

Cash Flows

We participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the pre-offering financing, such participation will cease. The changes in cash were as follows:

Year Ended December 31,	2015	2014	Increase/ (Decrease)
Net cash flow provided by operating activities from:
Continuing operations	$212.8	$276.9	$(64.1)
Discontinued operations	7.6	4.2	3.4
Net cash flow provided by operating activities	220.4	281.1	(60.7)
Net cash flow used for investing activities from:
Continuing operations	(21.4)	(49.0)	27.6
Discontinued operations	(.2)	(.3)	.1
Net cash flow used for investing activities	(21.6)	(49.3)	27.7
Net cash flow used for financing activities	(199.0)	(230.0)	31.0
Net (decrease) increase in cash	$(.2)	$1.8	$(2.0)

Operating Activities. For the year ended December 31, 2015, the decrease in cash provided by operating activities from continuing operations was principally driven by the decrease in revenues and higher payments for restructuring activities. These decreases were partially offset by lower assumed payments for income taxes, which decreased $35.1 million to $74.0 million for the year ended December 31, 2015 from $109.1 million for the year ended December 31, 2014, as a result of the decline in pre-tax income.

Investing Activities

Year Ended December 31,	2015	2014
Capital expenditures	$(21.5)	$(26.7)
Acquisitions (a)	(2.5)	(25.4)
Proceeds from dispositions	2.6	3.1
Net cash flow used for investing activities from continuing operations	(21.4)	(49.0)
Net cash flow used for investing activities from discontinued operations	(.2)	(.3)
Net cash flow used for investing activities	$(21.6)	$(49.3)

(a)	2014 reflects the acquisition of Eventful, Inc., a leading digital media company in the events discovery, communication and personalization business.

Financing Activities. For the years ended December 31, 2015 and December 31, 2014, cash used for financing activities reflects net cash distributions to CBS.

Results of Operations—2014 versus 2013

Operational Highlights 2014 versus 2013

			Increase/(Decrease)
Year Ended December 31,	2014	2013	$	%
Revenues	$1,303.0	$1,306.4	$(3.4)	—%
Operating income	$299.3	$360.2	$(60.9)	(17)%
Operating income margin (a)	23%	28%
Adjusted OIBDA (b)	$402.3	$413.1	$(10.8)	(3)%
Adjusted OIBDA margin (a)	31%	32%
Net income from continuing operations	$176.5	$214.1	$(37.6)	(18)%
Adjusted net income from continuing operations (b)	$210.0	$217.2	$(7.2)	(3)%
Operating cash flow from continuing operations	$276.9	$264.3	$12.6	5%

(a)	Margin is defined as operating income or Adjusted OIBDA divided by revenues.
(b)	See “—Reconciliation of Non-GAAP Measures” for reconciliations of adjusted results to the most directly comparable financial measures in accordance with GAAP.

For the year ended December 31, 2014, the decrease in revenues reflects weakness in the radio advertising market partially offset by higher political advertising, driven by the benefit in 2014 from midterm elections, and growth in digital advertising and events. Operating income was $299.3 million for the year ended December 31, 2014 and $360.2 million for the year ended December 31, 2013. Included in operating income was an impairment charge of $48.6 million for the year ended December 31, 2014 and restructuring charges of $7.0 million and $5.1 million for the years ended December 31, 2014 and 2013, respectively. Adjusted OIBDA, which excludes these impairment and restructuring charges, declined 3%, primarily as a result of the decline in revenues and increased costs to promote our business and support the growth from our digital platforms.

We generated operating cash flow from continuing operations of $276.9 million for the year ended December 31, 2014 and $264.3 million for the year ended December 31, 2013. This increase primarily reflects the timing of payments and lower assumed payments for income taxes.

Reconciliation of Non-GAAP Measures

The following tables present reconciliations of net income from continuing operations to Adjusted OIBDA and Adjusted net income from continuing operations.

			Increase/(Decrease)
Year Ended December 31,	2014	2013	$	%
Net income from continuing operations	$176.5	$214.1	$(37.6)	(18)%
Exclude:
Provision for income taxes	122.8	146.1
Impairment charge	48.6	—
Restructuring charges	7.0	5.1
Depreciation	30.8	31.3
Stock-based compensation	16.6	16.5
Adjusted OIBDA	$402.3	$413.1	$(10.8)	(3)%

			Increase/(Decrease)
Year Ended December 31,	2014	2013	$	%
Net income from continuing operations	$176.5	$214.1	$(37.6)	(18)%
Exclude:
Impairment charges (net of tax benefit of $19.3 million in 2014)	29.3	—
Restructuring charges (net of tax benefit of $2.8 million in 2014 and $2.0 million in 2013)	4.2	3.1
Adjusted net income from continuing operations	$210.0	$217.2	$(7.2)	(3)%

Revenues

Revenues by Type Year Ended December 31,	2014	% of Total Revenues	2013	% of Total Revenues	Increase/(Decrease)
					$	%

Broadcasting revenue	$1,077.8	83%	$1,108.8	85%	$(31.0)	(3)%
Digital, events and other revenue	225.2	17	197.6	15	27.6	14
Total revenues	$1,303.0	100%	$1,306.4	100%	$(3.4)	—%

Broadcasting Revenue

			Increase/(Decrease)
Year Ended December 31,	2014	2013	$	%
Local	$745.1	$784.0	$(38.9)	(5)%
National	237.2	239.5	(2.3)	(1)
Political	17.1	5.7	11.4	n/m
Network and other	78.4	79.6	(1.2)	(2)
Total broadcasting revenue	$1,077.8	$1,108.8	$(31.0)	(3)%

n/m–not meaningful

Local Advertising

For the year ended December 31, 2014, the 5% decrease in local advertising revenue reflects lower spending on our stations from advertisers in several industries, including retail, financial services and automotive, which was partially offset by higher spending from advertisers in the entertainment and healthcare industries. The decline in revenues was principally driven by weaker demand in the advertising marketplace across many radio markets, including New York, Chicago, Dallas and San Francisco; however, our overall local market share increased slightly. The decline in the New York market also reflects the nonrenewal of an unprofitable sports contract.

National Advertising

For the year ended December 31, 2014, the 1% decrease in national advertising revenues reflects weakness in the radio advertising marketplace; however, the performance of our stations, in the aggregate, outperformed the national advertising marketplace.

Political Advertising

The increase in political advertising revenues was driven by the benefit in 2014 from midterm elections.

Network and Other Advertising

For the year ended December 31, 2014, the 2% decrease in network and other advertising was driven by lower sales due to the expiration of a network agreement.

Digital, Events and Other

For the year ended December 31, 2014, the 14% increase in digital, events and other revenue was primarily driven by an 18% increase in digital advertising, reflecting the acquisition of Eventful, Inc. in July 2014, expansion of our digital offerings and growth from advertising on our local websites. Revenue growth also reflected the addition of new events in 2014 and higher revenues from newer sources of revenue, including sponsorships of programming features and naming rights of radio station studios and performance spaces.

Costs and Expenses

Year Ended December 31,	2014	% of Revenues	2013	% of Revenues	Increase/(Decrease)
					$	%

Operating	$408.1	31%	$405.8	31%	$2.3	1%
Selling, general and administrative	509.2	39	504.0	39	5.2	1
Depreciation	30.8	2	31.3	2	(.5)	(2)
Restructuring charges	7.0	n/m	5.1	n/m	1.9	37
Impairment charges	48.6	n/m	—	—	48.6	n/m
Total costs and expenses	$1,003.7	n/m	$946.2	n/m	$57.5	6%

n/m–not meaningful

Operating Expenses

For the year ended December 31, 2014, the 1% increase in operating expenses was principally driven by higher employee compensation costs to support the growth in our digital businesses, partially offset by lower costs from the nonrenewal of an unprofitable sports programming contract.

Selling, General and Administrative Expenses

For the year ended December 31, 2014, the 1% increase in SG&A expenses was primarily driven by higher marketing and promotion costs relating to the growth in our digital and events revenues.

Restructuring Charges

During the year ended December 31, 2014, we recorded restructuring charges of $7.0 million, reflecting $5.9 million of severance costs and $1.1 million of costs associated with exiting contractual obligations. During the year ended December 31, 2013, we recorded restructuring charges of $5.1 million reflecting severance costs.

Impairment Charges

In December 2014, we completed a radio station swap with Beasley Broadcast Group, Inc., through which we exchanged 13 of our radio stations in Tampa and Charlotte and one radio station in Philadelphia, for two radio stations in Philadelphia and three radio stations in Miami. In connection with the radio station swap, we recorded a pretax noncash impairment charge of $48.6 million to reduce the carrying value of the allocated goodwill.

Provision for Income Taxes

			Increase/(Decrease)
Year Ended December 31,	2014	2013	$	%
Provision for income taxes	$122.8	$146.1	$(23.3)	(16)%
Operating income from continuing operations before income taxes	$299.3	$360.2	$(60.9)	(17)%
Effective tax rate	41%	41%

The provision for income taxes represents federal, and state and local taxes on operating income from continuing operations before income taxes. Our income tax accounts are calculated on a separate tax return basis, even though our operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision, taxes paid and related tax accounts in the combined financial statements may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company.

Cash Flows

The changes in cash were as follows:

Year Ended December 31,	2014	2013	Increase/(Decrease)
Net cash flow provided by operating activities from:
Continuing operations	$276.9	$264.3	$12.6
Discontinued operations	4.2	3.8	.4
Net cash flow provided by operating activities	281.1	268.1	13.0
Net cash flow used for investing activities from:
Continuing operations	(49.0)	(22.5)	(26.5)
Discontinued operations	(.3)	(2.4)	2.1
Net cash flow used for investing activities	(49.3)	(24.9)	(24.4)
Net cash flow used for financing activities	(230.0)	(243.9)	13.9
Net increase (decrease) in cash	$1.8	$(.7)	$2.5

Operating Activities. For the year ended December 31, 2014, the increase in cash provided by operating activities from continuing operations was principally driven by the timing of payments. Cash paid for income taxes was assumed to be $109.1 million for the year ended December 31, 2014 and $112.8 million for the year ended December 31, 2013.

Investing Activities

Year Ended December 31,	2014	2013
Capital expenditures	$(26.7)	$(23.3)
Acquisitions (a)	(25.4)	—
Proceeds from dispositions	3.1	.8
Net cash flow used for investing activities from continuing operations	(49.0)	(22.5)
Net cash flow used for investing activities from discontinued operations	(.3)	(2.4)
Net cash flow used for investing activities	$(49.3)	$(24.9)

(a)	Reflects the 2014 acquisition of Eventful, Inc., a leading digital media company in the events discovery, communication and personalization business.

Financing Activities. For the years ended December 31, 2014 and December 31, 2013, cash used for financing activities reflects net cash distributions to CBS.

Liquidity and Capital Resources

We have generated cash flows from operating activities from continuing operations of $212.8 million for the year ended December 31, 2015, $276.9 million for the year ended December 31, 2014, $264.3 million for the year ended December 31, 2013 and $85.0 million for the three months ended March 31, 2016. We participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate, and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the pre-offering financing, such participation will cease.

Prior to the completion of this offering, we expect to incur $         of indebtedness through the Pre-Offering Borrowing and enter into a $         Revolving Credit Facility with third-party financial institutions. We intend to distribute the net proceeds from the Pre-Offering Borrowing to CBS. Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business. The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering. We intend to distribute a portion of the net proceeds from this offering to CBS and to use the remaining net proceeds of this offering for general corporate purposes and ongoing cash needs.

We continually project anticipated cash requirements for our operating, investing and financing needs and cash flows generated from operating activities available to meet these needs. Our short-term cash requirements primarily include payments for programming and talent commitments, operating leases and capital expenditures. After the completion of the pre-offering financing, our short-term cash requirements will also include payments for interest. We believe that cash remaining on hand after the completion of this offering, and our operating cash flows and borrowing capacity under the Revolving Credit Facility, will be sufficient to fund our short-term cash needs.

After completion of the pre-offering financing, our long-term cash needs will primarily include principal payments on outstanding indebtedness and payments for acquisitions. Funding for long-term cash needs will come from our operating cash flows, our ability to issue debt and equity securities, and borrowing capacity under the Revolving Credit Facility.

Contractual Obligations

As of December 31, 2015, our significant contractual obligations and payments due by period were as follows:

	Payments Due by Period
	Total	2016	2017-2018	2019-2020	2021 and thereafter
Programming commitments (a)	$263.8	$53.3	$86.2	$63.8	$60.5
Talent commitments	87.0	42.7	42.9	1.4	—
Purchase obligations (b)	9.3	3.9	4.0	1.1	.3
Operating leases (c)	211.6	28.1	48.2	40.8	94.5
Total	$571.7	$128.0	$181.3	$107.1	$155.3

(a)	Programming commitments primarily reflect sports programming rights.
(b)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.
(c)	Consists of long-term noncancellable operating lease commitments for office space and equipment.

The above table excludes $3.7 million of reserves for uncertain tax positions and the related accrued interest and penalties, as we cannot reasonably predict the amount of and timing of cash payments relating to this obligation.

In addition, as a result of the Pre-Offering Borrowing, we expect to incur long-term debt of $        . The following table presents principal and interest payments related to this debt due by period.

	Payments Due by Period
	Total	2016	2017-2018	2019-2020	2021 and thereafter
Long-term debt	$	$	$	$	$
Interest on long-term debt
Total	$	$	$	$	$

Critical Accounting Policies

The preparation of our financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

We consider the following accounting policies to be the most critical as they are important to our financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. For a summary of our significant accounting policies, see pages F-17 to F-20 of the accompanying notes to the combined financial statements.

Impairment of Goodwill and FCC Licenses

We test goodwill and FCC licenses for impairment during the fourth quarter of each year, and on an interim date should factors or indicators become apparent that would require an interim test.

FCC Licenses—FCC licenses are tested for impairment at the geographic market level. We consider each geographic market, which is comprised of all of our radio stations within that geographic market, to be a single unit of accounting because the FCC licenses at this level represent their highest and best use. At December 31, 2015, we had FCC license book values for radio stations in 25 radio markets.

For the year ended December 31, 2015, we performed a quantitative impairment test for all 25 radio markets. This impairment test compares the estimated fair value of the FCC licenses by geographic market with their respective carrying values. The estimated fair value of each FCC license is computed using the Greenfield Discounted Cash Flow Method (“Greenfield Method”), which attempts to isolate the income that is attributable to the license alone. The Greenfield Method is based upon modeling a hypothetical start-up radio station and building it up to a normalized operation that, by design, lacks inherent goodwill and whose other assets have essentially been added as part of the build-up process. The Greenfield Method adds the present value of the estimated annual cash flows of the start-up radio station over a projection period to the residual value at the end of the projection period. The annual cash flows over the projection period include assumptions for overall advertising revenues in the relevant geographic market, the start-up radio station’s operating costs and capital expenditures and a three-year build-up period for the start-up radio station to reach a normalized state of operations, which reflects the point at which it achieves an average market share. The overall market advertising revenue in the subject market is estimated based on recent industry projections. Operating costs and capital expenditures are estimated based on both industry and internal data. The residual value is calculated using a perpetual nominal growth rate, which is based on projected long-range inflation in the United States and long-term industry projections. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities. For the year ended December 31, 2015, the discount rate and perpetual nominal growth rate used for each market was 7.75% and 1.0%, respectively.

We concluded that the estimated fair values of the FCC licenses in 18 radio markets were lower than their respective carrying values. Accordingly, we recognized a pretax noncash impairment charge of $482.9 million related to FCC licenses in these markets. This impairment was the result of a sustained decline in industry projections for the radio advertising marketplace since 2014. The charge included $39.6 million to reduce the book value of KFWB (AM) in Los Angeles to its fair value. KFWB (AM) was classified as held for sale at December 31, 2015 and was sold in March 2016.

For the remaining seven radio markets, we concluded that the estimated fair values of FCC licenses in each market exceeded their respective carrying values and therefore no impairment charge was necessary. Two markets, which had an aggregate carrying value of FCC licenses of $203 million, were each within 5% of their estimated fair value and two markets, which had an aggregate carrying value of FCC licenses of $193 million, were each within 10% of their estimated fair value. In each of the remaining markets, the estimated fair value of FCC licenses was in excess of the respective carrying values by more than 10%.

The estimated fair values of the FCC licenses are highly dependent on the assumptions of future economic conditions in the individual geographic markets in which we own and operate radio stations. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, or a decline in the local radio advertising marketplace could result in a downward revision to our current assumptions and judgments. Various factors may contribute to a future decline in any local radio advertising marketplace, including declines in economic conditions; an other-than-temporary decrease in spending by advertisers in certain industries that have historically represented a significant portion of the local radio advertising revenues; a shift by advertisers to competing advertising platforms; changes in audience behavior; and/or a change in population size. A downward revision to the present value of future cash flows could result in further impairment and a noncash charge would be required. Such a charge could have a material effect on our statement of operations and balance sheet.

Goodwill—Goodwill is tested for impairment at the reporting unit level. At December 31, 2015, we had three reporting units, which are one level below our operating segment. For our 2015 annual impairment test, we performed a quantitative goodwill impairment test for each of our three reporting units. The first step of the goodwill impairment test examines whether the carrying value of a reporting unit exceeds its fair value. The estimated fair value of each reporting unit is computed based upon the present value of future cash flows (the “Discounted Cash Flow Method”), which is compared to the traded values of comparable businesses (the “Market Comparable Method”). The Discounted Cash Flow Method and the Market Comparable Method resulted in similar estimated fair values. The Discounted Cash Flow Method adds the present value of the estimated annual cash flows over a discrete projection period to the residual value of the business at the end of the projection period. This technique requires the use of significant estimates and assumptions such as growth rates, operating margins, capital expenditures and discount rates. The estimated growth rates, operating margins and capital expenditures for the projection period are based on our internal forecasts of future performance and historical trends. The residual value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities. For the year ended December 31, 2015, the discount rate and perpetual nominal growth rate used for each reporting unit was 8.0% and 1.5%, respectively.

We concluded that the estimated fair value of each of the three reporting units exceeded their respective carrying values, after the above-mentioned FCC licenses impairment charge, and therefore the second step of the goodwill impairment test was unnecessary. One reporting unit, with a goodwill balance of $730 million, was within 5% of its estimated fair value and one reporting unit, with a goodwill balance of $597 million, was within 10% of its estimated fair value. The estimated fair value of the third reporting unit exceeded its carrying value by more than 10%.

Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in the advertising market in the markets we operate radio stations, a decrease in audience acceptance of programming, a shift by advertisers to competing advertising platforms; and/or changes in audience behavior could result in changes to these assumptions and judgments. A downward revision of these assumptions could cause the fair values of the reporting units to fall below their respective carrying values. We would then perform the second step of the goodwill impairment test to determine the amount of any noncash impairment charge. Such a charge could have a material effect on our statement of operations and balance sheet.

Income Taxes

Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

Our income taxes as presented herein, including the provision or benefit for income taxes, net deferred tax liabilities and income tax payments, are calculated on a separate tax return basis, even though our operating results are included in the consolidated federal and certain state and local income tax returns filed by CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining our tax provision, taxes paid and related tax accounts in the combined financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that we would have followed as a separate stand-alone company.

Significant judgment is required in determining the provision for income taxes. When recording the provision for income taxes, an estimated effective tax rate for the year is applied to interim operating results. In the event there is a significant or unusual item recognized in the interim operating results, the tax attributable to that item is separately calculated and recorded in the same interim period.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is estimated based on several factors, including historical bad debt experience, the aging of accounts receivable, industry trends and economic indicators, and recent payment history for specific customers. Judgment is required in assessing these factors and estimating the collectability of our accounts receivable. We believe our allowance for doubtful accounts is adequate; however, if circumstances change that affect a customer’s ability to make payments, we may be required to record an additional allowance.

Legal Matters

On an ongoing basis, we vigorously defend ourself in numerous lawsuits and proceedings and respond to various investigations and inquiries from federal, state and local authorities (collectively, “litigation”). Litigation may be brought against us without merit, is inherently uncertain and always difficult to predict. However, based on our understanding and evaluation of the relevant facts and circumstances, we believe that the litigation to which we are a party is not likely to have a material adverse effect on our results of operations, financial position or cash flows.

Market Risk

Interest Rate Risk

We may be subject to interest rate risk to the extent we have variable-rate debt in the future. We do not currently use derivatives or other financial instruments to mitigate interest rate risk, although we may do so in the future.

Credit Risk

In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. We perform credit evaluations on our customers and agencies and believe that the allowance for doubtful accounts is adequate. We do not currently use derivatives or other financial instruments to mitigate credit risk.

Related Parties

CBS Corporation. We are indirectly wholly owned by CBS. CBS provides us with certain services, such as insurance and support for technology systems, and also provides benefits to our employees, including medical, dental, life and disability insurance, participation in a 401(k) savings plan and certain post-employment benefits. Charges for these services and benefits are reflected in the combined financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to us, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits provided by CBS have been included in selling, general and administrative expenses in the Combined Statements of Operations and totaled $21.6 million and $19.9 million for the three months ended March 31, 2016 and 2015, respectively, and $84.1 million, $76.5 million and $74.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, our expenses as a stand-alone company may be different from those reflected in the Combined Statements of Operations.

In addition, we participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the pre-offering financing, such participation will cease.

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. These agreements will include a master separation agreement, a tax matters agreement, a transition services agreement, a joint digital services agreement (see “—Collaborative Arrangement”), intellectual property license agreements and a registration rights agreement. Some of these agreements will continue in accordance with their terms after the Separation. The terms of our separation from CBS, the related agreements and other transactions with CBS will be determined by CBS and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party. For a description of these agreements and the other agreements that we will enter into with CBS, see “Certain Relationships and Related Person Transactions.”

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to us as none of CBS’s debt is directly attributable to us.

Prior to the effectiveness of this registration statement, we expect to incur approximately $         of indebtedness through the Pre-Offering Borrowing. We expect that the net proceeds from the Pre-Offering Borrowing and from this offering will primarily be distributed to CBS.

We also generate revenues from sales to various subsidiaries and joint ventures of CBS. Our total revenues from these transactions were $1.2 million and $1.8 million for the three months ended March 31, 2016 and 2015, respectively, and $8.4 million, $8.5 million and $8.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Collaborative Arrangement. We operate market-focused local websites with CBS’s owned and operated television stations (“CBS TV Stations”), which combine local radio and television content within markets where both we and CBS TV Stations operate. In connection with this arrangement, advertisements displayed on these websites are sold by both our employees and those of CBS TV Stations. We recognize revenues for advertising sales generated by our employees. Costs associated with the operation and maintenance of these websites are allocated to us and CBS TV Stations in proportion to our respective revenues generated.

Other Related Parties. Viacom Inc. is controlled by National Amusements, Inc. (“NAI”), the controlling stockholder of CBS. We recognized revenues of $1.7 million and $1.0 million for the three months ended March 31, 2016 and 2015, respectively, and $2.9 million, $2.4 million and $2.5 million for the years ended December 31, 2015, 2014 and 2013, respectively, for the sale of advertising spots to subsidiaries of Viacom Inc. At March 31, 2016, the total amount due from Viacom Inc. was $1.6 million.

We are involved in other transactions with related parties that have not been material in any of the periods presented.

Adoption of New Accounting Standards

Simplifying the Accounting for Measurement Period Adjustments

During the first quarter of 2016, we adopted amended Financial Accounting Standards Board (“FASB”) guidance that eliminates the requirement to retrospectively account for adjustments to provisional amounts recognized in a business combination when new information is obtained during the measurement period about facts and circumstances that existed as of the acquisition date. Under the amended guidance the acquirer is required to recognize such adjustments in the reporting period in which the adjustment amounts are identified.

Such adjustments also include the effect on earnings from any changes in depreciation, amortization, or other income effects resulting from the change to provisional amounts, as if the change occurred at the acquisition date. The amendment also requires disclosure or separate presentation on the face of the income statement of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The adoption of this guidance did not have an effect on our combined financial statements.

Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items

During the first quarter of 2016, we adopted amended FASB guidance which eliminates the concept of extraordinary items. This guidance removes the requirement to assess whether an event or transaction is both unusual in nature and infrequent in occurrence and to separately present any such items on the statement of operations after income from continuing operations. Rather, such items are required to be presented as a separate component of income from continuing operations or disclosed in the notes to the financial statements. The adoption of this guidance did not have an effect on our combined financial statements.

Accounting for Share-Based Payments when the Terms of an Award Provide that a Performance Target Could Be Achieved After the Requisite Service Period

During the first quarter of 2016, we adopted FASB guidance on the accounting for stock-based compensation when the terms of an award provide that a performance target that affects vesting could be achieved after the requisite service period. Under this guidance, such performance target should not be reflected in estimating the grant-date fair value of the award. We should begin recognizing compensation cost in the period in which it becomes probable that the performance target will be achieved, for the cumulative amount of compensation cost attributable to the period(s) for which the requisite service has already been rendered. The adoption of this guidance did not have an effect on our combined financial statements.

Balance Sheet Classification of Deferred Taxes

During 2015, we early adopted amended FASB guidance which eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts on the balance sheet. Rather, the amended guidance requires deferred tax liabilities and assets be classified as noncurrent on the balance sheet. Prior period amounts were reclassified to conform with this presentation. The adoption of this guidance resulted in a decrease to “Deferred income tax liabilities, net” of $2.2 million and the elimination of “Deferred income tax assets, net” within current assets on our Combined Balance Sheet at December 31, 2014.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

During 2015, we adopted amended FASB guidance which changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations and disposals of components of an entity that do not qualify for discontinued operations reporting. Under this guidance, only a disposal of a component of an entity or a group of components of an entity that represents a strategic shift that has (or will have) a major effect on the company’s operations and financial results should be reported in discontinued operations. The guidance also expands the definition of a discontinued operation to include a business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale and disposals of equity method investments that meet the definition of discontinued operations. The adoption of this guidance did not have an effect on our combined financial statements.

Recent Pronouncements

Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued amended guidance which simplifies several aspects of the accounting for employee share-based payment transactions. Under this amended guidance, all excess tax benefits and tax deficiencies will be recognized as income tax expense or benefit in the income statement in the period in which the awards vest or are exercised. In the statement of cash flows, excess tax benefits should be classified with other income tax cash flows in operating activities. The amended guidance also gives the option to make a policy election to account for forfeitures as they occur and increases the threshold for awards that are partially settled in cash to qualify for equity classification. We expect that the adoption of this guidance will introduce volatility into our income tax provision. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted.

Leases

In February 2016, the FASB issued new guidance on the accounting for leases, which supersedes previous lease guidance. Under this guidance, for all leases with terms in excess of one year, including operating leases, we will be required to recognize on our balance sheet a lease liability and a right-of-use asset representing our right to use the underlying asset for the lease term. The new guidance retains a distinction between finance leases and operating leases and the classification criteria is substantially similar to previous guidance. Additionally, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed. We are currently evaluating the impact of this guidance, which is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted.

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

In August 2014, the FASB issued guidance which requires management to evaluate, for each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued. If management identifies conditions or events that raise substantial doubt, disclosures are required in the financial statements, including any plans that will alleviate the substantial doubt about the entity’s ability to continue as a going concern. This guidance, which is effective for the first annual period ending after December 15, 2016, is not expected to have an impact on our combined financial statements.

Revenue from Contracts with Customers

In May 2014, the FASB issued guidance on the recognition of revenues which provides a single, comprehensive revenue recognition model for all contracts with customers and supersedes most existing revenue recognition guidance. The main principle under this guidance is that an entity should recognize revenue at the amount it expects to be entitled to in exchange for the transfer of goods or services to customers. We are currently evaluating the impact of this guidance, which is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted for interim and annual reporting periods beginning after December 15, 2016.

REGULATION

Federal Regulation of Radio Broadcasting

The radio broadcasting industry is subject to extensive and changing regulation by the FCC and other federal agencies of ownership, programming, technical operations, employment and other business practices. The FCC regulates broadcast radio stations pursuant to the Communications Act. The Communications Act permits the operation of broadcast radio stations only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. Among other things, the FCC:

•	assigns frequency bands for radio broadcasting;

•	determines the particular frequencies, locations, operating power, interference standards and other technical parameters for broadcast radio stations;

•	issues, renews, revokes and modifies broadcast radio station licenses;

•	imposes annual regulatory fees and application processing fees to recover its administrative costs;

•	establishes technical requirements for certain transmitting equipment to restrict harmful emissions;

•	adopts and implements regulations and policies that affect the ownership, operation, program content, employment and business practices of broadcast radio stations; and

•	has the power to impose penalties, including monetary forfeitures, for violations of its rules and the Communications Act.

The Communications Act prohibits the assignment of an FCC license, or transfer of control of an FCC licensee, without the prior approval of the FCC. We will be required to obtain approval from the FCC in order to complete the Separation, because the Separation will result in CBS no longer controlling the Company. Third parties may oppose our applications to assign, transfer or acquire an FCC license. In determining whether to grant or renew a radio broadcast license or consent to assignment or transfer of a license, the FCC considers a number of factors, including restrictions on foreign ownership, compliance with FCC media ownership limits and other FCC rules, the character and other qualifications of the licensee (or proposed licensee) and compliance with the Anti-Drug Abuse Act of 1988. A licensee’s failure to comply with the requirements of the Communications Act or FCC rules and policies may result in the imposition of sanctions, including admonishment, fines, the grant of a license renewal for less than a full eight-year term or with conditions, denial of a license renewal application, the revocation of an FCC license, and/or the denial of FCC consent to acquire additional broadcast properties.

The FCC’s rules prohibit the broadcast of obscene material at any time and indecent or profane material between the hours of 6:00 a.m. and 10:00 p.m., local time. Broadcasters risk violating the prohibition against broadcasting indecent or profane material because the vagueness of the FCC’s indecency/profanity definition makes it difficult to apply, particularly with respect to spontaneous, live programming. The FCC’s maximum forfeiture penalty per radio station for broadcasting indecent or profane programming is $383,038 per indecent or profane utterance with a maximum forfeiture exposure of $3,535,740 (as of August 1, 2016) for any continuing violation arising from a single act or failure to act. Our Company has been involved in litigation and, from time to time, has received and may receive in the future letters of inquiry from the FCC prompted by complaints alleging that certain programming on its broadcast radio stations included indecent or profane material.

Ownership Regulation

The Communications Act and FCC rules and regulations limit the ability of individuals and entities to have an official position or ownership interest, known as an “attributable” interest, above specific levels in broadcast radio stations and in other specified mass media entities. Under these rules, attributable interests generally include: (1) officers and directors of a licensee or of its direct or indirect parent; (2) general partners; (3) limited partners and limited liability company members, unless properly “insulated” from management activities; (4) a

5% or more direct or indirect voting stock interest in a corporate licensee or parent, except that, for a narrowly defined class of passive investors, the attribution threshold is a 20% or more voting stock interest; and (5) combined equity and debt interests in excess of 33% of a licensee’s total asset value, if the interest holder provides over 15% of the licensee radio station’s total weekly programming, or has an attributable broadcast or newspaper interest in the same market (the “EDP Rule”). An entity that owns one or more radio stations in a market and programs more than 15% of the broadcast time, or sells more than 15% per week of the advertising time, on a radio station in the same market is generally deemed to have an attributable interest in that radio station. Debt instruments, non-voting corporate stock, minority voting stock interests in corporations having a single majority stockholder, and properly insulated limited partnership and limited liability company interests generally are not subject to attribution unless such interests implicate the EDP Rule.

The FCC began a periodic review of its media ownership rules in 2010 and issued a notice of proposed rulemaking (“NPRM”), but did not complete the proceeding. The FCC has commenced its 2014 periodic review and has incorporated the record of the 2010 review proceeding with a further NPRM. This April 2014 NPRM incorporates the record of the FCC’s prior review of broadcast ownership rules, which started in December 2011. The FCC decision that adopted the April 2014 NPRM also created a new attribution rule for television joint sales agreements. Several parties sought review of this new rule in the U.S. Court of Appeals; others sought review of the FCC’s failure to complete the 2010 review of the ownership rules and the FCC’s failure to adopt rules promoting minority and female ownership. In 2016, the U.S. Court of Appeals for the Third Circuit vacated the television joint sales agreement attribution rule, reminded the FCC of its obligation to compete the review of its ownership rules, and ordered mediation between certain public interest groups and the FCC for the purpose of fixing a timetable for final FCC action on rules to promote minority and female ownership.

The FCC’s current ownership rules and certain proposed changes are briefly summarized below.

Local Radio Ownership. The FCC’s local radio ownership rule applies in all markets where the Company owns radio stations. Under that rule, one party may own up to eight radio stations in the largest markets, no more than five of which may be either AM or FM. With a few exceptions, the rule permits the common ownership of eight radio stations in the top 50 radio markets, where CBS Radio has significant holdings. The FCC has not proposed any change to this rule.

Radio-Television Cross-Ownership Rule. The FCC’s radio-television cross-ownership rule limits the common ownership of radio and television stations in the same market. The numeric limit varies according to the number of independent media voices in the market. In most markets where the Company owns radio stations and CBS owns a television station, the rule limits the Company to owning no more than six or seven radio stations.

Newspaper-Broadcast Cross-Ownership. The newspaper-broadcast cross-ownership rule prohibits the common ownership of a radio or television station and daily newspaper in the same market absent a waiver by the FCC.

Attribution of Ownership. As discussed above, the FCC’s ownership rules apply to persons or entities that hold “attributable interests” in broadcast stations. Thus, the ownership rules may limit direct or indirect purchases of our stock. Under the current attribution rules, a minority shareholder is not attributed with an ownership interest even it directly or indirectly owns 5% or more of the voting stock of a licensee, if there is a single majority voting shareholder. Until the Separation, CBS will be the single majority voting shareholder of the Company. Because NAI holds an attributable interest in both CBS and Viacom Inc., the business of each company is attributable to the other, which may have the effect of limiting and affecting the activities, strategic business alternatives and business terms available to the Company. In particular, until the Separation, the Company will be treated for FCC purposes as commonly owned with CBS. Because CBS owns television stations in 15 of our markets where we own radio stations, we will continue to be subject to the limits of the radio-television cross-ownership rule in those markets (or in any other market where CBS may acquire a television station) until CBS and NAI cease to own an attributable interest in the Company and we and CBS or NAI cease to have common officers or directors.

Alien Ownership. In general, the Communications Act prohibits foreign individuals or entities from owning more than 25% of the voting power or equity of the Company. In November 2013, the FCC provided additional information regarding its case-by-case review process for applications that propose foreign ownership that exceed such 25% threshold and, in October 2015, the FCC issued an NPRM proposing to simplify the process to obtain FCC consent to exceed the 25% threshold.

To maintain compliance with the FCC’s ownership rules, including rules limiting foreign ownership, the Company’s certificate of incorporation will require shareholders to provide the Company with ownership information upon request. If a shareholder does not provide the requested information, or if the Company concludes that a stockholder’s ownership of shares of the Company would create FCC regulatory issues, the Company may take various actions, including (i) refuse to permit a transfer of shares, (ii) suspend a shareholder’s rights of ownership, (iii) require the exchange of a shareholder’s shares in the Company for warrants to acquire, at a nominal price, the same number of shares, (iv) redeem the shares held by the shareholder, or (v) condition a shareholder’s acquisition of shares on the receipt of the prior approval of the FCC. See “Description of Securities—Regulatory Restrictions.”

In seeking FCC approval for the acquisition of a broadcast radio or television station license, the acquiring person or entity must demonstrate that the acquisition complies with the FCC’s ownership rules or that a waiver of the rules is in the public interest. We cannot predict the outcome of the FCC’s media ownership proceedings or their effects on our business in the future.

The U.S. Congress, the FCC and, in some cases, local jurisdictions, are considering or may in the future consider and adopt new laws, regulations and policies that could affect the operation, ownership and profitability of our radio stations, result in the loss of audience share and advertising revenue for our broadcast radio stations or affect our ability to acquire additional broadcast radio stations or finance such acquisitions. Such matters include or may include:

•	changes to the license authorization and renewal process;

•	proposals to increase recordkeeping, including enhanced disclosure of radio stations’ efforts to serve the public interest;

•	proposals to impose spectrum use or other fees on FCC licensees;

•	changes to rules relating to political broadcasting, including proposals to grant free air time to candidates and other changes regarding political and non-political program content, political advertising rates and sponsorship disclosures;

•	proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

•	revised rules and policies regarding the regulation of the broadcast of indecent content;

•	proposals to increase the actions radio stations must take to demonstrate service to their local communities;

•	technical and frequency allocation matters, including changes to the requirements for protecting certain of our AM radio stations from interference;

•	changes in broadcast multiple ownership, foreign ownership, cross-ownership and ownership attribution policies;

•	changes to allow satellite radio operators to insert local content into their programming service;

•	service and technical rules for digital radio, including possible additional public interest requirements for digital audio broadcasters;

•	legislation that would provide for the payment of sound recording royalties to artists, musicians or record companies whose music is played on broadcast radio stations; and

•	proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

The FCC also has adopted procedures for the auction of broadcast spectrum in circumstances where two or more parties have filed mutually exclusive applications for authority to construct new radio stations or certain major changes in existing radio stations. Such procedures may limit our efforts to modify or expand the broadcast signals of our radio stations.

We cannot predict what changes, if any, might be adopted or considered in the future, or what impact, if any, the implementation of any particular proposals or changes might have on our business.

FCC License Grants and Renewals

Certain of our program origination and distribution activities involve the use of FCC-licensed radio frequencies. We are required to apply for, maintain and renew such licenses in accordance with the Communications Act and the FCC’s rules, and to operate our FCC-licensed facilities in accordance with the Communications Act and those rules.

In making licensing determinations, the FCC considers an applicant’s legal, technical, financial and other qualifications. The FCC grants broadcast radio station licenses for specific periods of time and, upon application, may renew them for additional terms. A radio station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending. Under the Communications Act, broadcast radio station licenses may be granted for a maximum term of eight years.

Generally, the FCC renews radio broadcast licenses without a hearing upon a finding that:

•	the radio station has served the public interest, convenience and necessity;

•	there have been no serious violations by the licensee of the Communications Act or FCC rules and regulations; and

•	there have been no other violations by the licensee of the Communications Act or FCC rules and regulations which, taken together, indicate a pattern of abuse.

After considering these factors and any petitions to deny a license renewal application (which may lead to a hearing) that have been filed by third parties, the FCC may grant the license renewal application with or without conditions, including renewal for a term less than the maximum otherwise permitted. Historically, our licenses have been renewed for full eight-year terms without any conditions or sanctions imposed; however, there can be no assurance that the licenses of each of our radio stations will be renewed for a full term without conditions or sanctions. With the exception of WTIC(AM) (in Hartford, Connecticut), all of the renewal applications for our stations filed during the most recent renewal window have been granted.

Types of FCC Broadcast Licenses. The FCC classifies each AM and FM radio station. An AM radio station operates on either a clear channel, regional channel or local channel. A clear channel serves wide areas, particularly at night. A regional channel serves primarily a principal population center and the contiguous rural areas. A local channel serves primarily a community and the suburban and rural areas immediately contiguous to it. Class A, B and C radio stations each operate unlimited time. Class A radio stations render primary and secondary service over an extended area. Class B radio stations render service only over a primary service area. Class C radio stations render service only over a primary service area that may be reduced as a consequence of interference. Class D radio stations operate either during daytime hours only, during limited times only, or unlimited time with low nighttime power.

FM class designations depend upon the geographic zone in which the transmitter of the FM radio station is located. The minimum and maximum facilities requirements for an FM radio station are determined by its class. In general, commercial FM radio stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1, C0 and C. The FCC has adopted a rule subjecting Class C FM radio stations that do not satisfy a certain antenna height requirement to an involuntary downgrade in class to Class C0 under certain circumstances.

Technical Rules

Numerous FCC rules govern the technical operating parameters of radio stations, including permissible operating frequency, power and antenna height and interference protections between stations. Changes to these rules could negatively affect the operation of our stations. For example, in October 2015, the FCC proposed rules, which could reduce the degree of interference protection afforded to certain of our AM radio stations that serve wide areas.

Laws Affecting Intellectual Property

Laws affecting intellectual property are of significant importance to us to protect our brands and copyrights. Protection of brands requires the vigilance and action by the brand owner. We seek trademark registrations for significant brand assets and enforce our brand rights against infringing parties through legal actions, including enforcement actions in the United States Patent and Trademark Office.

Unauthorized Distribution of Copyright Content and Piracy. Unauthorized distribution or reproduction of content, especially in digital formats such as unlicensed live simultaneous or stored streaming of audio recordings and peer-to-peer file “sharing,” are threats to any copyright owners’ ability to protect and exploit their property. We monitor legal changes that might impact the exclusive rights we have in broadcasts, streams and recorded content. Our digital delivery services and commercial arrangements with digital content providers help reduce the risks associated with unauthorized access to our content. We are also engaged in enforcement and other activities to protect our intellectual property. Policing our intellectual property rights, or litigation or proceedings before the United States Patent and Trademark Office, courts or other administrative bodies, is unpredictable, costly and may not always be cost effective.

BUSINESS AND PROPERTIES

Overview

CBS Radio is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. We focus on three areas of content: Sports, News and Music & Entertainment. Our radio portfolio includes many of the leading radio stations in the United States, including the most listened-to Sports (WFAN in New York), News (1010 WINS in New York) and Alternative Rock (KROQ in Los Angeles) radio stations. We own the #1- or #2-rated local Sports radio station and the #1-rated All-News radio station in each of the markets in which we program these formats. Our radio stations reached an audience of more than 65 million people per week in 2015, making us the second largest radio group in the United States as measured both by audience and by revenue. We also distribute our content through an integrated suite of digital properties, including market-focused local websites, Radio.com (a streaming service), Eventful (an event discovery platform) and Play.it (a podcast network), which collectively reached an average of 63.1 million internet and mobile unique users per month in 2015. In addition, we produce events across our markets, including concerts, multi-day musical festivals, speaker series, trade shows and sports-related events. We produced, co-produced or co-promoted approximately 500 such events in 2015.

We focus primarily on large metropolitan markets through clusters of radio stations and digital properties. We have the #1 or #2 station clusters in approximately 75% of our markets as measured by revenue, as reported by Miller Kaplan Arase, LLP. As of June 2016, we employed over 900 sales personnel dedicated to local and national radio advertising, digital advertising and events, with a local presence in all of the markets in which we operate.

Upon completion of both this offering and the Separation, we believe we will be a very well-capitalized company and well-positioned to take advantage of our strong assets, scale and competitive strengths to grow our business.

Content and Programming

We produce and distribute compelling content for multiple media platforms, including our radio stations and owned web, mobile, streaming and podcast properties, as well as on third party platforms such as Facebook, Twitter, Instagram, Tune-In and YouTube. Our local on-air personalities create original programming that delivers the latest in Sports, News and Music & Entertainment tailored to specific markets and their target audiences:

•	Sports. We are a leading sports radio company in the United States with the two most listened-to sports radio stations in the United States (WFAN AM/FM in New York and WBZ-FM in Boston). We own the #1-rated local Sports radio station in 13 of the 14 markets in which we program a local Sports format. For the year ended December 31, 2015, we broadcast over 3,000 live games for over 30 professional sports franchises, including the New York Yankees, the New England Patriots, the Chicago Cubs and the Detroit Red Wings, and for over 15 collegiate sports programs, including teams from the University of Michigan, the University of Pittsburgh, the University of Connecticut, the University of Maryland and the University of Texas. Our sports radio stations feature popular local personalities, who deliver sports-related news, opinion and debate and facilitate audience interaction on local sports. In addition, we own the CBS Sports Radio Network™, which provides national sports content that is syndicated by a third party to more than 300 affiliated radio stations (including 22 of our radio stations) across the United States.

•

News. We provide our communities with trusted, live, up-to-the-minute news, traffic and weather information. We own the #1-rated All-News radio station in all of the markets in which we program an all-news format and the #1-rated News-Talk station in six markets where we program the format. Our award-winning All-News radio stations include 1010 WINS in New York, KNX(AM) in Los Angeles and WBBM(AM) in Chicago. Our News Talk stations include KDKA (AM) in Pittsburgh, KMOX(AM) in St. Louis and WTIC (AM) in Hartford.

•	Music & Entertainment. We provide our audience with unique music and entertainment experiences through personality-driven local programming. Our programming includes a wide variety of music genres, including Rock, Adult Album Alternative, Classic Hits, Adult Contemporary, Top 40, Urban, Spanish and Country, each targeting a distinct demographic group. We have the most listened-to station in the United States in numerous formats, including Classic Hits (WCBS-FM in New York), Adult Hits (KCBS-FM in Los Angeles), Alternative Rock (KROQ-FM in Los Angeles) and Adult Album Alternative (WXRT-FM in Chicago), according to Nielsen. We also introduce new and emerging artists to our audiences through our over-the-air and digital platforms and develop exclusive content with artists, including interviews and live performances.

Digital Properties

We operate digital properties on multiple platforms, including websites, mobile apps, and social media, and through third-party distribution partners. We stream our over-the-air radio station broadcasts and internet-only stations and provide on-demand audio and video content and text, imagery and event information.

•	Music & Entertainment Station Websites. We maintain an online presence for each of our Music & Entertainment stations, including KROQ.com in Los Angeles, B96.com in Chicago and V103.com in Atlanta. We distribute content that we broadcast on our radio stations across our Music & Entertainment station websites, and we drive traffic to these websites by using extensive and integrated on-air promotion. Our Music & Entertainment station websites, in turn, promote and drive traffic to our radio stations.

•	Market-Focused Local Websites. All of our Sports and News radio stations have a digital presence on 23 market-focused local websites that are operated jointly with CBS, including CBSNewYork.com, CBSBoston.com and CBSSanFrancisco.com. Each of these market-focused local websites provides extensive locally focused news, sports and traffic and weather information utilizing the video and audio content produced by our radio stations and CBS’s owned and operated television stations, where applicable, in that market. In connection with this offering, we will enter into a joint digital services agreement with CBS, pursuant to which, for a period of time following this offering, CBS will continue to operate certain aspects of the market-focused local websites covering our markets on behalf of both CBS and CBS Radio, and CBS Radio will continue to sell advertising on these websites. See “Certain Relationships and Related Person Transactions.”

•	Radio.com. We provide streaming services through our Radio.com platform where users can listen live to over 250 stations online, including simulcasts of our over-the-air radio stations as well as internet-only radio stations, such as Today’s Big Country and Smooth Jazz. Radio.com generates more than 24.5 million listening hours per month.

•	Eventful. Our local event discovery business, Eventful, provides its 26 million registered users and over 9 million monthly unique visitors with local event information ranging from concerts to movies to restaurants. Eventful’s services can also be accessed through our music radio station websites and the 23 CBS market-focused local websites in all of our markets. Eventful also provides ticketing services to consumers and licenses its events data to third parties.

•	Play.it. Our podcast network, Play.it, offers a portfolio of over 300 different podcast titles and delivers approximately 24 million streams and downloads per month. Examples include “Engage: The Official Star Trek Podcast” focused on Star Trek and “Rap Radar” focused on hip hop.

Events

We create, promote and produce a diverse range of live events, ranging from concerts and multi-day music festivals to speaker series and sports-related events. In 2015, we produced, co-produced or co-promoted approximately 500 live events. Live events offer unique, out-of-home experiences for our audiences, as well as sponsorships, exhibit space and consumer engagement opportunities for our advertisers. Our events in 2015 included:

•	Tent-pole events with national appeal, such as “We Can Survive” and “The Night Before,” that pair marquee experiences with world-class performing artists.

•	Heritage local live events, such as “B96 Summer Bash” in Chicago and “Downtown Hoedown” in Detroit.

•	Events that showcase key station talent, such as “Wing Bowl” in Philadelphia and the “April Foolishness” in Los Angeles.

Sources of Revenue

Our revenue is derived from broadcasting and Digital, Events and Other sources. For the year ended December 31, 2015, approximately 75% of our revenue was from local advertisers and 25% was from national advertisers.

Broadcasting Revenue. We generate Broadcasting revenue from the sale of advertising time on our radio stations to a wide range of local and national advertisers in consumer-focused industries, including automotive, entertainment, retail and financial services. Local advertising is generated primarily in a station’s individual market and national advertising is generated across multiple markets. For the year ended December 31, 2015, we generated broadcasting revenue of $1.00 billion, representing approximately 81% of our total revenues for this period.

Digital, Events and Other Revenue. We generate digital revenue primarily from the sale of display, audio and video advertising across our digital properties, which enables us to further monetize the content produced by our radio stations. We also generate digital revenue through content and data licensing, local offers, and affiliate commissions. Events revenue is generated primarily from advertising and sponsorships associated with various live events which we produce, co-produce and co-promote. Other revenues are generated primarily from the syndication of our programming, sponsorships of programming features and naming rights of radio station assets. For the year ended December 31, 2015, we generated Digital, Events and Other revenues of $229.5 million, representing approximately 19% of our total revenues for this period.

The Radio Industry

Radio is a proven and effective mass-marketing medium given its broad reach, resilient audience, low price-point and access to audience at key buying times. In particular:

1.	Radio has the highest and most stable reach of any media, reaching 93% of all adults aged 18+ across the United States, according to Nielsen.

2.	Radio listenership has remained resilient for the past 10 years, growing from 230 million listeners in 2006 to 240 million listeners in 2015, according to Nielsen.

3.	Radio offers a cost-efficient and creatively simple way for advertisers to reach a broad diverse audience. According to 2016 data from Intermedia Dimensions, based on national coverage, the cost per thousand (“CPM”) for a local spot radio 30-second advertisement during the afternoon drive period is $10.97 versus $24.40 CPM for a 30-second network prime time television spot and $14.62 CPM for a one-third page black and white advertisement in a newspaper.

Business Strengths

Large Market Focus and National Footprint. Our radio stations and digital properties are predominantly concentrated in large metropolitan markets, which account for a significant share of local advertising revenues. According to SNL Kagan’s report titled “Broadcast Industry Overview: U.S. TV & Radio Stations, 2016 edition,” the 25 top radio markets generated $6.51 billion in radio advertising revenue for the year ended December 31, 2015. Our radio stations are in all 10 of the top radio markets, and 19 of the top 25 radio markets. We generate approximately 90% of our revenue from these 19 markets. Our portfolio of large market stations and digital properties, such as Radio.com, Eventful.com and Play.it, provides us with a national footprint and the ability to create compelling local and national campaigns for our advertisers across our broadcast, digital and live event offerings.

Strong Radio Station Clusters and Local Market Scale. We own three or more radio stations in 24 of our 26 markets. Owning multiple stations and digital properties in a market allows us to capture a greater share of audience and advertising dollars. Station clusters allow us to gain scale in local markets, which increases our operating efficiency and profitability. We carefully construct our clusters and program our stations to appeal to distinct demographic groups to maximize their collective in-market reach. For example, in New York, we own seven radio stations operating out of a single facility, including the popular WFAN sports radio simulcast on two frequencies, two All-News stations and three stations with music formats.

Powerful Local Brands. Our radio portfolio includes many of the leading national and local radio stations in the United States, including the most listened-to Sports (WFAN in New York), News (1010 WINS in New York), Classic Hits (WCBS-FM in New York), Alternative Rock (KROQ in Los Angeles), Adult Album Alternative (WXRT in Chicago) and Adult Hits (KCBS-FM in Los Angeles) radio stations in the United States. We also own the #1- or #2-rated Sports radio stations and the #1-rated All-News radio stations in each of the markets in which we program these formats. Among our powerful local brands are the “World Famous KROQ” in Los Angeles and the unmistakable “teletype” sound of 1010 WINS, as well as “Traffic and Weather Together”, “All News All The Time” and “You Give Us 22 Minutes. We’ll Give You the World.”

Compelling, Exclusive Content. We produce live radio and digital content with up-to-the-minute broadcasts of timely information such as sports, news, traffic and weather that drive listenership, loyalty and engagement from our audience. Our audience turns to us for exclusive content, including news, live sports and sports talk. We employ more than 900 on-air talent who inform and entertain their listeners and serve their local communities. For the year ended December 31, 2015, we broadcast more than 3,000 live games for over 30 professional sports franchises in the NFL, MLB, the NBA, the NHL and MLS and for over 15 collegiate sports programs.

Extensive Digital Platform. We own and operate digital properties in all of our 26 markets, each of which is integrated with our in-market over-the-air radio stations, enabling our audience to consume our audio and video content across multiple platforms. Our digital properties expand our in-market reach, increase and broaden our audience and enhance our audience engagement. Our extensive local digital properties allow us to better serve our audience and provide our advertisers with increasingly effective, targeted and measurable digital advertising solutions, including as part of integrated campaigns utilizing our broadcast and live event platforms. Radio.com is our national web destination and dedicated mobile app providing the streams for all CBS Radio over-the-air and internet only stations, allowing for targeted demographic and geographic streaming audio sales opportunities. Play.it is our podcast platform for both radio station shows and national talent, and is the sales brand for broad-based sponsorships of on-demand audio.

Attractive Financial Profile. Our business is highly profitable, requires low levels of capital expenditures and generates significant operating cash flow. We also benefit from our national scale and the local clustering of our radio station and digital assets, which allows us to generate significant cash flows from incremental revenues. Upon completion of both this offering and the Separation, we believe we will be a very well-capitalized company and well-positioned to take advantage of our strong assets, scale and competitive strengths to grow our business.

Sales-Oriented Organization Led by Experienced Management Team. We have a strong sales-oriented culture with extensive local relationships focused on growing revenue across our platform through innovative marketing campaigns for our advertising clients. As of June 2016, we employed over 900 sales personnel dedicated to local and national advertising, digital advertising and events, with a local presence in all of the markets in which we operate. In the year ended December 31, 2015, we generated revenue share in excess of our audience share in every one of our 26 markets. CBS Radio is led by an experienced senior management team with strong sales and leadership capabilities and deep knowledge of the radio, digital and local media industries. Our President, Andre J. Fernandez, previously served as President of a publicly traded, diversified local media company and has a successful track record of delivering results. Further, we benefit from highly experienced, sales-focused management teams in each of our local markets.

Operating Strategy

Continue to Develop Compelling Content. We develop and invest in compelling local and national content, including exclusive live sports broadcasts and live sports, news, talk, music, and entertainment programming hosted by more than 900 trusted local personalities across our integrated radio, digital and event offerings. We focus on news and sports content in particular because of the live, up-to-the-minute nature of news and our audience’s passion for local sports, which increases our audience size and engagement with our radio stations and affiliated digital properties, providing attractive platforms for our advertisers. By continuing to seek, develop and invest in relevant audio, video and digital content we intend to build upon the longstanding and intimate relationship between our local brands and on-air personalities and their audiences to sustain and increase listenership and provide effective advertising campaigns to our marketing partners.

Expand Multi-Platform Distribution. We distribute our audio and video content across our owned sites and third-party digital and mobile platforms to maximize our reach, serve our audience and enhance our offerings. Our audience expects the flexibility to consume content across multiple platforms wherever, whenever and however they choose and expect increasingly integrated, intuitive and personalized experiences that our digital platforms deliver. We believe that by increasing the availability and accessibility of our content across multiple platforms, including mobile and social media, we will expand our audience, strengthen our local brands and increase our relevance among our audience and our advertisers.

Grow Digital, Events and Other Revenues. We are focused on growing our digital and other non-broadcasting based revenues. Our large market footprint of strong radio station clusters and promotional capabilities provide us with a platform to expand our brands and content into digital platforms and develop new, complementary marketing products, including live local events. Digital platforms provide us opportunities to monetize our audio and video content through syndication, licensing and sponsorship arrangements. These non-broadcast revenue sources enhance our local brands and provide additional channels for us and our advertisers to engage audience via immersive and novel experiences.

Drive Enhanced Revenue Management. We focus on advertising rate discipline to improve revenue yield on our radio and digital properties. By carefully managing the amount of advertising inventory sold through third-party networks and selling that inventory at higher local and national spot rates, we seek to improve revenue yield on spot advertising. In addition, we collect and use audience data to inform our programming and enhance the targeting and measurement capabilities of our advertisers’ marketing campaigns. This data allows us to demonstrate to our advertisers the effectiveness of their campaigns, and helps us to attract and retain new advertisers for radio and digital platforms. We use our national radio and digital footprints to enhance our appeal to national advertisers and grow our national revenues.

Enhance Radio Clusters and Digital Assets via Selective Acquisitions. We will seek to optimize our existing radio clusters and expand into new markets. We will also evaluate opportunities to acquire synergistic digital properties and capabilities to enhance our local presence and broaden our national footprint. We believe that our existing scale, digital capabilities, strong balance sheet and management experience position us well to exploit potential consolidation opportunities to grow our business.

Station Profile

The following table sets forth information with regard to the Company’s radio stations and digital properties as of June 30, 2016, within top radio markets:

Market	Market Rank (1)	Stations	AM/ FM	Format	Website
New York, NY	1	WBMP	FM	Top 40	www.923ampradiony.com
		WCBS	AM	News	*
		WCBS	FM	Classic Hits	www.wcbsfm.com
		WFAN	AM	Sports	*
		WFAN	FM	Sports	*
		WINS	AM	News	*
		WNEW	FM	Hot Adult Contemporary	www.fresh1027.com
Los Angeles, CA	2	KAMP	FM	Top 40	www.ampradio.com
		KCBS	FM	Adult Hits	www.931jackfm.com
		KNX	AM	News	*
		KROQ	FM	Alternative Rock	www.kroq.com
		KRTH	FM	Classic Hits	www.kearth101.com
		KTWV	FM	Rhythmic Adult Contemporary	www.947thewave.com
Chicago, IL	3	WBBM	AM	News	*
		WBBM	FM	Top 40	www.b96.com
		WCFS	FM	News	*
		WJMK	FM	Classic Hits	www.khitschicago.com
		WSCR	AM	Sports	*
		WUSN	FM	Country	www.us99.com
		WXRT	FM	Adult Album Alternative	www.wxrt.com
San Francisco, CA	4	KCBS	AM	News	*
		KFRC	FM	News	*
		KITS	FM	Alternative	www.live105.com
		KLLC	FM	Hot Adult Contemporary	www.radioalice.com
		KMVQ	FM	Top 40	www.997now.com
		KZDG (2)	AM	South Asian Talk/Music
Dallas—Fort Worth, TX	5	KJKK	FM	Adult Hits	www.jackontheweb.com
		KLUV	FM	Classic Hits	www.kluv.com
		KMVK	FM	Spanish	www.lagrande1075.com
		KRLD	AM	News/Talk	*
		KRLD	FM	Sports	*
		KVIL	FM	Hot Adult Contemporary	www.kvil.com
Houston, TX	6	KHMX	FM	Hot Adult Contemporary	www.mix965houston.com
		KIKK	AM	Sports	*
		KILT	AM	Sports	*
		KILT	FM	Country	www.1003thebull.com
		KKHH	FM	Top 40	www.hothits957.com
		KLOL	FM	Spanish	www.klol.com

Market	Market Rank (1)	Stations	AM/ FM	Format	Website
Washington, D.C.	7	WIAD	FM	Hot Adult Contemporary	www.947freshfm.com
		WJFK	AM	Sports	*
		WJFK	FM	Sports	*
		WLZL	FM	Spanish	www.elzolradio.com
		WDCH (3)	FM	Business News/Talk
		WPGC	FM	Rhythmic Top 40	www.wpgc.com
Atlanta, GA	8	WAOK	AM	News/Talk	*
		WVEE	FM	Urban	www.v-103.com
		WZGC	FM	Sports	*
Philadelphia, PA	9	KYW	AM	News	*
		WIP	FM	Sports	*
		WOGL	FM	Classic Hits	www.wogl.com
		WPHT	AM	News/Talk	*
		WXTU	FM	Country	www.925xtu.com
		WZMP	FM	Top 40	www.965amp.com
Boston, MA	10	WBMX	FM	Hot Adult Contemporary	www.mix1041.com
		WBZ	AM	News/Talk	*
		WBZ	FM	Sports	*
		WODS	FM	Top 40	www.1033ampradio.com
		WZLX	FM	Classic Rock	www.wzlx.com
Miami—Ft. Lauderdale, FL	11	WKIS	FM	Country	www.wkis.com
		WPOW	FM	Top 40	www.power96.com
		WQAM	AM	Sports	*
Detroit, MI	12	WDZH	FM	Top 40	www.987ampradio.com
		WOMC	FM	Classic Hits	www.womc.com
		WWJ	AM	News	*
		WXYT	AM	Sports	*
		WXYT	FM	Sports	*
		WYCD	FM	Country	www.wycd.com
Seattle, WA	13	KFNQ	AM	Sports	*
		KJAQ	FM	Adult Hits	www.jackseattle.com
		KMPS	FM	Country	www.kmps.com
		KZOK	FM	Classic Rock	www.kzok.com
Phoenix, AZ	14	KALV	FM	Top 40	www.live1015phoenix.com
		KMLE	FM	Country	www.kmle1079.com
		KOOL	FM	Classic Hits	www.koolradio.com
Minneapolis, MN	16	KMNB	FM	Country	www.buzn1029.com
		KZJK	FM	Adult Hits	www.1041jackfm.com
		WCCO	AM	News/Talk	*
San Diego, CA	17	KEGY	FM	Top 40	www.energy1037.com
		KYXY	FM	Adult Contemporary	www.kyxy.com
Baltimore, MD	21	WJZ	AM	Sports	*
		WJZ	FM	Sports	*
		WLIF	FM	Adult Contemporary	www.todays1019.com
		WWMX	FM	Top 40	www.mix1065.net

Market	Market Rank (1)	Stations	AM/ FM	Format	Website
St. Louis, MO	22	KEZK	FM	Adult Contemporary	www.kezk.com
		KMOX	AM	News/Talk	*
		KYKY	FM	Hot Adult Contemporary	www.y98.com
Riverside—San Bernardino, CA	25	KFRG	FM	Country	www.kfrog.com
		KRAK (4)	AM	Sports	www.cbssportsradio910.com
		KVFG (4)	FM	Classic Hits	www.theroute103.com
		KXFG	FM	Country	www.kfrog.com
Pittsburgh, PA	26	KDKA	AM	News/Talk	*
		KDKA	FM	Sports	*
		WBZZ	FM	Hot Adult Contemporary	www.starpittsburgh.com
		WDSY	FM	Country	www.y108.com
Sacramento, CA 4	28	KHTK	AM	Sports	*
		KNCI	FM	Country	www.kncifm.com
		KSFM	FM	Rhythmic Top 40	www.ksfm.com
		KYMX	FM	Adult Contemporary	www.kymx.com
		KZZO	FM	Hot Adult Contemporary	www.now100fm.com
Las Vegas, NV	31	KLUC	FM	Top 40	www.kluc.com
		KMXB	FM	Hot Adult Contemporary	www.mix941.fm
		KXNT	AM	News/Talk	*
		KXQQ	FM	Rhythmic Adult Contemporary	www.q100vegas.com
		KXST	AM	Sports	*
		KXTE	FM	Alternative	www.x1075lasvegas.com

Cleveland, OH	32	WDOK	FM	Adult Contemporary	www.star102cleveland.com
		WKRK	FM	Sports	*
		WNCX	FM	Classic Rock	www.wncx.com
		WQAL	FM	Hot Adult Contemporary	www.q104.com
Orlando, FL	33	WOCL	FM	Classic Hits	www.1059sunnyfm.com
		WOMX	FM	Hot Adult Contemporary	www.mix1051.com
		WQMP	FM	Top 40	www.1019ampradio.com
Hartford, CT	52	WRCH	FM	Adult Contemporary	www.wrch.com
		WTIC	AM	News/Talk	*
		WTIC	FM	Hot Adult Contemporary	www.965tic.com
		WZMX	FM	Rhythmic Top 40	www.hot937.com
Palm Springs, CA	132	KEZN	FM	Adult Contemporary	www.sunny1031fm.com

*	Included in market-branded CBS Local site.
(1)	U.S. market rankings based on Nielsen Audio Market Survey, Fall 2015.
(2)	KZDG(AM) in San Francisco, California is programmed by a third party through a time brokerage agreement.
(3)	WDCH-FM in Washington, D.C. is programmed by a third party through a time brokerage agreement.
(4)	KVFG and KRAK (Victor Valley) are included operationally within the Riverside market in San Bernardino, CA.

Corporate Information

Our principal executive offices are located at 1271 Avenue of the Americas, Fl. 44, New York, NY 10020. Our telephone number is (212) 649-9600.

Properties

We own and lease properties throughout the United States to support our radio stations, including offices, studios and antenna/transmitter sites. As of June 30, 2016, we owned ten office/studio locations and 34 antenna/transmitter sites, and we leased approximately 30 office/studio locations and approximately 97 antenna/transmitter sites. We own substantially all of our equipment required for the operation of our radio stations, consisting principally of transmitting antennas, transmitters, studio equipment and general office equipment.

A radio station’s studios are generally housed with its business offices. The antenna sites for each radio station are generally located in areas to provide maximum market coverage, consistent with each radio station’s FCC license and allocation limits.

Our principal executive offices are located at 1271 Avenue of the Americas, New York, NY 10020 in approximately 61,000 square feet of leased space. The lease for these premises is due to expire on December 30, 2017.

In general, we do not anticipate any difficulties in renewing any facility leases or leasing alternative or additional space, if required. We consider our facilities to be suitable and of adequate size for our present needs.

Contract Expirations

We derive revenues primarily from providing advertising time to customers during our broadcasts. Our contracts with advertisers generally cover periods ranging from four weeks to one year and are generally billed every four weeks. Since contract terms are short term in nature, revenues by year of contract expiration are not considered meaningful.

Our Recent Acquisition and Divestiture Activity

In March 2016, we completed the sale of KFWB(AM) in Los Angeles for $8.0 million.

In December 2014, in connection with our focus on our major market presence, we completed a radio station swap with Beasley Broadcast Group, Inc. through which we exchanged 13 of our radio stations in Tampa and Charlotte as well as one radio station in Philadelphia, for two radio stations in Philadelphia and three radio stations in Miami.

In July 2014, to complement our digital offerings, we acquired Eventful, Inc., a leading digital media company in the events discovery, communication and personalization business for $28.3 million.

During the period from June 2012 to April 2013, we sold five stations in the West Palm Beach market in three steps for $50 million.

In December 2012, we completed the acquisition of WFAN-FM (formerly WRXP-FM) in the New York market for $75 million.

We do not currently have any material pending acquisitions or divestitures.

Insurance

Prior to the completion of this offering, we are a subsidiary of CBS and our properties are covered under CBS’s blanket policy for commercial general liability, fire, extended coverage, earthquake, business interruption and rental loss insurance. We are also covered by other CBS policies, including errors and omissions, terrorism, directors’ and officers’ liability, fiduciary liability, employment practices liability, professional liability and workers’ compensation insurance. CBS has advised us that, upon completion of this offering and until the earlier of the time that (i) CBS no longer owns, directly or indirectly, more than 50% of our outstanding common stock or (ii) we are covered by a stand-alone insurance program, we will continue to be covered by the insurance policies and programs maintained by CBS. We believe that the current policy specifications and insured limits that CBS has selected are appropriate based upon our business and given the relative risk of loss, the cost of the coverage and industry practice. In the opinion of our Company’s management, our business is, and upon completion of this offering will be, adequately insured.

At or before the time that CBS no longer owns, directly or indirectly, more than 50% of our outstanding common stock, we will have procured a stand-alone insurance program, effective as of such time, with policy specifications and insured limits based on our assessment of our business and the risks we face as a stand-alone company. We cannot predict whether all of the coverage that CBS currently maintains with respect to our business and properties will be available to us on the same or similar basis as a stand-alone company, or what the future costs or limitations on any coverage that is available to us will be.

Competition

In each media distribution platform in which we operate, we compete for audience and advertising revenues with a wide range of other media companies offering similar content, including through broadcast radio, cable and broadcast television and networks, satellite radio, local, regional and national newspapers, magazines, direct mail, the internet and mobile devices and other technologically innovative platforms for content distribution. We compete with other media companies by providing high-quality content to our audiences. Our ability to attract audiences depends in large part upon audience acceptance of our content, which is based, among other things, on (1) our ability to determine the type of content that our audience wants and to adapt to changes in audience’s tastes and behavior on a timely basis, (2) our ability to deliver that content that we develop, (3) the quality and acceptance of competing content released into the marketplace at or near the same time by other media companies and (4) our ability to market our content to our potential audience.

We face a highly competitive market for customers who listen to broadcast radio. Our broadcast radio competitors compete intensely to increase their respective market shares, which may impact our profitability. Our competitors may drop advertising rates, operate without advertisements for periods of time or a combination of these and other practices, which could result in the loss of our customers and/or increase the market share of our competitors. In addition, some of our competitors in the digital marketplace operate at significant losses year-to-year to win market share or to increase interest in a particular product or platform. Some digital competitors, Yahoo!, Google, and Microsoft and social networking sites such as Facebook, are better capitalized than us, giving them a competitive advantage in any pricing competition.

Employees

We employed approximately 3,700 people as of June 2016. Approximately 86% of our employees were full-time employees, and approximately 14% were part-time employees. Some of these employees are represented by labor unions and are subject to collective bargaining agreements. We believe that our employee relations are good.

Legal Proceedings

On an ongoing basis, we vigorously defend ourself in numerous lawsuits and proceedings and respond to various investigations and inquiries from federal, state and local authorities (collectively, “litigation”). Litigation may be brought against us without merit, is inherently uncertain and always difficult to predict. However, based on our understanding and evaluation of the relevant facts and circumstances, we believe that the litigation to which we are a party is not likely to have a material adverse effect on our results of operations, financial position or cash flows.

MANAGEMENT

Directors and Executive Officers

Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information about the persons whom we expect to serve as our directors and other executive officers following the offering.

The table below reflects the name, age and position of the following CBS Radio executive officer.

Name	Age	Title
Andre J. Fernandez	47	President

Andre Fernandez has served as President of CBS Radio since April 2015. Prior to that, he served as President and Chief Operating Officer of Journal Communications, Inc., a publicly traded diversified media company. Mr. Fernandez started at Journal Communications in October 2008 as Executive Vice President of Finance and Strategy. He was elected Chief Operating Officer in March 2014, President in February 2012, Chief Financial Officer in November 2008 and Executive Vice President in October 2008. Prior thereto, Mr. Fernandez held various financial leadership positions with the General Electric Company (GE) since 1997, including Senior Vice President, Chief Financial Officer and Treasurer for Telemundo Communications Group, Inc., a U.S. Spanish-language television network that was a wholly owned division of NBC.

Election and Classification of Directors

In accordance with the terms of our certificate of incorporation, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, and will be divided as follows:

•	the Class I directors will be , and their term will expire at the annual meeting of stockholders expected to be held in 20 ;

•	the Class II directors will be , and their term will expire at the annual meeting of stockholders expected to be held in 20 ; and

•	the Class III directors will be , and their term will expire at the annual meeting of stockholders expected to be held in 20 .

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualifies, in accordance with our bylaws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our certificate of incorporation will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors pursuant to the bylaws, but may not be fewer than the minimum required by Delaware law, which is one. Our bylaws will provide that our board of directors will consist of not less than one and not more than             directors. Upon the completion of this offering, we expect that our board of directors will consist of             directors.

Committees of the Board of Directors

Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information regarding the committees we expect our board of directors to appoint following the offering.

“Controlled Company” Exemptions

Upon the completion of this offering, CBS indirectly will own shares entitled to exercise more than 50% of the voting power of all then-outstanding shares of our stock entitled to vote generally in the election of directors, and we will be a “controlled company” under applicable stock exchange corporate governance standards. As a controlled company, we intend to rely on certain exemptions from the stock exchange corporate governance standards, including the requirements that:

•	the majority of our board of directors consists of independent directors;

•	we have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to rely on these exemptions, and, as a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

Compensation of Directors

Prior to this offering, we have not paid our directors for their service on the board of directors. Our board of directors will set the compensation of our directors. Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information regarding the compensation of our directors.

Indemnification and Limitation of Directors’ and Officers’ Liability

Section 145 of the DGCL provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

The Company’s Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (d) for any transaction from which the director derives an improper personal benefit. The Company’s Amended and Restated By-laws also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL.

Accordingly, in the event that any of our directors or officers are immune or exculpated from, or indemnified against, liability in connection with actions they have taken but which actions impede our performance, our and our stockholders’ ability to recover damages from that director or officer will be limited.

Further, the Company shall, to the fullest extent permitted by the DGCL, in effect from time to time, indemnify any person who is or was a director or officer of the Company from and against any and all expenses, judgments, fines and amounts paid in settlement actually or reasonably incurred in connection with the matters referred to in or covered by Section 145 of the DGCL without requiring a preliminary determination of the ultimate entitlement to indemnification, and shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted for directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Discussion and Analysis

Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information regarding the compensation of our named executive officers.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Following completion of this offering, we expect to adopt a written policy regarding the review and approval, ratification or other action to be taken with respect to transactions with related persons.

Agreements between CBS and Us Relating to this Offering and the Separation

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with CBS during the period between the completion of this offering and the effective date of the Separation and to complete the Separation of our business from CBS. Some of these agreements will continue in accordance with their terms after the Separation. The terms of our separation from CBS, the related agreements and other transactions with CBS will be determined by CBS and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party.

Master Separation Agreement

In connection with this offering, we will enter into a master separation agreement with CBS, which will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of CBS for liabilities unrelated to our business. The master separation agreement will also contain indemnification obligations and ongoing commitments of us and CBS.

Transition Services Agreement

In connection with this offering, we will enter into a transition services agreement with CBS, which will provide for us and CBS to provide certain specified services to each other on an interim basis.

Joint Digital Services Agreement

In connection with this offering, we will enter into a joint digital services agreement, pursuant to which CBS Local Digital Media, which is owned and operated by CBS, will operate the digital presences for each of our 40 Sports and News stations in connection with market-focused local websites that CBS Local Digital Media maintains for CBS’s television stations (“CBS TV Stations”). Pursuant to this joint digital services agreement, we will share advertising revenue generated on the market-focused local websites in our markets with CBS. We believe this joint digital services agreement will allow us to benefit from the powerful CBS brand, including CBS’s existing local audience and operational scale in our markets. The joint digital services agreement will terminate after a defined period of time.

Tax Matters Agreement

In connection with this offering, we will enter into a tax matters agreement with CBS, which will govern our respective rights, responsibilities and obligations with respect to tax matters, including responsibility for taxes attributable to us and our subsidiaries, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other matters.

Intellectual Property License Agreements

In connection with this offering, we will enter into several intellectual property license agreements with one or more wholly owned subsidiaries of CBS, pursuant to which we will have the rights to continue to use the mark “CBS” and other brands as part of call letters and radio station brands, which are also used in the CBS television business.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement, which will provide CBS and its affiliated entities with certain registration rights for shares of our common stock owned by them, as follows:

Demand Registration Rights

CBS and its affiliated entities will be entitled to certain demand registration rights. At any time after the completion of this offering, and subject to the “lock-up” period described under “Shares Eligible for Future Sale,” such holders may, on not more than five occasions, request that we register all or a portion of their shares, subject to customary limitations.

Piggyback Registration Rights

In the event that we propose to register any of our equity securities or securities convertible into or exchangeable for our equity securities under the Securities Act, either for our own account or for the account of other security holders, CBS and its affiliated entities will be entitled to certain “piggyback” registration rights allowing them to include our shares that they own in such registration, subject to customary limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration statement on Form S-4 or Form S-8 or certain other exceptions, CBS and its affiliated entities are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Other Related Person Transactions

CBS Corporation. We are indirectly wholly owned by CBS. CBS provides us with certain services, such as insurance and support for technology systems, and also provides benefits to our employees, including medical, dental, life and disability insurance, participation in a 401(k) savings plan and certain post-employment benefits. For more information on the allocation of the charges for services and benefits provided to us by CBS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Parties.”

In addition, we participate in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash we generate is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow we generate and CBS also provides us with sufficient daily liquidity to fund our ongoing cash needs. As a result, we have historically required minimal cash on hand. At the time of the pre-offering financing, such participation will cease.

We also generate revenues from sales to various subsidiaries and joint ventures of CBS. Our total revenues from these transactions were $8.4 million, $8.5 million and $8.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Collaborative Arrangement. We operate market-focused local websites with CBS TV Stations, which combine local radio and television content within markets where both we and CBS TV Stations operate. In connection with this arrangement, advertisements displayed on these websites are sold by both our employees and those of CBS TV Stations. We recognize revenues for advertising sales generated by our employees. Costs associated with the operation and maintenance of these websites are allocated to us and CBS TV Stations in proportion to our respective revenues generated.

Other Related Persons. Viacom Inc. is controlled by NAI, the controlling stockholder of CBS. We recognized revenues of $2.9 million, $2.4 million and $2.5 million for the years ended December 31, 2015, 2014 and 2013, respectively, for the sale of advertising spots to subsidiaries of Viacom Inc.

Aggregate Consideration to CBS

We intend to distribute a portion of the net proceeds from this offering to CBS and to use the remaining net proceeds of this offering for general corporate purposes and ongoing cash needs. As part of the pre-offering financing, we will distribute the net proceeds from the Pre-Offering Borrowing to CBS. As a result of the Pre-Offering Borrowing and this offering, CBS will receive aggregate consideration of approximately $            . Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business.

PRE-OFFERING FINANCING

Prior to the completion of this offering, we intend to complete the following financing transactions as part of our transition to becoming a public company:

•	We will incur indebtedness of $ . We intend to distribute the net proceeds from this Pre-Offering Borrowing to CBS. Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of our business; and

•	We will enter into a -year $ Revolving Credit Facility with third-party financial institutions. The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. We do not expect to have any outstanding borrowings under our Revolving Credit Facility upon completion of this offering.

We refer to the above transactions as the “pre-offering financing.”

THE SEPARATION

CBS has advised us that it currently intends to dispose of all the shares of our common stock that it indirectly will own upon the completion of this offering following the “lock-up” period described under “Underwriting.” CBS has advised us that it intends to effect the Separation by means of a tax-free split-off, pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of our common stock in an exchange offer. If the exchange offer is undertaken and consummated and not fully subscribed because less than all the shares of our common stock owned by CBS are exchanged, the remaining shares of our common stock owned by CBS may be offered in one or more subsequent exchange offers and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS common stock remain outstanding after consummation of the exchange offer(s). CBS expects to receive an opinion of counsel to the effect that the split-off, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’s stockholders or a combination of these transactions. CBS could also elect to not dispose of our common stock. The determination of whether, when and how to proceed with the Separation is entirely within the discretion of CBS.

Except for the “lock-up” period described under “Underwriting,” CBS is not subject to any contractual obligation to maintain its share ownership. For more information on the potential effect of CBS’s disposition of our common stock by means of the Separation or otherwise, please read “Risk Factors—Risks Related to Our Affiliation with and Separation from CBS—Transfers of our common stock owned by CBS could adversely impact your rights as a stockholder and the market price of our common stock.”

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of             , information with respect to the beneficial ownership of shares of our common stock before and after giving effect to this offering for (a) each person who is expected to be the beneficial owner of more than 5% of the outstanding common stock immediately following the completion of this offering, (b) our directors, director nominees and the named executive officers and (c) our directors, director nominees and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of                 . The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. Unless otherwise indicated, the address of each named person is c/o CBS Radio Inc., 1271 Avenue of the Americas, Fl. 44, New York, NY 10020.

Name of Beneficial Owner	Shares (%) Beneficially Owned Prior to Offering (as of , 2016)		Shares (%) Beneficially Owned After Offering (1)
	Number of Shares	% of Shares	Number of Shares	% of Shares
Beneficial owners of more than 5% of our outstanding common stock:
CBS Corporation (2)		(100%)		(	%)

Sumner M. Redstone / National Amusements, Inc. (“NAI”) (3)		(100%)		(	%)

Directors, director nominees and named executive officers:

Andre J. Fernandez

All directors, director nominees and executive officers as a group ( persons)

*	Less than 1%.
(1)	Assumes shares of our common stock are outstanding immediately following this offering.
(2)	The address of CBS Corporation is 51 West 52nd Street, New York, NY 10019.
(3)	Mr. Redstone, NAI and its wholly owned subsidiaries beneficially own a controlling interest in CBS as disclosed in Amendment 21 to the Schedule 13G they filed with the SEC on February 9, 2016 and, accordingly, may be deemed to beneficially own all of the Company’s shares held by CBS. As disclosed in the definitive proxy statement filed by CBS on April 15, 2016, as of March 31, 2016, NAI beneficially owned, directly and indirectly through its wholly owned subsidiaries, approximately 79.5% of CBS’s outstanding Class A voting Common Stock and approximately 8.6% of CBS’s outstanding Class A voting Common Stock and Class B non-voting Common Stock on a combined basis. Based on information received from NAI, some of the shares of CBS’s Class A and Class B Common Stock owned by its wholly owned subsidiaries are pledged to its lenders. NAI holds more than 50% of CBS’s Class A Common Stock directly, and these shares are not pledged. Sumner M. Redstone is the controlling stockholder of NAI. The address of each of Mr. Redstone and NAI is 846 University Avenue, Norwood, MA 02062.

The following table sets forth, as of             , information with respect to the beneficial ownership of shares of CBS Class A Common Stock and CBS Class B Common Stock by (a) our directors, director nominees and named executive officers and (b) our directors, director nominees and executive officers as a group. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of CBS Class A Common Stock and CBS Class B Common Stock shown that they beneficially own, subject to community property laws, where applicable. Unless otherwise indicated, the address of each named person is c/o CBS Radio Inc., 1271 Avenue of the Americas, Fl. 44, New York, NY 10020.

Shares of CBS Common Stock Beneficially Owned
Name of Beneficial Owner	Type of Security	Number of Shares	Percent of Shares
Directors, director nominees and named executive officers:

Andre J. Fernandez	Class A Common
Class B Common

All directors, director nominees and executive officers as a group ( persons)

*	Less than 1%.

DESCRIPTION OF SECURITIES

The following summary of the terms of the stock of our Company does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL, our certificate of incorporation and our bylaws. Copies of our certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our certificate of incorporation will provide that we may issue up to             shares of common stock, $0.01 par value per share, and            shares of preferred stock, $0.01 par value per share. Our certificate of incorporation will authorize our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our certificate of incorporation to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series of stock. Upon completion of this offering,            shares of our common stock and no shares of our preferred stock will be issued and outstanding. Under Delaware law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

All of the shares of common stock offered by this prospectus will be duly authorized, and, when issued, will be fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our certificate of incorporation relating to the restrictions on ownership and transfer of shares of our stock, holders of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for distribution to our stockholders and will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all of our known debts and liabilities.

Subject to the provisions of our certificate of incorporation regarding the restrictions on ownership and transfer of shares of our stock and, except as may be otherwise specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of our stock, the holders of shares of our common stock will possess the exclusive voting power. Directors will be elected by a plurality of all of the votes cast in the election of directors. There is no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no appraisal rights in connection with this offering or preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our Company. Subject to the provisions of our certificate of incorporation regarding the restrictions on ownership and transfer of shares of our stock, shares of our common stock will have equal distribution, liquidation and other rights.

Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock

Our certificate of incorporation will authorize our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our certificate of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we are authorized to issue. In addition, our certificate of incorporation will authorize our board of directors to authorize the issuance from time to time of shares of our common and preferred stock.

Our certificate of incorporation also will authorize our board of directors to classify and reclassify any unissued shares of our common or preferred stock into other classes or series of stock, including one or more classes or series of stock that may have preferences over our common stock with respect to distributions or upon liquidation, and will authorize us to issue the newly classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by our certificate of incorporation to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although our board of directors does not currently have any plans to do so, it could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

We believe that the power of our board of directors to approve amendments to our certificate of incorporation to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Regulatory Restrictions

Our certificate of incorporation will provide that if we believe that the ownership or proposed ownership of shares of our common stock by any person may result in a violation of the Communications Act or FCC rules and policies (an “FCC Regulatory Limitation”), such person shall furnish promptly to us such information as we shall request. If (a) any person from whom information is requested should not provide all the information requested by us or (b) we shall conclude that a stockholder’s ownership or proposed ownership of, or that a stockholder’s exercise of any rights of ownership with respect to, shares of our common stock results or could result in an FCC Regulatory Limitation, then we may (i) refuse to permit the transfer of shares of our common stock to such proposed stockholder, (ii) suspend those rights of stock ownership the exercise of which causes or could cause such FCC Regulatory Limitation, (iii) require the exchange of a stockholder’s shares in us for warrants to acquire, at a nominal price, the same number of shares of our common stock, (iv) redeem such shares of our common stock held by such stockholder in accordance with the terms and conditions set forth in our certificate of incorporation, (v) condition a stockholder’s acquisition of shares of our common stock on the receipt of the prior approval of the FCC or (vi) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such stockholder or proposed transferee, with a view towards obtaining such information or preventing or curing any situation which causes or could cause an FCC Regulatory Limitation.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Delaware law and of our certificate of incorporation and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our certificate of incorporation and bylaws. Copies of our certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

In accordance with the terms of our certificate of incorporation, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Our certificate of incorporation will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors pursuant to our bylaws, but may not be fewer than the minimum required by Delaware law, which is one. Our bylaws will provide that our board of directors will consist of not less than one and not more than     directors. Upon the completion of this offering, we expect that our board of directors will consist of     directors.

Election of Directors; Vacancies; Removals

Our bylaws will provide that directors will be elected by a plurality of all of the votes cast in the election of directors.

Our certificate of incorporation will provide that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause, as defined in our certificate of incorporation. However, upon such time that CBS owns less than a majority of outstanding shares, directors may only be removed for cause by the vote of two-thirds of the shares entitled to vote. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, will preclude stockholders from removing incumbent directors (except for cause and upon a substantial affirmative vote) and filling the vacancies created by such removal with their own nominees.

Upon the completion of this offering, subject to the rights, if any, of holders of any class or series of preferred stock to fill vacancies, vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Meetings of Stockholders

Our bylaws will provide that a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. Our chairman, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our corporate secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. However, upon such time that CBS owns less than a majority of outstanding shares, stockholders will not be permitted to call special meetings. Our corporate secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our corporate secretary is required to prepare and deliver the notice of the special meeting.

Stockholder Actions by Written Consent

Under the DGCL, stockholder action can be taken only at an annual or special meeting of stockholders or by written consent in lieu of a meeting with not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our certificate of incorporation will provide otherwise, that upon such time that CBS owns less than a majority of outstanding shares, unanimous written consent will be required for stockholders to take action in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding advance notice of nominations and other business to be considered at a meeting of stockholders discussed below and the calling of a stockholder-requested special meeting of stockholders, may have the effect of delaying consideration of a stockholder proposal.

Preferred Stock

Under our certificate of incorporation, our board of directors will have the authority to cause us to issue from time to time, without action by our stockholders, subject to limitations prescribed by Delaware law, our preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including voting, dividend, conversion, exchange, redemption and liquidation rights. The rights of a series of preferred stock may be greater or broader in scope than the rights of our common stock.

It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights of that class or series of preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	reducing funds available for the payment of dividends on our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class or series;

•	reducing funds available for payment on our common stock upon our liquidation; or

•	delaying, discouraging or preventing a change in control of us.

We believe that the authorization of preferred stock under our certificate of incorporation will provide us with flexibility in taking advantage of time-sensitive financing opportunities and addressing other corporate issues that may arise. The authorized shares of preferred stock will be available for issuance without action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting.

The power of our board of directors to cause us to issue, subject to applicable law, classes or series of preferred stock could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders. For instance, subject to applicable law, a class or series of preferred stock may impede a business combination by including class or series voting rights that would enable the holder or holders of such class or series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to our best interests.

Advance Notice of Director Nominations and New Business

Our bylaws will provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors, or (iii) by any stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to us within the time period and containing the information and other materials specified in the advance notice provisions of our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors, or (ii) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each such nominee and who has provided notice to us within the time period and containing the information and other materials specified in the advance notice provisions of our bylaws.

The advance notice procedures of our bylaws will provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our corporate secretary at our principal executive office not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the close of business on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Amendment of Charter and Bylaws

Under the DGCL, after receipt of payment for stock, a Delaware corporation generally cannot amend its certificate of incorporation unless approved by the board of directors and, for such amendments that require approval by stockholders according to Section 242 of the DGCL, approved by the affirmative vote of stockholders in the proportion specified in Section 242(b) of the DGCL or such higher proportion as specified in the Company’s certificate of incorporation. Our certificate of incorporation will provide that we generally may amend our certificate of incorporation if such action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Our bylaws will provide that they may be amended by our board of directors or by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Anti-Takeover Effects of Section 203 of the DGCL

We have elected not to opt out of Section 203 of the DGCL. We expect, however, to include a provision in our charter that will exempt us from the provisions of the DGCL with respect to combinations between CBS or its affiliates, on the one hand, and us, on the other. In general, Section 203 of the DGCL prevents an “interested stockholder” (as defined in the DGCL) from engaging in a “business combination” (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder, unless one or more of the following occurs:

•	before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The DGCL generally defines “interested stockholder” as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Our certificate of incorporation will provide that we generally may not dissolve, merge or consolidate with another entity, sell all or substantially all of our assets or engage in a statutory share exchange unless the action is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

The provisions of the DGCL, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Indemnification and Limitation of Directors’ and Officers’ Liability

Section 145 of the DGCL provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

The Company’s Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (d) for any transaction from which the director derives an improper personal benefit. The Company’s Amended and Restated By-laws also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL.

Accordingly, in the event that any of our directors or officers are immune or exculpated from, or indemnified against, liability in connection with actions they have taken but which actions impede our performance, our and our stockholders’ ability to recover damages from that director or officer will be limited.

Further, the Company shall, to the fullest extent permitted by the DGCL in effect from time to time, indemnify any person who is or was a director or officer of the Company from and against any and all of expenses, judgments, fines and amounts paid in settlement actually or reasonably incurred in connection with the matters referred to in or covered by Section 145 of the DGCL without requiring a preliminary determination of the ultimate entitlement to indemnification, and shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding.

Our certificate of incorporation and bylaws will also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our Company or a predecessor of our Company.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, based upon an offering at the midpoint of the price range indicated on the front cover of this prospectus, we expect to have outstanding            shares of our common stock (             shares if the underwriters exercise their over-allotment option in full).

The              shares sold in this offering (              shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limits on ownership set forth in our certificate of incorporation , except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act (“Rule 144”). Any shares purchased by affiliates in this offering will be “restricted shares” as defined in Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the completion of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after completion of this offering; and

•	the average weekly trading volume in our shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without limitation subject only to availability of current, public information about our Company, and after beneficially owning such shares for at least twelve months, such person would be able to sell those shares without limitation regardless of the availability of public information about our Company. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of affecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our directors, officers, employees, consultants or advisors who purchased shares of stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of stock from us after that date upon the exercise of options granted before that date, is eligible to resell such shares of stock 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration Rights

In connection with this offering, we will enter into a registration rights agreement which provides for registration of the shares of our common stock retained by CBS and its affiliated entities following this offering. For more information, see “Certain Relationships and Related Person Transactions—Agreements between CBS and Us relating to this Offering and the Separation—Registration Rights Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.

Lock-Up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of shares of our common stock by operation of Rule 144 and other provisions of the Securities Act, (i) our executive officers and directors have agreed, subject to certain limited exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible into common stock owned by them at the completion of this offering or thereafter acquired by them for a period of     days after the completion of this offering without the consent of,     (ii) CBS has agreed, subject to certain limited exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible into common stock owned by them at the completion of this offering or thereafter acquired by them for a period of     days after the completion of this offering without the consent of     and (iii) we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of     for a period of     days after the date of this prospectus, subject to certain limited exceptions set forth in “Underwriting.”

Form S-8 Registration Statement

We intend to file a registration statement on Form S-8 to register an aggregate of shares of our common stock reserved for issuance under the Omnibus Incentive Plan. Such registration statement will become effective upon filing with the SEC, and shares of our common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described in “Underwriting.”

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) 5% or more of our common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON STOCK CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares.

Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the heading “—Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder, collectively, FATCA, a U.S. federal withholding tax of 30% generally is imposed on any dividends paid on our common stock and a U.S. federal withholding tax of 30% generally will be imposed on gross proceeds from the disposition of our common stock (beginning January 1, 2019) paid to (i) a “foreign financial institution” (as specifically defined under FATCA) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, and certain account holders that are foreign entities with U.S. owners), and (ii) certain other foreign entities unless such entity provides the withholding agent with a certification identifying its direct and indirect “substantial U.S. owners” (as defined under FATCA) or, alternatively, provides a certification that no such owners exist and, in either case, complies with certain other requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and properly certifies its exempt status to a withholding agent or is deemed to be in compliance with FATCA. Application of FATCA tax does not depend on whether the payment otherwise would be exempt from U.S. federal withholding tax under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom             is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in certain circumstances, the underwriting agreement may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to        additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the         under the trading symbol “              .”

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending            days after the completion of this offering, subject to certain exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the SEC relating to this offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

All of our directors and executive officers and CBS have agreed that, without the prior written consent of             on behalf of the underwriters, they will not offer, sell or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock beneficially owned by them for              days after the completion of this offering, subject to certain exceptions (the “lock-up period”).

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase, creating a short position in the common stock for their own account. In addition, to cover over-allotments, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, CBS and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors which we may consider in determining the initial public offering price are our results of operations, management, estimated net income, estimated operating income, estimated cash available for distribution, anticipated dividend yield and growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered to be comparable to us and the current state of the advertising industry and the economy as a whole. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Relationships with Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. From time to time in the ordinary course of business, certain of the underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for us or for CBS for which they received, or will receive, customary fees and reimbursement of expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100, or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the underwriter for any such offer; or

•	in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of units referred to in the bullet points above shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of units described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of this provision, the expression an “offer of units to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the units to be offered so as to enable an investor to decide to purchase or subscribe for the units, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented by the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of units through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the units as contemplated in this prospectus. Accordingly, no purchaser of the units, other than the underwriters, is authorized to make any further offer of the units on behalf of us or the underwriters.

United Kingdom

This prospectus, and any other material in relation to the shares described herein, is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) and that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Articles 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Wachtell, Lipton, Rosen & Katz and for the underwriters by             . Wachtell, Lipton, Rosen & Katz will issue an opinion to us regarding the validity of the shares of common stock offered hereby.

EXPERTS

The combined financial statements of CBS Radio as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE ANNUAL, QUARTERLY AND OTHER PERIODIC REPORTS AND PROXY STATEMENTS.

CBS RADIO

CBS RADIO

INTERIM COMBINED STATEMENTS OF OPERATIONS

(Unaudited; in millions, except per share amounts)

	Three Months Ended March 31,
	2016		2015
Revenues		$264.1		$271.1
Costs and expenses:
Operating		86.6		90.4
Selling, general and administrative		115.1		120.7
Depreciation		6.7		7.3
Total costs and expenses		208.4		218.4
Operating income from continuing operations before income taxes		55.7		52.7
Provision for income taxes (Note 7)		(22.3)		(21.2)
Net income from continuing operations		33.4		31.5
Net income from discontinued operations, net of tax (Note 3)		—		.8
Net income		$33.4		$32.3
Net income per basic and diluted share	$		$
Weighted average number of basic and diluted common shares outstanding

Pro forma net income per basic and diluted share (Note 9)	$
Pro forma weighted average number of basic and diluted common shares outstanding (Note 9)

The accompanying notes are an integral part

of these unaudited combined financial statements.

CBS RADIO

INTERIM COMBINED BALANCE SHEETS

(Unaudited; in millions)

	At March 31, 2016	At December 31, 2015	Pro Forma At March 31, 2016
			(Note 9)
Assets
Current Assets:
Cash	$1.9	$5.8	$
Receivables, less allowances of $5.3 (2016) and $5.0 (2015)	218.3	275.0
Prepaid expenses	27.1	25.0
Other current assets	16.0	13.0
Total current assets	263.3	318.8
Property and equipment, net	147.8	151.9
FCC licenses	2,868.1	2,868.1
Goodwill	1,861.9	1,861.9
Other assets	7.5	7.5
Assets held for sale (Note 3)	—	8.3
Total assets	$5,148.6	$5,216.5	$
Liabilities and Invested Equity
Current Liabilities:
Accounts payable	$26.3	$32.2	$
Accrued expenses	26.6	27.7
Accrued compensation	12.2	10.4
Accrued restructuring (Note 4)	10.8	20.3
Other current liabilities	16.2	15.3
Transfer of Offering proceeds payable to CBS	—	—
Total current liabilities	92.1	105.9
Long-term debt	—	—
Deferred income tax liabilities, net (Note 7)	1,060.2	1,056.8
Other liabilities	57.9	59.7

Commitments and contingencies (Note 8)
Invested equity	3,938.4	3,994.1
Total liabilities and invested equity	$5,148.6	$5,216.5	$

The accompanying notes are an integral part

of these unaudited combined financial statements.

CBS RADIO

INTERIM COMBINED STATEMENTS OF CASH FLOWS

(Unaudited; in millions)

	Three Months Ended March 31,
	2016	2015
Operating Activities:
Net income	$33.4	$32.3
Less: Net income from discontinued operations	—	.8
Net income from continuing operations	33.4	31.5
Adjustments to reconcile net income from continuing operations to net cash flow provided by operating activities from continuing operations:
Depreciation	6.7	7.3
Deferred income tax provision	3.4	8.1
Stock-based compensation expense	3.6	4.4
Change in assets and liabilities, net of investing and financing activities
Decrease in receivables	56.8	40.5
Increase in prepaid expenses and other current assets	(5.0)	(13.0)
Decrease in accounts payable and accrued expenses	(14.0)	(17.4)
Other, net	.1	.1
Net cash flow provided by operating activities from continuing operations	85.0	61.5
Net cash flow provided by operating activities from discontinued operations	—	2.5
Net cash flow provided by operating activities	85.0	64.0
Investing Activities:
Capital expenditures	(3.9)	(3.7)
Proceeds from dispositions	8.0	1.0
Net cash flow provided by (used for) investing activities	4.1	(2.7)
Financing Activities:
Net cash distribution to CBS	(93.0)	(65.7)
Net cash flow used for financing activities	(93.0)	(65.7)
Net decrease in cash	(3.9)	(4.4)
Cash at beginning of period	5.8	6.0
Cash at end of period	$1.9	$1.6

Supplemental disclosure of cash flow information:
Cash paid for income taxes from continuing operations (Note 7)	$18.7	$12.9

The accompanying notes are an integral part

of these unaudited combined financial statements.

CBS RADIO

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited; tabular dollars in millions)

1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—CBS Radio (the “Company”) consists of the entities comprising CBS Corporation’s (“CBS”) radio broadcasting business, including CBS Radio Inc., an indirect wholly owned subsidiary of CBS. The Company is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. The Company manages its business through one segment, radio broadcasting.

CBS Radio expects to file a registration statement on Form S-1 with the Securities and Exchange Commission (“SEC”) with respect to an initial public offering of its common stock (the “Offering”). Prior to the completion of the Offering, CBS expects to complete certain reorganization transactions, resulting in all of the entities comprising CBS Radio being consolidated under CBS Radio Inc. In addition, prior to the completion of the Offering, the Company will incur indebtedness. Upon completion of this offering, CBS expects to indirectly own at least 80% of CBS Radio Inc.’s outstanding common stock and CBS Radio will continue to be controlled by CBS.

Basis of Presentation—The accompanying combined financial statements are presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities of CBS Radio. The combined financial statements include allocations of certain corporate expenses and transactions with CBS (See Note 5). In addition, the Company’s income tax provision and related tax accounts are presented as if these amounts were calculated on a separate tax return basis. Management believes that the assumptions and estimates used in the preparation of the underlying combined financial statements are reasonable. However, the combined financial statements herein do not necessarily reflect what the Company’s results of operations, financial position or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows. Other comprehensive income was minimal for all periods presented.

Assets held for sale—In March 2016, the Company completed the sale of KFWB(AM) in Los Angeles for $8.0 million, for which an agreement was reached during 2015. As a result, the assets associated with this radio station, which primarily consist of a Federal Communications Commission (“FCC”) license, have been classified as held for sale on the Company’s Combined Balance Sheet at December 31, 2015.

Discontinued operations—CBS Radio Inc.’s legal entity structure historically included ownership of several entities that were not part of the Company’s radio operations. In preparation for the separation of its radio business, CBS completed several reorganization transactions during 2015 which resulted in all of the Company’s non-radio businesses being distributed to another wholly-owned subsidiary of CBS. These non-radio businesses have been presented as discontinued operations in these combined financial statements (See Note 3).

Invested equity—For the three months ended March 31, 2016, the change in invested equity reflects a net distribution to CBS of $89.1 million, partially offset by net income of $33.4 million.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments

CBS RADIO

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Subsequent Events—The financial statements of the Company are derived from the financial statements of CBS, which issued its financial statements for the quarterly period ended March 31, 2016, on May 4, 2016. Accordingly, management has evaluated transactions for consideration as subsequent events requiring recognition or disclosure in the interim financial statements through May 4, 2016. Additionally, management has evaluated transactions that have occurred through the date of issuance of these financial statements, July 8, 2016, for purposes of disclosure of unrecognized subsequent events.

Adoption of New Accounting Standards

Simplifying the Accounting for Measurement Period Adjustments

During the first quarter of 2016, the Company adopted amended Financial Accounting Standards Board (“FASB”) guidance which eliminates the requirement to retrospectively account for adjustments to provisional amounts recognized in a business combination when new information is obtained during the measurement period about facts and circumstances that existed as of the acquisition date. Under the amended guidance the acquirer is required to recognize such adjustments in the reporting period in which the adjustment amounts are identified. Such adjustments also include the effect on earnings from any changes in depreciation, amortization, or other income effects resulting from the change to provisional amounts, as if the change occurred at the acquisition date. The amendment also requires disclosure or separate presentation on the face of the income statement of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The adoption of this guidance did not have an effect on the Company’s combined financial statements.

Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items

During the first quarter of 2016, the Company adopted amended FASB guidance which eliminates the concept of extraordinary items. This guidance removes the requirement to assess whether an event or transaction is both unusual in nature and infrequent in occurrence and to separately present any such items on the statement of operations after income from continuing operations. Rather, such items are required to be presented as a separate component of income from continuing operations or disclosed in the notes to the financial statements. The adoption of this guidance did not have an effect on the Company’s combined financial statements.

Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period

During the first quarter of 2016, the Company adopted FASB guidance on the accounting for stock-based compensation when the terms of an award provide that a performance target that affects vesting could be achieved after the requisite service period. Under this guidance, such performance target should not be reflected in estimating the grant-date fair value of the award. The Company should begin recognizing compensation cost in the period in which it becomes probable that the performance target will be achieved, for the cumulative amount of compensation cost attributable to the period(s) for which the requisite service has already been rendered. The adoption of this guidance did not have an effect on the Company’s combined financial statements.

Recent Pronouncements

Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued amended guidance which simplifies several aspects of the accounting for employee share-based payment transactions. Under this amended guidance, all excess tax benefits and tax deficiencies will be recognized as income tax expense or benefit in the income statement in the period in which

CBS RADIO

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

the awards vest or are exercised. In the statement of cash flows, excess tax benefits should be classified with other income tax cash flows in operating activities. The amended guidance also gives the option to make a policy election to account for forfeitures as they occur and increases the threshold for awards that are partially settled in cash to qualify for equity classification. The Company expects that the adoption of this guidance will introduce volatility into the Company’s income tax provision. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted.

3) DISPOSITIONS

CBS Radio Inc.’s legal entity structure historically included ownership of several entities that were not part of the Company’s radio operations. In preparation for the separation of its radio business, CBS completed several reorganization transactions during 2015 which resulted in all of the Company’s non-radio businesses being distributed to another wholly-owned subsidiary of CBS. These non-radio businesses have been presented as discontinued operations in these combined financial statements.

The following table sets forth details of net income from discontinued operations for the three months ended March 31, 2015.

Three Months Ended March 31, 2015
Revenues	$7.9
Costs and expenses	(6.4)
Operating income	1.5
Provision for income taxes	(.7)
Net income from discontinued operations, net of tax	$.8

In March 2016, the Company completed the sale of KFWB (AM) in Los Angeles for $8.0 million. This station was previously assigned to a divestiture trust, to which CBS was a beneficiary, as a result of the FCC’s radio-television cross-ownership rule, which limits the common ownership of radio and television stations in the same market. This radio station sale brings the Company into compliance with this cross-ownership rule. The assets associated with this station, which primarily consist of an FCC license, have been classified as held for sale on the Company’s Combined Balance Sheet at December 31, 2015.

CBS RADIO

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

4) RESTRUCTURING CHARGES

During the year ended December 31, 2015 and 2014, in continued efforts to reduce its cost structure, the Company initiated restructuring activities, primarily for the reorganization of certain operations. During the year ended December 31, 2015, the Company recorded restructuring charges of $36.5 million, reflecting $24.7 million of severance costs and $11.8 million of costs associated with exiting contractual obligations. During the year ended December 31, 2014, the Company recorded restructuring charges of $7.0 million, reflecting $5.9 million of severance costs and $1.1 million of costs associated with exiting contractual obligations. As of March 31, 2016, the cumulative settlements for the 2015 and 2014 restructuring charges were $25.1 million, of which $19.2 million was for the severance costs and $5.9 million related to costs associated with exiting contractual obligations. The Company expects to substantially utilize its restructuring reserves by the end of 2016.

2014 Charges	$7.0
2014 Settlements	(2.8)
Balance at December 31, 2014	4.2
2015 Charges	36.5
2015 Settlements	(16.8)
Balance at December 31, 2015	23.9
2016 Settlements	(5.5)
Balance at March 31, 2016	$18.4

5) RELATED PARTY TRANSACTIONS

CBS provides the Company with certain services, such as insurance and support for technology systems, and also provides benefits to the Company’s employees, including medical, dental, life and disability insurance, participation in a 401(k) savings plan and certain postemployment benefits. Charges for these services and benefits are reflected in the combined financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits provided by CBS have been included in selling, general and administrative expenses in the accompanying Combined Statements of Operations and totaled $21.6 million and $19.9 million for the three months ended March 31, 2016 and 2015, respectively. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, the Company’s expenses as a stand-alone company may be different from those reflected in the Combined Statements of Operations.

The Company participates in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generates is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. As such, CBS benefits from the positive cash flow the Company generates and CBS also provides the Company with sufficient daily liquidity to fund its ongoing cash needs. As a result, the Company has historically required minimal cash on hand. In conjunction therewith, the intercompany transactions between the Company and CBS have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from CBS, are reflected in “Net cash distribution to CBS” on the Combined Statements of Cash Flows and “Invested equity” on the Combined Balance Sheets.

CBS RADIO

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to the Company as none of CBS’s debt is directly attributable to the Company.

The Company also generates revenues from sales to various subsidiaries and joint ventures of CBS. The Company’s total revenues from these transactions were $1.2 million and $1.8 million for the three months ended March 31, 2016 and 2015, respectively.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. The Company recognized revenues of $1.7 million and $1.0 million for the three months ended March 31, 2016 and 2015 respectively, for the sale of advertising spots to subsidiaries of Viacom Inc. At March 31, 2016, the total amount due from Viacom Inc. was $1.6 million.

The Company is involved in other transactions with related parties that have not been material in any of the periods presented.

6) STOCK-BASED COMPENSATION

Certain of the Company’s employees are granted awards of stock options and restricted stock units (“RSUs”) for CBS Class B Common Stock under the CBS equity incentive plans. These awards include an annual grant to certain management employees as well as annual grants under the CBS Fund the Future Program to substantially all of the Company’s employees.

The following table summarizes the Company’s stock-based compensation expense for the three months ended March 31, 2016 and 2015.

	Three Months Ended March 31,
	2016	2015
RSUs	$3.3	$3.9
Stock options	.3	.5
Stock-based compensation expense, before income taxes	3.6	4.4
Related tax benefit	(1.4)	(1.7)
Stock-based compensation expense, net of tax	$2.2	$2.7

During the three months ended March 31, 2016, CBS granted to certain employees of the Company 193,477 RSUs with a weighted average per unit grant-date fair value of $45.79. RSUs granted during the first quarter of 2016 generally vest over a three- to four-year service period. Compensation expense for RSUs is determined based upon the market price of the CBS shares underlying the awards on the date of grant. For certain RSU awards the number of shares an employee earns ranges from 0% to 120% of the target award, based on the outcome of established performance conditions. Compensation expense is recorded based on the probable outcome of the performance conditions. During the three months ended March 31, 2016, CBS also granted to certain employees of the Company 72,625 stock options with a weighted average exercise price of $45.79. Stock options granted during the first quarter of 2016 vest over a four-year service period and expire eight years from the date of grant. Compensation expense for stock options is determined based on the grant date fair value of the award calculated using the Black-Scholes options-pricing model.

CBS RADIO

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

Total unrecognized compensation cost related to non-vested RSUs at March 31, 2016 was $23.0 million, which is expected to be recognized over a weighted average period of 2.6 years. Total unrecognized compensation cost related to non-vested stock option awards at March 31, 2016 was $2.4 million, which is expected to be recognized over a weighted average period of 2.9 years.

7) INCOME TAXES

The Company’s operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Combined Statements of Operations, net deferred tax liabilities included in the Combined Balance Sheets and income tax payments reflected in the Combined Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis for the Company. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the combined financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Cash paid for income taxes was assumed to be $18.7 million and $12.9 million for the three months ended March 31, 2016 and 2015, respectively.

Although the Company’s income taxes are presented on a separate tax return basis, its operating results are included in the consolidated federal and certain state and local tax filings of CBS. Various tax years are currently under examination by state and local tax authorities and 2013, 2014 and 2015 remain open with the Internal Revenue Service (“IRS”). The IRS is expected to commence its examination of these years during 2016. With respect to open tax years in all jurisdictions, the Company currently believes that it is reasonably possible that the reserve for uncertain tax positions will change within the next twelve months; however, as it is difficult to predict the final outcome of any particular tax matter, an estimate of any related impact to the reserve for uncertain tax positions cannot currently be determined.

8) COMMITMENTS AND CONTINGENCIES

Legal Matters

On an ongoing basis, the Company vigorously defends itself in numerous lawsuits and proceedings and responds to various investigations and inquiries from federal, state and local authorities (collectively, “litigation”). Litigation may be brought against the Company without merit, is inherently uncertain and always difficult to predict. However, based on its understanding and evaluation of the relevant facts and circumstances, the Company believes that the litigation to which it is a party is not likely to have a material adverse effect on its results of operations, financial position or cash flows.

9) UNAUDITED PRO FORMA INFORMATION

Prior to the completion of this offering, the Company expects to incur indebtedness of $         (the “Pre-Offering Borrowing”). The Company intends to distribute the net proceeds from the Pre-Offering Borrowing to CBS. Accordingly, none of the proceeds from the Pre-Offering Borrowing will be available for the operation of the business.

In addition, prior to the completion of this offering, the Company expects to enter into a      -year $            million revolving credit facility (the “Revolving Credit Facility”) with third-party financial institutions,

CBS RADIO

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

which will expire on          . The Revolving Credit Facility will be used for general corporate purposes and ongoing cash needs. The Company does not expect to have any outstanding borrowings under the Revolving Credit Facility upon completion of this offering.

The unaudited pro forma combined balance sheet and unaudited pro forma net income per share have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The unaudited pro forma combined balance sheet gives effect to approximately $            billion of debt proceeds and an estimated $            million of proceeds from the Offering, both of which are expected to be distributed to CBS. The unaudited pro forma combined balance sheet does not reflect any offering proceeds retained by the Company.

The computation of pro forma income per share assumes that the full              million of incremental shares to be issued in connection with the Offering were outstanding from the beginning of the period.

Report of Independent Registered Public Accounting Firm

To the Management of CBS Corporation:

In our opinion, the combined financial statements listed in the Index to Combined Financial Statements on Page F-1 present fairly, in all material respects, the financial position of CBS Radio, CBS Corporation’s radio broadcasting business, at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the Index to Combined Financial Statements present fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 3, 2016

CBS RADIO

COMBINED STATEMENTS OF OPERATIONS

(In millions, except per share data)

	Year Ended December 31,
	2015		2014		2013
Revenues		$1,230.6		$1,303.0		$1,306.4
Costs and expenses:
Operating		421.6		408.1		405.8
Selling, general and administrative		501.4		509.2		504.0
Depreciation		28.5		30.8		31.3
Restructuring charges		36.5		7.0		5.1
Impairment charges		482.9		48.6		—
Total costs and expenses		1,470.9		1,003.7		946.2
Operating income (loss) from continuing operations before income taxes		(240.3)		299.3		360.2
Benefit (provision) for income taxes (Note 9)		103.8		(122.8)		(146.1)
Net income (loss) from continuing operations		(136.5)		176.5		214.1
Net income from discontinued operations, net of tax (Note 3)		3.8		1.5		2.3
Net income (loss)		$(132.7)		$178.0		$216.4
Net income (loss) per basic and diluted share	$		$		$
Weighted average number of basic and diluted common shares outstanding

Pro forma net loss per basic and diluted share (unaudited) (Note 12)	$
Pro forma weighted average number of basic and diluted common shares outstanding (unaudited) (Note 12)

The accompanying notes are an integral part

of these combined financial statements.

CBS RADIO

COMBINED BALANCE SHEETS

(In millions)

	At December 31,
	2015	2014
Assets
Current Assets:
Cash	$5.8	$6.0
Receivables, less allowances of $5.0 (2015) and $3.6 (2014)	275.0	271.0
Prepaid expenses	25.0	24.5
Other current assets	13.0	9.4
Current assets of discontinued operations (Note 3)	—	9.5
Total current assets	318.8	320.4
Property and equipment, net (Note 4)	151.9	157.5
FCC licenses (Note 5)	2,868.1	3,358.0
Goodwill (Note 5)	1,861.9	1,861.9
Other assets	7.5	7.5
Assets held for sale (Note 3)	8.3	—
Assets of discontinued operations (Note 3)	—	66.3
Total Assets	$5,216.5	$5,771.6
Liabilities and Invested Equity
Current Liabilities:
Accounts payable	$32.2	$38.2
Accrued expenses	27.7	22.8
Accrued compensation	10.4	13.1
Accrued restructuring (Note 6)	20.3	6.9
Other current liabilities	15.3	16.7
Current liabilities of discontinued operations (Note 3)	—	4.6
Total current liabilities	105.9	102.3
Deferred income tax liabilities, net (Note 9)	1,056.8	1,236.4
Other liabilities	59.7	56.1
Liabilities of discontinued operations (Note 3)	—	16.6

Commitments and contingencies (Note 10)
Invested equity	3,994.1	4,360.2
Total Liabilities and Invested Equity	$5,216.5	$5,771.6

The accompanying notes are an integral part

of these combined financial statements.

CBS RADIO

COMBINED STATEMENTS OF INVESTED EQUITY

(In millions)

	Year Ended December 31,
	2015	2014	2013
Invested equity, beginning of year	$4,360.2	$4,392.0	$4,401.7
Net income (loss)	(132.7)	178.0	216.4
Net distribution to CBS	(182.3)	(209.8)	(226.1)
Transfer of entities to CBS	(51.1)	—	—
Invested equity, end of year	$3,994.1	$4,360.2	$4,392.0

The accompanying notes are an integral part

of these combined financial statements.

CBS RADIO

COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2015	2014	2013
Operating Activities:
Net income (loss)	$(132.7)	$178.0	$216.4
Less: Net income from discontinued operations	3.8	1.5	2.3
Net income (loss) from continuing operations	(136.5)	176.5	214.1
Adjustments to reconcile net income (loss) from continuing operations to net cash flow provided by operating activities from continuing operations:
Depreciation	28.5	30.8	31.3
Impairment charges	482.9	48.6	—
Deferred income tax (benefit) provision	(177.8)	21.3	35.2
Stock-based compensation expense	17.1	16.6	16.5
Change in assets and liabilities, net of investing and financing activities
Increase in receivables	(4.4)	(5.8)	(14.2)
(Increase) decrease in prepaid expenses and other current assets	(4.4)	(4.7)	1.5
Increase (decrease) in accounts payable and accrued expenses	8.9	2.2	(16.9)
Decrease in income taxes	—	(7.6)	(1.9)
Other, net	(1.5)	(1.0)	(1.3)
Net cash flow provided by operating activities from continuing operations	212.8	276.9	264.3
Net cash flow provided by operating activities from discontinued operations	7.6	4.2	3.8
Net cash flow provided by operating activities	220.4	281.1	268.1
Investing Activities:
Capital expenditures	(21.5)	(26.7)	(23.3)
Acquisitions	(2.5)	(25.4)	—
Proceeds from dispositions	2.6	3.1	.8
Net cash flow used for investing activities from continuing operations	(21.4)	(49.0)	(22.5)
Net cash flow used for investing activities from discontinued operations	(.2)	(.3)	(2.4)
Net cash flow used for investing activities	(21.6)	(49.3)	(24.9)
Financing Activities:
Net cash distribution to CBS	(199.0)	(230.0)	(243.9)
Net cash flow used for financing activities	(199.0)	(230.0)	(243.9)
Net (decrease) increase in cash	(.2)	1.8	(.7)
Cash at beginning of year	6.0	4.2	4.9
Cash at end of year	$5.8	$6.0	$4.2

Supplemental disclosure of cash flow information:
Cash paid for income taxes from continuing operations (Note 9)	$74.0	$109.1	$112.8

Noncash investing and financing activity:
Radio station swap (Note 3)	$—	$262.0	$—

The accompanying notes are an integral part

of these combined financial statements

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS

(Tabular dollars in millions, except per share amounts)

1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—CBS Radio (the “Company”) consists of the entities comprising CBS Corporation’s (“CBS”) radio broadcasting business, including CBS Radio Inc., an indirect wholly owned subsidiary of CBS. The Company owns and operates 117 radio stations and related online properties in 26 U.S. radio markets. Virtually all of the Company’s owned and operated radio stations are located in the 50 largest U.S. radio markets and approximately 77% in the 25 largest radio markets. The Company manages its business through one segment, radio broadcasting.

During the first quarter of 2016, CBS announced that it will begin to explore strategic options to separate CBS Radio. Prior to the separation, CBS expects to effect a series of reorganization transactions resulting in all of the entities comprising CBS Radio being consolidated under CBS Radio Inc.

Basis of Presentation—The accompanying combined financial statements are presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities of CBS Radio. The combined financial statements include allocations of certain corporate expenses and transactions with CBS (See Note 7). In addition, the Company’s income tax provision and related tax accounts are presented as if these amounts were calculated on a separate tax return basis. Management believes that the assumptions and estimates used in preparation of the underlying combined financial statements are reasonable. However, the combined financial statements herein do not necessarily reflect what the Company’s results of operations, financial position or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows. Other comprehensive income was minimal for all periods presented.

Assets held for sale—In 2015, an agreement was reached for the sale of KFWB-AM in Los Angeles for $8.0 million. The sale closed in March 2016 and as a result the assets associated with this radio station, which primarily consist of a Federal Communications Commission (“FCC”) license, have been classified as held for sale on the Company’s Combined Balance Sheet at December 31, 2015.

Discontinued operations—CBS Radio Inc.’s legal entity structure historically included ownership of several entities that were not part of the Company’s radio operations. In preparation for the separation of its radio business, CBS completed several reorganization transactions during 2015 which resulted in all of the Company’s non-radio businesses being distributed to another wholly-owned subsidiary of CBS. These non-radio businesses have been presented as discontinued operations in these combined financial statements (See Note 3).

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash—The Company has minimal cash on hand because it participates in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generates is

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. Intercompany transfers and funding between the Company and CBS are classified as financing activities in the Combined Statements of Cash Flows.

Receivables—Receivables consist primarily of trade receivables from customers, net of advertising agency commissions, and are stated net of an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on historical bad debt experience, the aging of accounts receivable, industry trends and economic indicators, as well as recent payment history for specific customers. Credit evaluations are performed on the Company’s customers and in the opinion of management, credit risk is limited due to the large number of customers.

Property and Equipment—Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings and building improvements	10 to 40 years
Broadcasting equipment	3 to 12 years
Furniture, equipment and other	3 to 10 years
Leasehold improvements	Over the shorter of the lease term or estimated useful life of asset, up to a maximum of 10 years

Maintenance and repair costs that maintain property and equipment in their original operating condition are charged to expense as incurred. Improvements or additions that extend the useful life of the assets are capitalized.

Impairment of Long-Lived Assets—The Company assesses long-lived assets for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows expected to be generated by these assets, which is the estimated fair value, to their net carrying value. The amount of impairment loss, if any, will generally be measured by the difference between the net carrying value and the estimated fair value of the asset.

Investments—At December 31, 2015 and 2014, the Company had investments of $2.8 million and $2.9 million, respectively, which are included in “Other assets” on the Combined Balance Sheets. The Company evaluates its investments for impairment loss by comparing the estimated fair value of the investment to the balance sheet carrying amount, and considers other factors, as appropriate, when determining whether an other-than-temporary decline in fair value has occurred.

Goodwill and Intangible Assets—Goodwill and intangible assets with indefinite lives, which consist of FCC broadcasting licenses, are not amortized but are tested for impairment on an annual basis and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying value (See Note 5).

The Company’s radio stations operate under renewable broadcasting licenses that are generally granted by the FCC for a term of eight years. A station may continue to operate beyond the expiration date of its license if a timely filed license application is pending. Petitions to deny license renewals can be filed by interested parties, including members of the public. The FCC is required to renew a broadcast station license if it finds that the station has served the public interest, convenience and necessity. Historically, FCC licenses have been renewed, and accordingly, management considers these licenses to have indefinite lives.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Revenue Recognition—The Company’s primary source of revenue is the sale of advertising to local and national advertisers across multiple platforms, including traditional radio and on its local websites. Advertising revenue is recognized in the period during which the advertising is broadcast or displayed. Advertising revenues are reported net of agency commissions, which are calculated based on a stated percentage applied to gross billing revenue. Agency commissions were $128.9 million, $139.8 million and $143.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. Other revenues, including from events, are recognized when the related service is provided and syndication revenue is recognized when the program is made available.

Revenues derived from a single sales contract that contains multiple products and services are allocated based on the relative fair value of each delivered item and recognized in accordance with the applicable revenue recognition criteria for the specific unit of accounting.

Barter Transactions—The Company provides advertising time in exchange for certain goods and services. The value of such exchanges is initially reported as an asset and liability on the balance sheet, and reported in revenues when the advertising spot is broadcast and in operating or selling, general and administrative expenses when the goods or services are utilized. These transactions are recorded at the estimated fair value of the advertising time exchanged, or if more readily determinable, the fair value of the goods or services received. Barter revenue was $23.8 million, $27.4 million and $26.4 million and barter expense was $24.6 million, $24.7 million and $24.0 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Collaborative Arrangements—The Company and CBS’s television stations (“CBS TV Stations”) jointly operate local digital portals which combine radio and television local content within markets where both CBS Radio and CBS TV Stations operate. In connection with this arrangement, advertisements displayed on local digital portals are sold by both CBS Radio and CBS TV Stations employees. CBS Radio recognizes revenues for advertising sales generated by its employees. Costs associated with the operation and maintenance of the local digital portals are allocated to CBS Radio and CBS TV Stations in proportion to their respective revenues generated. Prior to the Company’s separation from CBS, the Company and CBS are expected to enter into an agreement to govern this arrangement, which is expected to continue after the companies have separated.

Advertising—Advertising costs are expensed as incurred and totaled $37.2 million, $39.6 million and $41.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Income Taxes—Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. For tax positions taken in a previously filed tax return or expected to be taken in a future tax return, the Company evaluates each position to determine whether it is more likely than not that the tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is subject to a measurement assessment to determine the amount of benefit to recognize in the Combined Statement of Operations and the appropriate reserve to establish, if any. If a tax position does not meet the more-likely-than-not recognition threshold a tax reserve is established and no benefit is recognized. A number of years may elapse before a tax return containing tax matters for which a reserve has been established is audited and finally resolved.

The Company’s income tax accounts as presented herein are calculated on a separate tax return basis, even though the Company’s operating results are included in the consolidated federal, and certain state and local

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining the Company’s tax provision, taxes paid and related tax accounts in the combined financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that the Company would have followed as a separate stand-alone company.

Stock-based Compensation—CBS provides equity incentive plans under which stock options and restricted stock units (“RSUs”) were issued to certain employees of the Company. The cost of such equity instruments are measured based on the grant-date fair value of the award. The cost is recognized over the vesting period during which an employee is required to provide service in exchange for the award (See Note 8).

Subsequent Events—The financial statements of the Company are derived from the financial statements of CBS, which issued its annual financial statements on February 12, 2016. Accordingly, management has evaluated transactions for consideration as subsequent events requiring recognition or disclosure in the annual financial statements through February 12, 2016. Additionally, management has evaluated transactions that have occurred through the date of issuance of these financial statements, June 3, 2016, for purposes of disclosure of unrecognized subsequent events.

Adoption of New Accounting Standards

Balance Sheet Classification of Deferred Taxes

During 2015, the Company early adopted amended Financial Accounting Standards Board (“FASB”) guidance which eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts on the balance sheet. Rather, the amended guidance requires deferred tax liabilities and assets be classified as noncurrent on the balance sheet. Prior period amounts were reclassified to conform with this presentation. The adoption of this guidance resulted in a decrease to “Deferred income tax liabilities, net” of $2.2 million and the elimination of “Deferred income tax assets, net” within current assets on the Company’s Combined Balance Sheet at December 31, 2014.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

During 2015, the Company adopted amended FASB guidance which changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations and disposals of components of an entity that do not qualify for discontinued operations reporting. Under this guidance, only a disposal of a component of an entity or a group of components of an entity that represents a strategic shift that has (or will have) a major effect on the company’s operations and financial results should be reported in discontinued operations. The guidance also expands the definition of a discontinued operation to include a business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale and disposals of equity method investments that meet the definition of discontinued operations. The adoption of this guidance did not have an effect on the Company’s combined financial statements.

Recent Pronouncements

Leases

In February 2016, the FASB issued new guidance on the accounting for leases, which supersedes previous lease guidance. Under this guidance, for all leases with terms in excess of one year, including operating leases,

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

the Company will be required to recognize on its balance sheet a lease liability and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance retains a distinction between finance leases and operating leases and the classification criteria is substantially similar to previous guidance. Additionally, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed. The Company is currently evaluating the impact of this guidance, which is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted.

Simplifying the Accounting for Measurement Period Adjustments

In September 2015, the FASB issued amended guidance which eliminates the requirement to retrospectively account for adjustments to provisional amounts recognized in a business combination when new information is obtained during the measurement period about facts and circumstances that existed as of the acquisition date. Under the amended guidance the acquirer will be required to recognize such adjustments in the reporting period in which the adjustment amounts are identified. Such adjustments also include the effect on earnings from any changes in depreciation, amortization, or other income effects resulting from the change to provisional amounts, as if the change occurred at the acquisition date. The amendments also require disclosure or separate presentation on the face of the statement of operations of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This guidance, which is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted, is not expected to have a material impact on the Company’s combined financial statements.

Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items

In January 2015, the FASB issued amended guidance which eliminates the concept of extraordinary items. This guidance removes the requirement to assess whether an event or transaction is both unusual in nature and infrequent in occurrence and to separately present any such items on the statement of operations after income from continuing operations. Rather, such items will either be presented as a separate component of income from continuing operations or disclosed in the notes to the financial statements. This guidance is effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Additionally, the Company is permitted to amend prior periods presented in the financial statements once the guidance is adopted. This guidance is not expected to have an impact on the Company’s combined financial statements.

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

In August 2014, the FASB issued guidance which requires management to evaluate, for each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued. If management identifies conditions or events that raise substantial doubt, disclosures are required in the financial statements, including any plans that will alleviate the substantial doubt about the entity’s ability to continue as a going concern. This guidance, which is effective for the first annual period ending after December 15, 2016, is not expected to have an impact on the Company’s combined financial statements.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period

In June 2014, the FASB issued guidance on the accounting for stock-based compensation when the terms of an award provide that a performance target that affects vesting could be achieved after the requisite service period. Under this guidance, such performance target should not be reflected in estimating the grant-date fair value of the award. The Company should begin recognizing compensation cost in the period in which it becomes probable that the performance target will be achieved, for the cumulative amount of compensation cost attributable to the period(s) for which the requisite service has already been rendered. This guidance, which is effective for interim and annual periods beginning after December 15, 2015, is not expected to have an impact on the Company’s combined financial statements.

Revenue from Contracts with Customers

In May 2014, the FASB issued guidance on the recognition of revenues which provides a single, comprehensive revenue recognition model for all contracts with customers and supersedes most existing revenue recognition guidance. The main principle under this guidance is that an entity should recognize revenue at the amount it expects to be entitled to in exchange for the transfer of goods or services to customers. The Company is currently evaluating the impact of this guidance, which is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted for interim and annual reporting periods beginning after December 15, 2016.

3) ACQUISITIONS AND DISPOSITIONS

CBS Radio Inc.’s legal entity structure historically included ownership of several entities that were not part of the Company’s radio operations. In preparation for the separation of its radio business, CBS completed several reorganization transactions during 2015 which resulted in all of the Company’s non-radio businesses being distributed to another wholly-owned subsidiary of CBS. These non-radio businesses have been presented as discontinued operations in these combined financial statements.

The following table sets forth details of net income from discontinued operations for the years ended December 31, 2015, 2014 and 2013.

Year Ended December 31,	2015	2014	2013
Revenues	$28.1	$33.0	$29.5
Costs and expenses	(21.2)	(29.8)	(25.0)
Operating income	6.9	3.2	4.5
Provision for income taxes	(3.1)	(1.7)	(2.2)
Net income from discontinued operations, net of tax	$3.8	$1.5	$2.3

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following table presents the major classes of assets and liabilities of the Company’s discontinued operations.

At December 31, 2014
Current assets	$9.5
Property and equipment, net	9.8
Goodwill	4.6
Intangible assets	50.4
Other assets	1.5
Total Assets	$75.8
Current liabilities	$4.6
Deferred income tax liabilities, net	15.0
Other liabilities	1.6
Total Liabilities	$21.2

In 2015, an agreement was reached for the sale of KFWB(AM) in Los Angeles for $8.0 million. This station was previously assigned to a divestiture trust, to which CBS was a beneficiary, as a result of the FCC’s radio-television cross-ownership rule, which limits the common ownership of radio and television stations in the same market. This radio station sale, which closed in March 2016, brings the Company into compliance with this cross-ownership rule. The assets associated with this station, which primarily consist of an FCC license, have been classified as held for sale on the Company’s Combined Balance Sheet at December 31, 2015. During 2015, the Company recorded an impairment charge of $39.6 million to reduce the carrying value of the FCC license attributable to this radio station to its fair value. The fair value reflects the transaction price, which is categorized as a Level 2 input according to the three-level fair value hierarchy established by the FASB, which prioritizes the inputs used in measuring fair value.

In December 2014, in connection with its focus on its major market presence, the Company completed a radio station swap with Beasley Broadcast Group, Inc. through which the Company exchanged 13 of its radio stations in Tampa and Charlotte as well as one radio station in Philadelphia, for two radio stations in Philadelphia and three radio stations in Miami. In connection with the radio station swap, the Company recorded a pretax noncash impairment charge of $48.6 million to reduce the carrying value of the goodwill allocated to the disposed stations to its fair value. The inputs used to determine the fair value are categorized as Level 3 inputs. The fair value of the transaction of approximately $262 million was determined based on a valuation of comparable assets in the same geographic markets. The purchase price was allocated based on the fair value of the assets acquired, primarily reflecting goodwill of $89.5 million, of which $7.2 million is deductible for tax purposes, and FCC licenses of $164.2 million.

In July 2014, to complement its digital offerings, the Company acquired Eventful, Inc., a leading digital media company in the events discovery, communication and personalization business. The purchase price of $28.3 million was allocated based on the fair value of the assets acquired, which primarily includes goodwill of $20.2 million and deferred tax assets of $7.0 million. None of the goodwill recognized is expected to be deductible for tax purposes.

These acquisitions did not have a material impact on the Company’s combined financial statements for any of the years presented.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

4) PROPERTY AND EQUIPMENT

At December 31,	2015	2014
Land	$45.8	$45.6
Buildings	40.3	40.6
Broadcasting equipment	115.6	105.3
Furniture, equipment and other	87.9	94.2
Leasehold improvements	72.2	63.5
	361.8	349.2
Less accumulated depreciation	(209.9)	(191.7)
Property and equipment, net	$151.9	$157.5

Depreciation expense was $28.5 million in 2015, $30.8 million in 2014 and $31.3 million in 2013. At December 31, 2015, 2014 and 2013 the Company had accruals for unpaid property and equipment additions of $3.2 million, $10.2 million and $9.2 million, respectively.

5) GOODWILL AND FCC LICENSES

The Company performs a fair-value based impairment test of goodwill and FCC licenses annually during the fourth quarter and also between annual tests if an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit or the aggregate fair value of FCC licenses in a radio market below their respective carrying value. Goodwill is tested for impairment at the reporting unit level, which for the Company is one level below its operating segment. FCC licenses are tested for impairment at the geographic market level. The Company considers each geographic market, which is comprised of all of the Company’s radio stations within that geographic market, to be a single unit of accounting because the FCC licenses at this level represent their highest and best use.

FCC Licenses

For 2015, the Company performed a quantitative impairment test of FCC licenses in all of its markets. This impairment test compares the estimated fair value of the FCC licenses by geographic market with their respective carrying values. The estimated fair value of each FCC license is computed using the Greenfield Discounted Cash Flow Method (“Greenfield Method”), which attempts to isolate the income that is attributable to the license alone. The Greenfield Method is based upon modeling a hypothetical start-up station and building it up to a normalized operation that, by design, lacks inherent goodwill and whose other assets have essentially been added as part of the build-up process. The Greenfield Method adds the present value of the estimated annual cash flows of the start-up station over a projection period to the residual value at the end of the projection period. The annual cash flows over the projection period include assumptions for overall advertising revenues in the relevant geographic market, the start-up station’s operating costs and capital expenditures, and a three-year build-up period for the start-up station to reach a normalized state of operations, which reflects the point at which it achieves an average market share. The overall market advertising revenue in the subject market is estimated based on recent industry projections. Operating costs and capital expenditures are estimated based on both industry and internal data. The residual value is calculated using a perpetual nominal growth rate, which is based on projected long-range inflation in the U.S. and long-term industry projections and for 2015 was 1.0% for each radio station. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities and for 2015 was 7.75% for each radio station.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The Company concluded that the estimated fair values of the FCC licenses in 18 markets were lower than their respective carrying values. Accordingly, the Company recognized a pretax noncash impairment charge of $482.9 million related to FCC licenses in these markets. This impairment was a result of a sustained decline in industry projections for the radio advertising marketplace since 2014. The charge included $39.6 million to reduce the book value of KFWB(AM) in Los Angeles to its fair value. KFWB(AM) was classified as held for sale at December 31, 2015 (See Note 3). For the remaining seven markets, the Company concluded that the estimated fair values of FCC licenses in each market exceeded their respective carrying values. Two markets, which had an aggregate carrying value of FCC licenses of $203 million, were each within 5% of their respective estimated fair value, and two markets, which had an aggregate carrying value of FCC licenses of $193 million, were each within 10% of their respective estimated fair value.

Goodwill

For 2015, the Company performed a quantitative goodwill impairment test for each of its three reporting units. The first step of the goodwill impairment test examines whether the carrying value of a reporting unit exceeds its fair value. If the carrying value exceeds the fair value, the second step of the test compares the implied fair value of a reporting unit’s goodwill with the carrying value of its goodwill to determine the amount of impairment charge, if any. The estimated fair value of each reporting unit is computed based upon the present value of future cash flows (“Discounted Cash Flow Method”), which is compared to the traded values of comparable businesses (“Market Comparable Method”). The Discounted Cash Flow Method and Market Comparable Method resulted in similar estimated fair values. The Discounted Cash Flow Method includes the Company’s assumptions for growth rates, operating margins and capital expenditures for the projection period plus the residual value of the business at the end of the projection period. The estimated growth rates, operating margins and capital expenditures for the projection period are based on the Company’s internal forecasts of future performance as well as historical trends. The residual value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections, and for 2015 was 1.5% for each of the Company’s reporting units. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities and for 2015 was 8.0% for each of the Company’s reporting units. The Company concluded that the estimated fair value of each of its reporting units exceeded their respective carrying values, after the above-mentioned FCC licenses impairment charge, and therefore the second step of the goodwill impairment test was unnecessary. One reporting unit, with a goodwill balance of $730 million, was within 5% of its estimated fair value, and one reporting unit, with a goodwill balance of $597 million, was within 10% of its estimated fair value. The estimated fair value of the Company’s other reporting unit exceeded its carrying value by more than 10%.

For the year ended December 31, 2015, there were no changes in the book value of goodwill. For the year ended December 31, 2014, the change in the book value of goodwill was as follows:

	Balance at December 31, 2013	Acquisitions		Balance at December 31, 2014
Goodwill	$15,679.1	$109.7	(a)	$15,788.8
Accumulated impairment losses	(13,926.9)	—		(13,926.9)
Goodwill, net of impairment	$1,752.2	$109.7		$1,861.9
(a)	Amount reflects goodwill acquired in the radio station swap with Beasley Broadcast Group, Inc. and as a result of the acquisition of Eventful, Inc. (See Note 3). At December 31, 2013, the allocated goodwill relating to the stations disposed of in the swap was included in “Assets held for sale” and as a result is not included in the changes in the book value above.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

6) RESTRUCTURING CHARGES

During 2015, 2014 and 2013, in continued efforts to reduce its cost structure, the Company initiated restructuring activities, primarily for the reorganization of certain operations. During the year ended December 31, 2015, the Company recorded restructuring charges of $36.5 million, reflecting $24.7 million of severance costs and $11.8 million of costs associated with exiting contractual obligations. During the year ended December 31, 2014, the Company recorded restructuring charges of $7.0 million, reflecting $5.9 million of severance costs and $1.1 million of costs associated with exiting contractual obligations. During the year ended December 31, 2013, the Company recorded restructuring charges of $5.1 million, reflecting severance costs. As of December 31, 2015, the cumulative settlements for the 2015, 2014 and 2013 restructuring charges were $24.4 million, of which $19.7 million was for the severance costs and $4.7 million related to costs associated with exiting contractual obligations. The Company expects to substantially utilize its restructuring reserves by the end of 2016.

2013 Charges	$5.1
2013 Settlements	(.6)
Balance at December 31, 2013	4.5
2014 Charges	7.0
2014 Settlements	(5.5)
Balance at December 31, 2014	6.0
2015 Charges	36.5
2015 Settlements	(18.3)
Balance at December 31, 2015	$24.2

7) RELATED PARTY TRANSACTIONS

CBS provides the Company with certain services, such as insurance and support for technology systems, and also provides benefits to the Company’s employees, including medical, dental, life and disability insurance, participation in a 401(k) savings plan and certain postemployment benefits. Charges for these services and benefits are reflected in the combined financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits provided by CBS have been included in general and administrative expenses in the accompanying Combined Statements of Operations and totaled $84.1 million, $76.5 million and $74.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, the Company’s expenses as a stand-alone company may be different from those reflected in the Combined Statements of Operations.

The Company participates in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generates is automatically transferred to CBS and any additional daily cash flow needs are funded by CBS. In conjunction therewith, the intercompany transactions between the Company and CBS have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from CBS, are reflected in “Net cash distribution to CBS” on the Combined Statements of Cash Flows and “Net distribution to CBS” on the Combined Statements of Invested Equity. The amounts on these financial statement line items differ due to noncash transactions, such as stock-based compensation expense.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to the Company as none of CBS’s debt is directly attributable to the Company.

The Company also generates revenues from sales to various subsidiaries and joint ventures of CBS. The Company’s total revenues from these transactions were $8.4 million, $8.5 million and $8.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. The Company recognized revenues of $2.9 million, $2.4 million and $2.5 million for the years ended December 31, 2015, 2014 and 2013, respectively, for the sale of advertising spots to subsidiaries of Viacom Inc.

The Company is involved in other transactions with related parties that have not been material in any of the periods presented.

8) STOCK-BASED COMPENSATION

Certain of the Company’s employees were granted awards of stock options and RSUs for CBS Class B Common Stock under the CBS equity incentive plans. These awards include an annual grant to certain management employees as well as annual grants under the CBS Fund the Future Program to substantially all of the Company’s employees.

The following table summarizes the Company’s stock-based compensation expense for the years ended December 31, 2015, 2014 and 2013.

Year Ended December 31,	2015	2014	2013
RSUs	$14.4	$14.8	$14.9
Stock options	2.7	1.8	1.6
Stock-based compensation expense, before income taxes	17.1	16.6	16.5
Related tax benefit	(6.7)	(6.6)	(6.6)
Stock-based compensation expense, net of tax	$10.4	$10.0	$9.9

RSUs

Compensation expense for RSUs is determined based upon the market price of the CBS shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a three- to four-year service period. For certain RSU awards the number of shares an employee earns is based on the outcome of performance conditions. Compensation expense is recorded based on the probable outcome of the performance condition. Forfeitures for RSUs are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The weighted average grant date fair value of RSUs was $59.73, $64.50 and $44.43 in 2015, 2014 and 2013, respectively. The total market value of RSUs that vested during 2015, 2014 and 2013 was $25.5 million, $36.7 million and $39.2 million, respectively. Total unrecognized compensation cost related to non-vested RSUs at December 31, 2015 was $18.8 million, which is expected to be recognized over a weighted average period of 2.2 years.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following table summarizes the activity of CBS RSUs issued to employees of the Company.

	RSUs	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2014	819,859	$44.82
Granted	310,360	$59.73
Vested	(436,873)	$39.34
Forfeited	(131,036)	$55.14
Non-vested at December 31, 2015	562,310	$54.90

Stock Options

Stock options vest over a four-year service period and expire eight years from the date of grant. Forfeitures are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The weighted average fair value of stock options as of the grant date was $15.86, $18.23 and $11.69 in 2015, 2014 and 2013, respectively. Compensation expense for stock options is determined based on the grant date fair value of the award using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year Ended December 31,	2015	2014	2013
Expected dividend yield	1.25%	1.25%	1.50%
Expected stock price volatility	31.14%	33.06%	34.71%
Risk-free interest rate	1.60%	1.60%	.90%
Expected term of options (years)	5.00	5.00	5.00

The expected stock price volatility is determined using a weighted average of historical volatility for CBS Class B Common Stock and implied volatility of publicly traded options to purchase CBS Class B Common Stock. Given the existence of an actively traded market for CBS options, the Company was able to derive implied volatility using publicly traded options to purchase CBS Class B Common Stock that were trading near the grant date of the employee stock options at a similar exercise price and a remaining term of greater than one year.

The risk-free interest rate is based on a U.S. Treasury rate in effect on the date of grant with a term equal to the expected term. The expected term is determined based on historical employee exercise and the post-vesting terminations behavior. The expected dividend yield represents the future expectation of the dividend yield based on current rates and historical patterns of dividend changes.

Total unrecognized compensation cost related to non-vested stock option awards at December 31, 2015 was $1.8 million, which is expected to be recognized over a weighted average period of 2.4 years.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following table summarizes the activity of CBS stock options issued to employees of the Company.

	Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2014	723,079	$35.04
Granted	99,157	$60.60
Exercised	(254,278)	$25.42
Forfeited or Expired	(116,704)	$31.69
Outstanding at December 31, 2015	451,254	$46.95
Exercisable at December 31, 2015	255,396	$42.93

The following table summarizes other information relating to stock option exercises during the years ended December 31, 2015, 2014 and 2013.

Year Ended December 31,	2015	2014	2013
Cash paid to CBS by employees of the Company for stock option exercises	$6.5	$4.9	$7.4
Tax benefit of stock option exercises	$3.5	$4.5	$3.5
Intrinsic value of stock option exercises	$8.8	$11.3	$8.9

The following table summarizes information concerning outstanding and exercisable stock options to purchase CBS Class B Common Stock under the CBS equity incentive plans at December 31, 2015.

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$20 to $29.99	131,441	3.23	$ 25.87	97,182	$ 24.61
$40 to $49.99	124,144	4.36	$ 43.21	71,749	$ 43.21
$50 to $59.99	58,892	3.92	$ 59.54	35,589	$ 59.54
$60 to $69.99	136,777	5.35	$ 65.17	50,876	$ 65.91
	451,254			255,396

At December 31, 2015 stock options outstanding have a weighted average remaining contractual life of 4.27 years and the total intrinsic value for “in-the-money” options, based on the closing stock price of CBS Class B Common Stock of $47.13, was $3.3 million. At December 31, 2015 stock options exercisable have a weighted average remaining contractual life of 3.07 years and the total intrinsic value for “in-the-money” exercisable options was $2.5 million.

9) INCOME TAXES

The Company’s operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Combined Statements of Operations, net deferred tax liabilities included in the Combined Balance Sheets and income tax payments reflected in the Combined Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis for the Company. Management believes that the assumptions and estimates used to determine these

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

tax amounts are reasonable. However, the combined financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Cash paid for income taxes was assumed to be $74.0 million, $109.1 million and $112.8 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The components of the (benefit) provision for income taxes are as follows:

Year Ended December 31,	2015	2014	2013
Current:
Federal	$60.9	$82.2	$88.6
State and local	13.1	19.3	22.3
	74.0	101.5	110.9
Deferred	(177.8)	21.3	35.2
(Benefit) provision for income taxes	$(103.8)	$122.8	$146.1

In addition, included in discontinued operations was an income tax provision of $3.1 million, $1.7 million, and $2.2 million in 2015, 2014 and 2013, respectively.

The difference between income taxes expected at the U.S. federal statutory income tax rate of 35% and the provision for income taxes is summarized as follows:

Year Ended December 31,	2015	2014	2013
Taxes on income at U.S. statutory rate	$(84.6)	$104.8	$126.1
State and local taxes, net of federal tax benefit	(20.0)	6.9	19.2
Impairment charges	—	8.9	—
Other, net	.8	2.2	.8
(Benefit) provision for income taxes	$(103.8)	$122.8	$146.1

The following is a summary of the components of deferred income tax assets and liabilities:

Year Ended December 31,	2015	2014
Deferred tax assets:
Reserves and other accrued liabilities	$13.3	$8.1
Postretirement and other employee compensation	4.0	5.0
Tax credit and loss carryforwards	19.3	17.2
Investments	3.9	7.0
Total deferred income tax assets	40.5	37.3
Valuation allowance	(16.7)	(17.4)
Deferred income tax assets, net	23.8	19.9
Deferred tax liabilities:
Property and equipment	(3.0)	(2.5)
FCC licenses and goodwill	(1,077.6)	(1,253.8)
Total deferred income tax liabilities	(1,080.6)	(1,256.3)
Deferred income tax liabilities, net	$(1,056.8)	$(1,236.4)

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

In addition to the deferred income taxes reflected in the table above, included in “Liabilities of discontinued operations” on the Combined Balance Sheet is a net deferred income tax liability of $15.0 million at December 31, 2014.

At December 31, 2015, the Company had net operating loss carryforwards for federal, state and local jurisdictions of approximately $17.6 million, which expire in 2035.

The 2015 and 2014 deferred income tax assets were reduced by a valuation allowance of $16.7 million and $17.4 million, respectively, principally relating to income tax benefits of capital losses which are not expected to be realized.

The following table sets forth the change in the reserve for uncertain tax positions, excluding related accrued interest and penalties.

At January 1, 2013	$8.3
Additions for current year tax positions	.5
Additions for prior year tax positions	2.9
Reductions for prior year tax positions	(1.9)
Cash settlements	(1.2)
At December 31, 2013	8.6
Additions for current year tax positions	.7
Reductions for prior year tax positions	(2.0)
Cash settlements	(4.7)
At December 31, 2014	2.6
Additions for current year tax positions	.6
Additions for prior year tax positions	.1
At December 31, 2015	$3.3

The reserve for uncertain tax positions of $3.3 million at December 31, 2015 includes $2.1 million which would affect the Company’s effective income tax rate if and when recognized in future years.

The Company recognizes interest and penalty charges related to the reserve for uncertain tax positions as income tax expense. For the years ended December 31, 2015, 2014 and 2013, the Company recognized interest and penalty charges of $.2 million, $.1 million and $3.0 million, respectively, in the Combined Statements of Operations. As of December 31, 2015 and 2014, the Company has recorded liabilities for accrued interest and penalties of $.4 million and $.2 million, respectively on the Combined Balance Sheets.

Although the Company’s income taxes are presented on a separate tax return basis, its operating results are included in the consolidated federal and certain state and local tax filings of CBS. Various tax years are currently under examination by state and local tax authorities and 2013 and 2014 remain open with the Internal Revenue Service (“IRS”). The IRS is expected to commence its examination of these years during 2016. With respect to open tax years in all jurisdictions, the Company currently believes that it is reasonably possible that the reserve for uncertain tax positions will change within the next twelve months; however, as it is difficult to predict the final outcome of any particular tax matter, an estimate of any related impact to the reserve for uncertain tax positions cannot currently be determined.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

10) COMMITMENTS AND CONTINGENCIES

The Company’s commitments not recorded on the Combined Balance Sheets primarily consist of operating lease arrangements, talent contracts, purchase obligations and programming rights, mainly for sports programming. These arrangements result from the Company’s normal course of business and represent obligations that are payable over several years.

The Company has long-term noncancellable operating lease commitments for office space and equipment, which expire at various dates.

At December 31, 2015, minimum rental payments under noncancellable operating leases with terms in excess of one year are as follows:

Operating Leases
2016	$28.1
2017	26.5
2018	21.7
2019	21.5
2020	19.3
2021 and thereafter	94.5
Total minimum payments	$211.6

Future minimum operating lease payments have been reduced by future minimum sublease income of $6.9 million. Rent expense was $36.2 million, $33.9 million and $34.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

At December 31, 2015, the Company’s commitments for programming rights, talent contracts and purchase obligations in excess of one year are as follows:

	Programming Rights	Talent Contracts	Purchase Obligations	Total
2016	$53.3	$42.7	$3.9	$99.9
2017	54.2	35.5	3.5	93.2
2018	32.0	7.4	.5	39.9
2019	32.9	1.4	.5	34.8
2020	30.9	—	.6	31.5
2021 and thereafter	60.5	—	.3	60.8
Total commitments	$263.8	$87.0	$9.3	$360.1

Legal Matters

On an ongoing basis, the Company vigorously defends itself in numerous lawsuits and proceedings and responds to various investigations and inquiries from federal, state and local authorities (collectively, “litigation”). Litigation may be brought against the Company without merit, is inherently uncertain and always difficult to predict. However, based on its understanding and evaluation of the relevant facts and circumstances, the Company believes that the litigation to which it is a party is not likely to have a material adverse effect on its results of operations, financial position or cash flows.

CBS RADIO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

11) EMPLOYEE BENEFITS

Defined Benefit Plans Sponsored by CBS and CBS Radio

Certain employees of the Company participate in qualified and non-qualified defined benefit pension plans and postretirement benefit plans sponsored by CBS, which also include participants from other CBS operating entities. For purposes of these financial statements, the Company accounts for these plans as multiemployer benefit plans. Accordingly, the Company did not record an asset or liability on the Combined Balance Sheets to recognize the funded status of these plans.

In addition, the Company sponsors a qualified defined benefit pension plan covering certain of its employees. The majority of participants in the plan are retired or former employees and the pension plan is closed to new entrants. Plan benefits are based on a participant’s years of service and average pay near retirement. All participants are fully vested in the plan. The projected benefit obligation for the Company’s pension plan was $.7 million at both December 31, 2015 and 2014.

The assets of the Company’s qualified pension plan consist entirely of the plan’s interest in a master trust which invests the assets of this plan as well as several other defined benefit plans sponsored by CBS. At December 31, 2015, the master trust was invested approximately 75% in long duration fixed income portfolios, 23% in equity instruments, and the remainder in cash and other investments. At December 31, 2014, the master trust was invested approximately 76% in long duration fixed income portfolios, 22% in equity instruments and the remainder in cash and other investments. The plan’s interest in the master trust is less than one percent. The Company’s qualified pension plans had total assets of $4.9 million at December 31, 2015 and $5.1 million December 31, 2014.

The Company funds its qualified pension plan in accordance with the Employee Retirement Income Security Act of 1974, the Pension Protection Act of 2006, the Internal Revenue Code of 1986 and the applicable rules and regulations. The Company’s qualified pension plan was overfunded by $4.2 million at December 31, 2015 and $4.4 million at December 31, 2014. Such amounts are recognized in other assets on the Combined Balance Sheets.

Costs associated with all pension and other postretirement benefits provided to the Company’s employees totaled $.9 million, $1.3 million and $1.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Multiemployer Pension

The Company contributes to multiemployer plans that provide pension benefits to certain employees under collective bargaining agreements. Contributions to these plans were $2.0 million for each of the years ended December 31, 2015, 2014 and 2013. Based on the Company’s contributions to each individual multiemployer plan relative to the total contributions of all participating employers in such plan, no multiemployer plan was deemed to be individually significant to the Company.

Defined Contribution Plans

CBS sponsors defined contribution plans for the benefit of substantially all of the Company’s employees meeting eligibility requirements. Employer contributions to such plans for the Company’s employees were $11.1 million for the year ended December 31, 2015 and $11.3 million for each of the years ended December 31, 2014 and 2013.

12) UNAUDITED PRO FORMA INFORMATION

The unaudited pro forma net income per share has been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3 and assumes that the incremental shares to be issued in connection with the Offering were outstanding from the beginning of the period.

CBS RADIO

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Tabular dollars in millions)

Col. A	Col. B	Col. C			Col. D	Col. E
Description	Balance at Beginning of Period	Balance Acquired through Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2015	$3.6	$—	$4.6	$—	$3.2	$5.0
Year ended December 31, 2014	$6.6	$—	$(.1)	$—	$2.9	$3.6
Year ended December 31, 2013	$8.6	$—	$.7	$—	$2.7	$6.6

Valuation allowance on deferred tax assets:
Year ended December 31, 2015	$17.4	$—	$—	$—	$.7	$16.7
Year ended December 31, 2014	$16.2	$1.2	$—	$—	$—	$17.4
Year ended December 31, 2013	$16.2	$—	$—	$—	$—	$16.2

            Shares

CBS RADIO INC.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2016

Until             (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

SEC Registration Fee*		$10,070
Stock Exchange Listing Fee*		*
FINRA Filing Fee*		*
Printing and Engraving Expenses*		*
Legal Fees and Accounting Fees and Expenses (other than Blue Sky Expenses)*		*
Blue Sky Expenses*		*
Other Fees and Expenses*		*
Total*	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the DGCL provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

The Company’s Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (d) for any transaction from which the director derives an improper personal benefit. The Company’s Amended and Restated By-laws also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL.

Accordingly, in the event that any of our directors or officers are immune or exculpated from, or indemnified against, liability in connection with actions they have taken but which actions impede our performance, our and our stockholders’ ability to recover damages from that director or officer will be limited.

Further, the Company shall, to the fullest extent permitted by the DGCL in effect from time to time indemnify any person who is or was a director or officer of the Company from and against any and all of expenses, judgments, fines and amounts paid in settlement actually or reasonably incurred in connection with the matters referred to in or covered by Section 145 of the DGCL without requiring a preliminary determination of the ultimate entitlement to indemnification, and shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Financial Statements and Exhibits.

(A) Financial Statements. See Index to Combined Financial Statements and the related notes thereto.

(B) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-1:

Exhibit

1.1*	Form of Underwriting Agreement among CBS Radio Inc. and the underwriters named therein

3.3*	Form of Amended and Restated Certificate of Incorporation of CBS Radio Inc.

3.4*	Form of Amended and Restated Bylaws of CBS Radio Inc.

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz

10.1*	Form of Master Separation Agreement

10.2*	Form of Tax Matters Agreement

10.3*	Form of Transition Services Agreement

10.4*	Form of Form of Registration Rights Agreement

10.5*	Form of Intellectual Property License Agreements

10.6*	Form of Joint Digital Services Agreement

21.1*	List of Subsidiaries of Registrant

23.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

24.1*	Power of Attorney

*	To be filed by amendment.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 8th day of July, 2016.

CBS Radio Inc.

By:	/s/ Andre J. Fernandez
Andre J. Fernandez
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Leslie Moonves Leslie Moonves	Chairman and Director	July 8, 2016

/s/ Andre J. Fernandez Andre J. Fernandez	President (Principal Executive Officer)	July 8, 2016

/s/ Joseph R. Ianniello Joseph R. Ianniello	Executive Vice President and Treasurer and Director (Principal Financial Officer)	July 8, 2016

/s/ Anthony G. Ambrosio Anthony G. Ambrosio	Executive Vice President, Chief Administrative Officer and Chief Human Resources Officer and Director	July 8, 2016

/s/ Lawrence P. Tu Lawrence P. Tu	Executive Vice President and Assistant Secretary and Director	July 8, 2016

/s/ Lawrence Liding Lawrence Liding	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	July 8, 2016

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